
PENNYMAC
FINANCIAL SERVICES

2024

Annual Report










PENNYMAC
FINANCIAL SERVICES

PennyMac Financial Services, Inc. (NYSE: PFSI) is a specialty financial services firm with a comprehensive mortgage platform and integrated business focused on the origination, acquisition, and servicing of U.S. residential mortgage loans and the management of investments related to the U.S. mortgage market.

Since PennyMac's founding in 2008, we have pursued opportunities to acquire, originate and manage mortgage loans and mortgage-related assets and established what we believe is the leading residential mortgage platform in the U.S.

We manage PennyMac Mortgage Investment Trust (NYSE: PMT), a publicly-traded mortgage real estate investment trust (REIT). PMT is a tax-efficient vehicle for investing in mortgage-related assets and has a successful track record of deploying and managing capital in mortgage-related investments for more than 15 years.



Dear Fellow Stockholders,

PennyMac Financial Services, Inc.'s (NYSE: PFSI) strong financial performance in 2024 serves as testament to the critical role our scaled and balanced business model plays in achieving success in mortgage banking across different interest rate environments. The year was characterized by extreme interest rate volatility - as evidenced by the yield on the 10-year Treasury bond, which ranged from 3.6 percent to 4.7 percent - and low origination volumes. *Inside Mortgage Finance* estimates the origination market in 2024 totaled $1.7 trillion in unpaid principal balance (UPB); and while up 16 percent from 2023, it is still well below normalized levels. Housing affordability continues to be near all-time lows driven by steady and consistent home price appreciation and mortgage rates in the 6 to 7 percent range. Despite these challenges, we produced a 9 percent return on equity (ROE) and a 17 percent operating ROE[1], which excludes the impacts of fair value changes on hedged mortgage servicing rights (MSR) and non-recurring items, with strong contributions from both our industry-leading production and servicing businesses.

Though the origination market was constrained in 2024, pretax income from our production segment was $311 million, up 168 percent from 2023. Total production volumes, which include acquisitions made by PennyMac Mortgage Investment Trust (NYSE: PMT), were $116 billion in UPB, up 17 percent from the prior year, and we retained our position as the second largest producer of mortgage loans in the country. These achievements highlight both our strong access to the more consistent purchase market, primarily through our leading correspondent and broker-direct channels, and our ability to rapidly address refinance opportunities in our own portfolio when they are presented by lower rates. Through the retention of MSRs on our production, our servicing portfolio ended the year at $666 billion in UPB, up 10 percent from the end of 2023, with 2.6 million customers. Our large and scaled servicing business is a key component of the success we have enjoyed over the years and specifically in this higher interest rate environment. In 2024, we generated $643 million of operating pretax income[1] from the servicing segment, up 20 percent from the previous year.

It is important to acknowledge that the rapid fluctuations in interest rates throughout the year presented some challenges in the hedging of our MSR portfolio. While our overall financial performance was strong, increased interest rate volatility and elevated hedge costs led to periods where the performance of our interest rate hedges did not effectively insulate our performance from fluctuations in the value of the MSR asset at our targeted levels. However, we remain confident in our ability to navigate these complexities through the ongoing refinement of our risk management practices, which continue to provide stable growth in PFSI's book value per share by mitigating the impact of fluctuating MSR fair values on our stockholders' equity.

[1] See "Reconciliation of GAAP to Non-GAAP Information" on page 7 for a reconciliation to the most directly comparable financial measure in accordance with GAAP.

Looking toward 2025 and beyond, I believe we are extraordinarily well-positioned for continued strong execution across our core businesses. Our correspondent sellers and brokers have cultivated deep connections within their local communities, proving to be invaluable sources for purchase loan originations. They recognize the distinct value proposition we can offer: consistently purchasing and originating loans quickly with minimal defects at competitive prices. This strong foundation ensures a reliable flow of high-quality assets and positions our servicing portfolio for sustained growth as we strategically retain the MSRs on almost all of our production. The organic expansion of our servicing portfolio will serve as a powerful engine for future earnings potential, driving low-cost leads to our most profitable channel, consumer direct lending, when interest rates decline, a trend we witnessed and capitalized on successfully in the third quarter of 2024.

Beyond our core strategies, we are committed to maximizing the opportunities we have created through the growth and scale of our business. These include leveraging strategic partnerships, exploring new revenue streams, and embracing advancements in mortgage banking technology, with a particular emphasis on artificial intelligence. Earlier this year we announced a significant milestone in our brand-building efforts as Pennymac was named the Official Mortgage Supporter of Team USA and the LA28 Olympic and Paralympic Games. This strategic alliance underscores our commitment to excellence, community engagement, and national pride. We are particularly honored to support the LA28 Games and have the opportunity to connect with the spirit of the Olympic and Paralympic Movement. This partnership will significantly elevate our brand visibility, reinforcing our core values and creating meaningful connections with the customers and communities we serve. Additionally, we are actively pursuing opportunities to leverage our expertise and best-in-class Servicing Systems Environment (SSE) technology to expand our subservicing business beyond PMT. This is a strategic initiative designed to create additional recurring fee revenue with no material capital investment, thereby enhancing our expected profitability and returns. Lastly, we are committed to continuous technological innovation, including the strategic integration of artificial intelligence, to enhance operational efficiencies while dramatically improving the customer experience. This commitment is evidenced by the significant progress we have made reducing our operating expenses. As an example, operating expenses in our servicing business have declined by 36 percent since 2019, to 5.1 basis points of average servicing portfolio UPB in 2024, and we see even more opportunities to gain efficiencies as the portfolio grows and as we continue to refine our processes with the deployment of new technologies.

Though the political and competitive landscape is changing, with ongoing market consolidation and shifts in the regulatory environment, we are strategically positioned to succeed. Our robust technology infrastructure, nimble business model, and commitment to prudent risk management enable us to effectively navigate these changes. Moreover, our unique and synergistic partnership with PMT provides a significant competitive advantage, especially if the footprint of the government in the mortgage industry is reduced under the current administration. As such, we are confident in our ability to capitalize on emerging opportunities and leverage our strategic partnerships to maintain our competitive edge, ensuring continued growth and value creation for our stockholders.

Our core businesses continue to drive outstanding operational and financial results, highlighting both this management team's proven ability to be effective stewards of capital, and the resilience of our balanced business model in different interest rate environments. However, what has truly set us apart is our unwavering commitment to doing the right thing by every stakeholder, including our customers, business partners, employees and investors. This dedication and adherence to our core values has propelled us into the industry leadership position we are in today. To that end, Pennymac has been recognized in Newsweek's annual Top 100 Most Loved Workplaces® list for the second year in a row. This reflects our ongoing commitment to building a workplace where employees feel valued, respected, and inspired to contribute to our shared mission while growing and realizing their potential.

In closing, I remain deeply inspired watching this management team and our employees show up day after day to address challenges, deliver results and drive our company forward. While I am extremely proud of what we have accomplished, I firmly believe our best days are ahead and am more confident than ever in our ability to continue executing. I would like to extend my sincere appreciation to all of our stockholders for their continued support and for their shared belief in our vision.

Sincerely,

David A. Spector
Chairman and Chief Executive Officer
April 28, 2025

STOCK PERFORMANCE GRAPH

The following graph and table describe certain information comparing the cumulative total return on our common stock to the cumulative total return of the Russell 2000 Index and the Dow Jones US Mortgage Finance Total Return Index. The comparison period is from December 31, 2019 to December 31, 2024, and the calculation assumes reinvestment of any dividends. The graph and table illustrate the value of a hypothetical investment in our common stock and the two other indices on December 31, 2019.


PFSI
Russell 2000 Index
Dow Jones US Mortgage Finance Total Return Index
$319
$143
$132
$100
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24

	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24
PFSI	**$100**	**$195**	**$210**	**$173**	**$273**	**$319**
Russell 2000 Index	$100	$120	$138	$109	$128	$143
Dow Jones US Mortgage Finance Total Return Index	$100	$86	$101	$83	$121	$132

Source: Bloomberg

The information in the performance graph and table has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness can be guaranteed. The historical information set forth above is not necessarily indicative of future performance. Accordingly, we do not make or endorse any predictions as to future share performance. The share performance graph and table shall not be deemed, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, to be (i) “soliciting material” or “filed” or (ii) incorporated by reference by any general statement into any filing made by us with the Securities and Exchange Commission, except to the extent that we specifically incorporate such share performance graph and table by reference.

CORPORATE INFORMATION

Corporate Offices
3043 Townsgate Road
Westlake Village, CA 91361
818.264.4907
pfsi.pennymac.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Los Angeles, CA

Transfer Agent
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
Toll-Free 800.522.6645

2025 Annual Meeting
The 2025 Annual Meeting of Stockholders will be held at 11:00 a.m. PT on June 18, 2025, via a live webcast at www.virtualshareholdermeeting.com/PFSI2025

Market Data of PennyMac Financial Services, Inc.
Common Stock
Traded: New York Stock Exchange
Symbol: PFSI

Stockholder inquiries
The Annual Report on Form 10-K of PennyMac Financial Services, Inc. filed with the SEC as well as other reports, can be accessed via our website at pfsi.pennymac.com or by emailing a request to PFSI_IR@pennymac.com.

As of March 31, 2025, we had approximately 27 common stockholders of record. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in “street name” by securities dealers and others for the benefit of individual owners who may vote the shares.

Pursuant to Rule 303A.12 of the New York Stock Exchange Listed Companies Manual, each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. David A. Spector’s annual CEO certification regarding the NYSE’s corporate governance listing standards was submitted to the NYSE on July 5, 2024.

FORWARD-LOOKING STATEMENTS

Some of the information we provide in this document is forward-looking and therefore could change over time to reflect changes in the environment in which we compete. For details on the uncertainties that may cause our actual results to be materially different than those expressed in our forward-looking statements, please see our most recently filed periodic report filed with the SEC.

RECONCILIATION OF GAAP TO NON-GAAP INFORMATION

($ in millions)		2024
Net income (loss)	**$**	**311.4**
(Increase) in fair value of MSRs and MSLs due to changes in valuation inputs used in the valuation model		(407.4)
Hedging losses associated with MSRs		832.5
Non-recurring items		(10.9)
Tax impacts of adjustments*		111.1
Operating net income	**$**	**614.5**
Average stockholders' equity	$	3,660.9
Annualized operating return on equity		**17%**

*Assumes a tax rate of 26.85% in periods prior to 4Q24, assumes a tax rate of 26.70% in 4Q24

($ in millions)		2024
Servicing pretax income	**$**	**205.0**
(Increase) in fair value of MSRs and MSLs due to changes in valuation inputs used in the valuation model		(407.4)
Hedging losses associated with MSRs		832.5
Provision for credit losses on active loans		13.0
Servicing pretax income net of valuation related changes	**$**	**643.1**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-38727

PennyMac Financial Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**83-1098934**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
3043 Townsgate Road, Westlake Village, California	**91361**
(Address of principal executive offices)	(Zip Code)

(818) 224-7442

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	PFSI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024 the aggregate market value of the registrant's Common Stock, $0.0001 par value ("common stock"), held by non-affiliates was $2,650,778,086 based on the closing price as reported on the New York Stock Exchange on that date.

As of February 14, 2025, the number of outstanding shares of common stock of the registrant was 51,434,010.

Documents Incorporated by Reference

Document	Parts Into Which Incorporated
Definitive Proxy Statement for 2025 Annual Meeting of Stockholders	Part III

PENNYMAC FINANCIAL SERVICES, INC.
FORM 10-K
December 31, 2024
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this “Report”) contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” “continue,” “plan” or other similar words or expressions.

Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Examples of forward-looking statements include the following:

- projections of our revenues, income, earnings per share, capital structure or other financial items;
- descriptions of our plans or objectives for future operations, products or services;
- forecasts of our future economic performance, interest rates, profit margins and our share of future markets;
- discussions of our expectations regarding various macroeconomic factors, including variability in the economy or the impact of current and future regulations and legislation on our business; and
- descriptions of assumptions underlying or relating to any of the foregoing expectations regarding the timing of generating any revenues.

Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. There are a number of factors, many of which are beyond our control that could cause actual results to differ significantly from management’s expectations. Some of these factors are discussed below.

You should not place undue reliance on any forward-looking statement and should consider the following uncertainties and risks, as well as the risks and uncertainties discussed elsewhere in this Report and as set forth in Item 1A. of Part I hereof and any subsequent Quarterly Reports on Form 10-Q.

Factors that could cause actual results to differ materially from historical results or those anticipated include, but are not limited to:

- interest rate changes;
- changes in real estate values, housing prices and housing sales;
- changes in macroeconomic, consumer and real estate market conditions;
- the continually changing federal, state and local laws and regulations applicable to the highly regulated industry in which we operate;
- lawsuits or governmental actions that may result from any noncompliance with the laws and regulations applicable to our business;
- the mortgage lending and servicing-related regulations promulgated by the Consumer Financial Protection Bureau and its enforcement of these regulations;
- the licensing and operational requirements of states and other jurisdictions applicable to our business, to which our bank competitors are not subject;

- changes to government modification programs;
- foreclosure delays and changes in foreclosure practices;
- difficulties inherent in adjusting the size of our operations to reflect changes in business levels;
- purchase opportunities for mortgage servicing rights;
- our substantial amount of indebtedness;
- increases in loan delinquencies, defaults and forbearances;
- our dependence on U.S. government-sponsored entities and changes in their current roles or their guarantees or guidelines;
- our ability to manage third party vendors and mortgage investor requirements;
- our exposure to counterparties that do not fulfill contractual obligations, including their obligation to indemnify us or repurchase defective mortgage loans;
- our reliance on PennyMac Mortgage Investment Trust (NYSE: PMT) as a significant contributor to our mortgage banking business;
- maintaining sufficient capital and liquidity and compliance with financial covenants;
- our obligation to indemnify third-party purchasers or repurchase loans if loans that we originate, acquire, service or assist in the fulfillment of fail to meet certain criteria;
- our obligation to indemnify PMT if our services fail to meet certain criteria or characteristics or under other circumstances;
- changes in investment management and incentive fees;
- conflicts of interest in allocating our services and investment opportunities among us and our advised entity;
- our ability to mitigate cybersecurity risks, cyber incidents and technology disruptions;
- the effect of public opinion on our reputation;
- our exposure to risks of loss and disruptions in operations resulting from severe weather events, man-made or other natural conditions, including climate change and pandemics;
- our ability to effectively identify, manage and hedge our credit, interest rate, prepayment, liquidity and climate risks;

- our initiation or expansion of new business activities or strategies;
- our ability to detect misconduct and fraud;
- our ability to pay dividends to our stockholders; and
- our organizational structure and certain requirements in our charter documents.

Other factors that could also cause results to differ from our expectations may not be described in this Report or any other document. Each of these factors could by itself, or together with one or more other factors, adversely affect our business, results of operations and/or financial condition.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

PART I

Item 1. *Business*

The following description of our business should be read in conjunction with the information included elsewhere in this Report. This description contains forward-looking statements that involve risks and uncertainties. Actual results could differ significantly from the projections and results discussed in the forward-looking statements due to the factors described under the caption "Risk Factors" and elsewhere in this Report. References in this Report to "we," "our," "us," and the "Company" refer to PennyMac Financial Services, Inc. ("PFSI") and its consolidated subsidiaries.

Our Company

We are a specialty financial services firm with a comprehensive mortgage platform and integrated business primarily focused on the production and servicing of U.S. residential mortgage loans (activities which we refer to as mortgage banking). We are also engaged in the management of investments related to the U.S. mortgage market and providing products and services that leverage innovative technologies to effectively and efficiently support our customers. We believe that our operating capabilities, specialized expertise, access to long-term investment capital, and experience across all aspects of the mortgage business will allow us to profitably grow these activities over time and capitalize on other related opportunities as they arise.

We operate and control all of the business and affairs and consolidate the financial results of Private National Mortgage Acceptance Company, LLC ("PNMAC") and its subsidiaries described below:

- Our principal mortgage banking subsidiary, PennyMac Loan Services, LLC ("PLS"), is a non-bank producer and servicer of mortgage loans. PLS is a seller/servicer for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"), each of which is a government-sponsored entity ("GSE"). PLS is also an approved issuer of securities guaranteed by the Government National Mortgage Association ("Ginnie Mae"), a lender of the Federal Housing Administration ("FHA"), and a lender/servicer of the U.S. Department of Veterans Affairs ("VA") and the United States Department of Agriculture ("USDA"). We refer to each of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, VA and USDA as an "Agency" and collectively as the "Agencies." PLS is able to service loans in all 50 states, the District of Columbia, Puerto Rico, Guam and the United States Virgin Islands, and originate loans in all 50 states and the District of Columbia, either because it is properly licensed in a particular jurisdiction or exempt or otherwise not required to be licensed in that jurisdiction.

- Our investment management subsidiary is PNMAC Capital Management, LLC ("PCM"), a Delaware limited liability company registered with the Securities and Exchange Commission ("SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended. PCM manages PennyMac Mortgage Investment Trust ("PMT"), a mortgage real estate investment trust listed on the New York Stock Exchange under the ticker symbol PMT.

We conduct our business in two reportable operating segments: production and servicing.

- The production segment performs loan origination, acquisition and sale activities for our account as well as for PMT.
- The servicing segment performs loan servicing for both newly originated loans we are holding for sale and loans we service for others, including for PMT.

Following is a summary of our segments' results (1):

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net revenues:			
Production	$ 941,702	$ 644,674	$ 864,320
Servicing	595,364	714,503	1,077,785
Corporate and other	56,665	42,479	43,650
	$ 1,593,731	$ 1,401,656	$ 1,985,755
Income (loss) before income taxes:			
Production	$ 311,231	$ 116,078	$ 130,799
Servicing	205,002	368,392	731,213
Corporate and other	(115,207)	(300,839)	(196,765)
	$ 401,026	$ 183,631	$ 665,247
Total assets at year end:			
Production	$ 8,431,612	$ 4,560,323	$ 3,617,627
Servicing	17,588,018	14,036,203	13,056,461
Corporate and other	67,257	248,037	148,496
	$ 26,086,887	$ 18,844,563	$ 16,822,584
Unpaid principal balance ("UPB") of loans purchased and originated for our account and for PMT	$ 115,819,663	$ 99,435,041	$ 109,115,829
UPB of loans serviced for PMT and non-affiliates at end of year	$ 665,763,827	$ 607,216,769	$ 551,674,682

(1) During the year ended December 31, 2024, management reassessed and changed its segment definitions. Prior year amounts have been recast to conform those years' presentation to current year presentation.

Mortgage Banking

Production Segment

Our loan production segment sources new prime credit quality residential conventional and government-insured or guaranteed mortgage loans through three channels: correspondent production, broker direct lending and consumer direct lending as described below.

Correspondent Production

In correspondent production we manage, for our own account and on behalf of PMT, the purchase from non-affiliates of mortgage loans that have been underwritten to investor guidelines. Our correspondent loans historically have been directed to each entity based on the guarantor of the mortgage-backed securities ("MBS") created from the loans: our production focus has historically been on loans insured or guaranteed by the FHA, VA or USDA for sale into MBS guaranteed by Ginnie Mae, whereas PMT's production focus has been on loans that can be sold into MBS guaranteed by Fannie Mae or Freddie Mac. In 2022, we began to acquire certain loans for our own account that can be sold into MBS guaranteed by Fannie Mae and Freddie Mac.

The mortgage loan production arrangement between us and PMT exists, in part, because PMT is not approved as an issuer of Ginnie Mae guaranteed MBS. As a result, PMT sells the government-insured or guaranteed loans that it purchases from correspondent sellers to us and we pay PMT a sourcing fee ranging from one to two basis points, based on the average number of calendar days that PMT holds the loans before our purchase. We generally pool the government-insured or guaranteed loans into Ginnie Mae guaranteed MBS and then sell such MBS to institutional investors. We also purchase certain conventional loans from PMT under the same agreement. Beginning July 1, 2025, we will become the initial purchaser of all loans from correspondent sellers and begin transferring agreed upon volumes of conventional loans to PMT. PMT will retain the right to purchase 100% of non-government correspondent loans from us. This revised arrangement is discussed in Note 4 – *Transactions with Related Parties* to the consolidated financial statements included in this Annual Report.

In our correspondent production activities, for loans we source for our own account, we earn loan origination fees from the correspondent sellers, interest income on the loans during the time we hold such loans, gains or losses from the date we make a commitment to purchase the loans through the sale of these loans, and, in connection with such sales, we generally retain and recognize the fair value of the contractual rights to service the loans on behalf of the purchaser of the loans. These servicing contracts are referred to as mortgage servicing rights ("MSRs").

In our loan fulfillment activities in support of PMT's correspondent production activities and only for loans purchased for PMT's account, we earn fulfillment fees and tax service fees. We may also serve as a correspondent seller of newly originated loans from our consumer direct and broker direct lending channels or purchased through our correspondent channel for our own account to PMT under a mortgage loan purchase agreement. When we sell loans to PMT, PMT obtains the MSRs relating to such loans. As such, our gains on sales of loans to PMT are primarily cash gains.

Broker Direct Lending

In broker direct lending, we obtain loan application packages from non-affiliated mortgage loan brokers, underwrite and fund the resulting loans for sale. In our broker direct lending activities, we earn origination fees and interest income, gains or losses from the date we make a commitment to fund the loan through the sale of these loans, and, in sales to entities other than PMT, we generally retain and recognize the fair value of the associated MSRs.

Consumer Direct Lending

Through our consumer direct lending channel, we originate mortgage loans on a national basis. Our consumer direct model relies on the Internet and call center-based staff to acquire and interact with customers across the country. We do not have a "brick and mortar" branch network.

In our consumer direct lending activities, we earn loan origination fees from the borrower, interest income during the time we hold the loan before sale, gains or losses from the date we make a commitment to fund the loan through the sale of these loans, and, in sales to entities other than to PMT, we retain and recognize the fair value of the associated MSRs. To the extent we refinance loans that we subservice for PMT where PMT owns the related MSRs, we are generally required to pay PMT a recapture fee. Our recapture fee arrangement is detailed in Note 4 – *Transactions with Related Parties* to the consolidated financial statements included in this Annual Report.

Our loan production activities are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
UPB of loans purchased and originated for sale through our:			
Correspondent lending channel, from PennyMac Mortgage Investment Trust	$ 80,694,536	$ 71,618,697	$ 49,680,267
Broker direct channel	12,969,248	8,122,495	6,939,834
Consumer direct channel	8,709,395	4,795,548	15,405,697
	102,373,179	84,536,740	72,025,798
UPB of conventional loans fulfilled for PennyMac Mortgage Investment Trust	13,446,484	14,898,301	37,090,031
Total loan production	$ 115,819,663	$ 99,435,041	$ 109,115,829

The effect of our loan production transactions with PMT on our financial statements are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net gains (losses) on loans held for sale at fair value:			
Net gains (losses) on loans held for sale to PMT	$ 6,260	$ —	$ (2,820)
Mortgage servicing rights and excess servicing spread recapture incurred	(2,193)	(1,784)	(13,744)
	4,067	(1,784)	(16,564)
Fulfillment fee revenue	26,291	27,826	67,991
Tax service fees earned from PMT included in *Loan origination fees*	2,503	3,216	8,418
	$ 32,861	$ 29,258	$ 59,845
Sourcing fees paid to PMT included in cost of loans purchased	$ 8,069	$ 7,162	$ 4,968

Servicing Segment

Our loan servicing segment performs loan administration, collection, and default management activities, including the collection and remittance of loan payments; responding to customer inquiries; providing accounting for principal and interest; holding custodial (impounded) funds for the payment of property taxes and insurance premiums; counseling delinquent borrowers; administering loss mitigation activities, including modification and forbearance programs; and supervising foreclosures and property dispositions.

We service loans both as the owner of MSRs and mortgage servicing liabilities ("MSLs") and as the subservicer on behalf of PMT.

The UPB of our loan servicing portfolio is summarized below:

	December 31,	
	2024	2023
	(in thousands)	
Mortgage servicing rights and mortgage servicing liabilities:		
Originated	$ 410,393,342	$ 352,790,614
Purchased and assumed	15,681,406	17,478,397
	426,074,748	370,269,011
Loans held for sale	8,128,914	4,294,689
Total owned servicing	434,203,662	374,563,700
Subserviced for:		
PennyMac Mortgage Investment Trust	230,753,581	232,653,069
U.S. Department of Veterans Affairs	806,584	—
Total subservicing	231,560,165	232,653,069
	$ 665,763,827	$ 607,216,769

Our responsibilities and risks relating to loans we service in arrangements where we own the MSRs or MSLs differ from those where we act as subservicer for the owner of the servicing rights. As the owner of the servicing rights:

- We recognize our investment in the servicing rights received in loan sale transactions where we retain the contractual obligation to service the loans as well the investment we make when we buy MSRs or the liability we incur when we assume MSLs. We carry these assets and liabilities at fair value and as such they are subject to subsequent changes in fair value owing to the anticipated realization of the cash flows from the asset or liability or to changes in the market for such MSRs and MSLs;

- Because our investment in MSRs can be significant and the fair value of this asset is sensitive to changes in prepayment activity and expectations, marketplace return requirements and the cost to service the loans, we incur costs to hedge this investment – primarily the risk of changes in fair value arising from changes in prepayment activity and expectations in response to changes in interest rates;

- We are responsible for advancing our corporate funds to protect the loan owners' interest in the collateral securing such loans for such items as hazard insurance, property taxes and foreclosure-related costs, subject to future reimbursement, as well as advancing delinquent principal and interest payments to MBS holders; and

- As the owner of Ginnie Mae MSRs, we have the option to purchase loans that are at least three months delinquent out of the underlying Ginnie Mae securities as an alternative to continuing to advance principal and interest payments to the holders of the Ginnie Mae securities, or we may be required to purchase loans out of Ginnie Mae securities if there has been a modification of the loans' terms. Our objective is to work with the borrowers to cure the loan delinquency through either borrower reperformance or modification of the loans' terms. When curing the delinquency is not feasible, we work to settle the loan and collect our claims from the applicable insurer or guarantor. When we are able to cure the delinquency and after a minimum required period of reperformance, we are able to re-deliver the cured loan into another Ginnie Mae guaranteed security.

As the subservicer for the owner of servicing rights, we do not carry the related MSRs or MSLs on our balance sheet and therefore do not recognize or hedge changes in the fair value of MSRs or MSLs and are generally not responsible for financing the advance of corporate funds to protect the loan owners' interest in the collateral securing such loans. As a result, the fees we earn from such arrangements are generally less on a per-loan basis than those we earn from holding MSRs and MSLs.

Following is a summary of our net loan servicing fees:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net loan servicing fees:			
From non-affiliates:			
Loan servicing fees:			
Contractually specified	$ 1,529,452	$ 1,268,650	$ 1,054,828
Other	186,776	134,949	91,894
	1,716,228	1,403,599	1,146,722
Effect of MSRs and MSLs:			
Realization of cash flows	(840,730)	(662,375)	(523,495)
Other changes in fair value of MSRs and MSLs	407,388	56,807	877,671
Hedging results	(832,483)	(236,778)	(631,484)
	(1,265,825)	(842,346)	(277,308)
Net loan servicing fees from non-affiliates	450,403	561,253	869,414
Loan servicing fees from PennyMac Mortgage Investment Trust	83,252	81,347	81,915
Net loan servicing fees	$ 533,655	$ 642,600	$ 951,329
Average UPB of loans serviced:			
Mortgage servicing rights and mortgage servicing liabilities	$ 396,588,047	$ 338,373,762	$ 297,207,950
Subservicing	$ 231,303,048	$ 234,303,254	$ 226,817,005

Our Business Strategies

Our business strategies include:

Correspondent Lending

We expect to grow our correspondent production business as we continue to expand the loan products and services we offer. We believe that we are well positioned to continue generating significant business in this channel based on our management expertise in the correspondent production business, our relationships with correspondent sellers, and our supporting systems and processes. In 2024, 2023 and 2022, we purchased $80.7 billion, $71.6 billion and $49.7 billion of mortgage loans, respectively, through our correspondent lending channel. In 2024, 2023, and 2022, we also fulfilled $13.4 billion, $14.9 billion and $37.1 billion of mortgage loans subject to fulfillment fees, respectively, for PMT.

Consumer Direct Lending

We expect to grow our consumer direct lending business over time by leveraging our servicing portfolio through the recapture of existing customers for refinance and purchase-money loans as well as by acquiring new customers. As our servicing portfolio grows, we will have a greater number of leads to pursue, which we believe will lead to greater origination activity through our consumer direct business. As of December 31, 2024, we serviced 2.6 million loans. In 2024, 2023 and 2022, we funded $8.7 billion, $4.8 billion and $15.4 billion of mortgage loans, respectively, through our consumer direct lending channel as market interest rates increased and market refinance volumes decreased. We believe that our national call center model and our technology will enable us to drive origination process efficiencies and best-in-class customer service.

Broker Direct Lending

According to Inside Mortgage Finance, the broker lending channel represented approximately 18.6% of U.S. residential mortgage originations in 2024. In 2024, 2023 and 2022, we funded $13.0 billion, $8.1 billion and $6.9 billion of mortgage loans, respectively, through our broker direct channel, which is comprised of loans from both the broker direct lending operations as well as loans purchased through our non-delegated correspondent lending operations. We plan on growing our mortgage loan volume in this channel through the addition of new broker and non-delegated partner relationships, as well as expansion of existing relationships enabled by our leading broker technology platform.

Mortgage Loan Servicing

We expect to grow our servicing portfolio through loan production activities, as our correspondent production for our own account and consumer and broker direct lending add new servicing for owned MSRs, and correspondent conventional production for PMT's account adds new subservicing. We also expect to add subservicing for new non-affiliate clients. We or PMT may also grow our servicing portfolio through acquisitions. In 2024, our loan production totaled $115.8 billion in UPB. As of December 31, 2024, our MSRs were backed by loans with UPBs totaling $426.1 billion.

New Markets and Products

We regularly evaluate opportunities to grow our business, including expansion into new markets and providing additional services to our customers directly or through external partnerships. We continue to develop new products to satisfy demand from customers in each of our production and servicing channels and respond to changing circumstances in the market, by, for example, expanding our non-affiliate subservicing.

U.S. Mortgage Market

The U.S. residential mortgage market is one of the largest financial markets in the world, with approximately $16.5 trillion of outstanding debt as of September 30, 2024. According to mortgage industry economists, first lien mortgage loan origination volume was approximately $1.7 trillion in 2024 and is expected to increase to $2.0 trillion in 2025. Many of the largest financial institutions, primarily banks which had historically held the majority of the market share in mortgage origination and servicing, have reduced their participation in the mortgage market, creating opportunities for non-bank participants.

Competition

The residential mortgage industry is characterized by high barriers to entry, including the necessity for approvals required to sell loans to and service loans for the Agencies, state licensing requirements for non-federally chartered banks, sophisticated infrastructure, technology, risk management, and processes required for successful operations, and financial capital requirements.

Given the diverse and specialized nature of our businesses, we do not believe we have a direct competitor for the totality of our business. We compete with a number of nationally-focused companies in each of our businesses.

In our loan production and servicing segments, we compete with large global banks and financial institutions, including the cash windows of the GSEs, as well as with other independent non-bank mortgage loan producers and servicers, such as Rocket Mortgage, Mr. Cooper, Rithm Capital, Freedom Mortgage and United Wholesale Mortgage.

In our loan production segment, we compete primarily on the basis of customer service, marketing penetration, customer network, product offerings, technical knowledge, manufacturing quality, speed of execution, and rates and fees.

In our servicing segment, we compete primarily on the basis of experience in the residential loan servicing business, quality and efficiency of execution and servicing performance.

We also compete for capital with both traditional and alternative investment managers. We compete primarily on the basis of historical track record of risk-adjusted returns, experience of investment management team, the return profile of prospective investment opportunities and on the level of fees and expenses.

Many of our competitors are significantly larger than we are and have stronger financial positions and greater access to capital and other resources than we have and may have other advantages over us. Such advantages include the ability to obtain lower-cost financing, such as deposits, and operational efficiencies arising from their larger size.

Cyclicality and Seasonality

The demand for loan originations is affected by consumer demand for home loans. Demand for home loans generally comes from the demand for loans made to finance the purchase of homes and the demand for loans made to refinance existing loans.

The demand for loans made to finance the purchase of homes is most significantly influenced by the overall strength of the economy, housing prices and availability and societal factors such as household formation and government support for homeownership.

The demand for loans made to refinance existing loans is most significantly influenced by movements in interest rates and, to a lesser extent, to changes in property values and employment.

Human Capital Resources

Our long-term growth and success are highly dependent upon our employees and our ability to maintain a workplace representing a broad spectrum of backgrounds, ideas and perspectives. As part of these efforts, we strive to offer competitive compensation and benefits, foster a community where everyone feels a greater sense of belonging and purpose, and provide employees with the opportunity to give back and make an impact in the communities where we live and serve.

We had approximately 4,100 domestic employees as of the end of fiscal year 2024. As of the end of fiscal year 2024, our workforce was 51.3% female and 48.7% male, and the ethnicity of our workforce was 43.8% White, 23.4% Hispanic or Latino, 13.9% Black or African American, 14.5% Asian and 4.4% other (which includes American Indian or Alaska Native, Native Hawaiian or Other Pacific Islander, Two or More Races, or Not Specified as defined in our EE0-1 Report filed with the Department of Labor).

Employee Retention and Development

We believe in attracting, developing and retaining highly skilled talent, while providing a supportive work environment that prioritizes the safety and wellness of our employees. Talent development is a critical component of the employee experience and ensures that all employees have career growth opportunities, including establishing development networks and relationships and fostering continued growth and learning. Employees receive regular business and compliance training to help further enhance their career development objectives. We also actively manage enterprise-wide and divisional mentoring programs and have partnered with an external vendor to establish a comprehensive, fully integrated wellness program designed to enhance employee productivity.

Compensation and Succession Planning

Our compensation programs are designed to motivate and reward employees who possess the necessary skills to support our business strategy and create long-term value for our stockholders. Employee compensation may include base salary, annual cash incentives, and long-term equity incentives, as well as life insurance and 401(k) plan matching contributions. We also offer a comprehensive selection of health and welfare benefits to our employees including emotional well-being support and paid parental leave programs. Succession planning is also critical to our operations and we have established ongoing evaluations of our leadership depth and succession capabilities.

Workplace Engagement

We believe that building a high-performing, talented and engaged workforce where our employees bring varied perspectives and experiences to work every day creates a positive influence in our workplace, business operations and the communities we serve. We prioritize several initiatives that strengthen our workplace culture, including our leadership standards, mentorship programs, business resource groups, and on-site and division-based culture and engagement teams. We actively monitor trends in our workforce and prioritize programs to ensure that our employees have an opportunity to learn, grow, and thrive. Our Board of Directors and board committees oversee our human capital resource programs and initiatives.

Community Involvement

Our corporate philanthropy program is governed by a philosophy of giving that prioritizes the support of causes and issues of importance in our local communities, and drives a culture of employee engagement and collaboration throughout our organization. We are committed to empowering our employees to be a positive influence in the community, which we believe cultivates a sense of purpose and connection that boosts employee productivity and engagement, increases job satisfaction, and ultimately improves employee retention.

Our philanthropy program consists of a number of key components: an employee matching gifts program, a volunteer grants program, a charitable grants program and a corporate sponsorship program. Our five philanthropic focus areas are: community development and affordable housing, financial literacy and economic inclusion, human and social services, health and medical research, and environmental sustainability.

We have established a separate donor advised fund to facilitate donations to various local and national charitable organizations and have provided funding to several charitable organizations located near our office sites and national organizations that support missions such as sustainable homeownership, mortgage and rental assistance, food insecurity, disaster relief, family and child advocacy, and community empowerment. We also manage our environmental impact by focusing on improving our waste reduction, energy efficiency and water conservation.

Legal and Regulatory Compliance

Our business is subject to extensive federal, state and local regulation. The CFPB is responsible for ensuring consumers are provided with timely and understandable information to make responsible decisions about financial transactions, federal consumer financial laws are enforced and consumers are protected from unfair, deceptive, or abusive acts and practices and from discrimination. Although the CFPB’s actions may improve consumer protection, such actions have also resulted in a meaningful increase in costs to consumers and financial services companies including mortgage originators and servicers.

Our loan production and loan servicing operations are subject to federal requirements and are regulated at the state level by state licensing authorities and administrative agencies. We, and our employees who engage in regulated activities, must apply for licensing as a mortgage banker or lender, loan servicer and debt collector pursuant to applicable state law. These state licensing requirements typically require an application process, the payment of fees, background checks and administrative review.

Our servicing operations are licensed (or exempt or otherwise not required to be licensed) to service mortgage loans in all 50 states, the District of Columbia, Puerto Rico, Guam and the United States Virgin Islands. Our consumer direct lending business is licensed to originate loans in all 50 states and the District of Columbia.

From time to time, we receive requests from states and Agencies and various investors for records, documents and information regarding our policies, procedures and practices regarding our loan production and loan servicing business activities, and undergo periodic examinations by federal and state regulatory agencies. We incur significant ongoing costs to comply with these licensing and examination requirements.

The Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (the "SAFE Act") requires all states to enact laws that require all individuals acting in the United States as mortgage loan originators to be individually licensed or registered if they intend to offer mortgage loan products. These licensing requirements include enrollment in the Nationwide Mortgage Licensing System, application to state regulators for individual licenses and the completion of pre-licensing education, annual education and the successful completion of both national and state exams.

We must comply with a number of federal consumer protection laws, including, among others:

- the Real Estate Settlement Procedures Act, and Regulation X thereunder, which require certain disclosures to mortgagors regarding the costs of mortgage loans, the administration of tax and insurance escrows, the transferring of servicing of mortgage loans, the management of mortgage loans in default, loss mitigation and foreclosure events, the response to consumer complaints, and payments between lenders and vendors of certain settlement services;

- the Truth in Lending Act, and Regulation Z thereunder, which require certain disclosures to mortgagors regarding the terms of their mortgage loans, notices of sale, assignments or transfers of ownership of mortgage loans, new servicing rules involving payment processing, and adjustable rate mortgage change notices and periodic statements;

- the Equal Credit Opportunity Act and Regulation B thereunder, which prohibit discrimination on the basis of age, race and certain other characteristics, in the extension of credit;

- the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- the Home Mortgage Disclosure Act and Regulation C thereunder, which require financial institutions to report certain public loan data;

- the Homeowners Protection Act, which requires the cancellation of private mortgage insurance once certain equity levels are reached, sets disclosure and notification requirements, and requires the return of unearned premiums;

- the Servicemembers Civil Relief Act, which provides, among other things, interest and foreclosure protections for service members on active duty;

- the Gramm-Leach-Bliley Act and Regulation P thereunder, which require us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters;

- the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

- the Fair Credit Reporting Act and Regulation V thereunder, which regulate the use and reporting of information related to the credit history of consumers; and

- the National Flood Insurance Reform Act of 1994, which provides for lenders to require from borrowers or to purchase flood insurance on behalf of borrower/owners of properties in special flood hazard areas.

Many of these laws are further impacted by the SAFE Act and implementation of new rules by the CFPB.

Our senior management team has established a comprehensive compliance management system ("CMS") that is designed to ensure compliance with applicable mortgage origination and servicing laws and regulations. The components of our CMS include: (a) oversight by senior management and our Board of Directors to ensure that our compliance culture, guidance, and resources are appropriate; (b) a compliance program to ensure that our policies, training and monitoring activities are complete and comprehensive; (c) a complaint management program to ensure that consumer complaints are appropriately addressed and that any required actions are implemented on a timely basis; and (d) independent oversight to ensure that our CMS is functioning as designed.

An important component of the CMS is our governance oversight structure, including our Management Risk Committee ("MRC"). The MRC monitors changes in the internal and external environment, approves compliance and risk management policies, monitors compliance with those policies and ensures any required remediation is implemented on a timely basis. The MRC has identified individuals throughout the organization to oversee specific areas of risk. MRC membership includes senior management from all areas of the Company impacted by mortgage compliance laws and regulations. The MRC meets on a regular basis throughout the year.

Intellectual Property

We rely on a combination of trademarks, copyrights, and trade secrets, as well as confidentiality and contractual provisions to protect our intellectual property and proprietary technologies. We hold or have otherwise applied for various registered trademarks, including trademarks with respect to the name Pennymac and various additional designs and word marks relating to the Pennymac name. Depending upon the jurisdiction, trademarks generally are valid as long as they are in use and/or their registrations are properly maintained. We generally intend to renew our trademarks as they come up for renewal. Our other intellectual property includes proprietary know-how and technological innovations, such as our proprietary workflow-driven cloud-based servicing system, as well as proprietary pricing engines, loan-level analytics systems and other trade secrets that we have developed to maintain our competitive position.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, proxy statements and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge through the investor relations section of our website at www.pennymacfinancial.com as soon as reasonably practicable after electronically filing such material with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov. The above references to our website and the SEC's website do not constitute incorporation by reference of the information contained on those websites and should not be considered part of this document.

Item 1A. ***Risk Factors***

Summary Risk Factors

We are subject to a number of risks that, if realized, could have a material adverse effect on our business, financial condition, liquidity, results of operations and our ability to make distributions to our stockholders. Some of our more significant challenges and risks include, but are not limited to, the following, which are described in greater detail below:

- Our business is significantly impacted by changes in interest rates. Changes in prevailing interest rates, rising inflation rates, U.S. monetary policies or other macroeconomic conditions that affect interest rates may have a detrimental effect on our business and earnings.
- Our revenues are highly dependent on macroeconomic factors and real estate, mortgage and financial market conditions that could materially and adversely affect our business, financial condition, liquidity and results of operations.
- We may not be able to effectively manage significant increases or decreases in our loan production volume, which could negatively affect our business, financial condition, liquidity and results of operations.
- Increases in delinquencies and defaults may adversely affect our business, financial condition, liquidity and results of operations.
- We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable due to delinquencies, defaults and foreclosures that could adversely affect our business, financial condition, liquidity and results of operations.
- We have a substantial amount of indebtedness, which may limit our financial and operating activities, expose us to substantial increases in costs due to interest rate fluctuations, expose us to the risk of default under our debt obligations and may adversely affect our ability to incur additional debt to fund future needs.
- We rely on external financial arrangements to fund mortgage loans and operate our business and our inability to refinance or enter new financial arrangements could be detrimental to our business.
- We finance our loans, MSRs and other assets under secured financing agreements and utilize various other sources of borrowings, which exposes us to significant risk and may materially and adversely affect our business, financial condition, liquidity and results of operations.
- Our financing agreements contain financial and restrictive covenants that could adversely affect our business, financial condition, liquidity and results of operations.
- Hedging against interest rate exposure may materially and adversely affect our business, financial condition, liquidity, results of operations and cash flows.
- We use estimates in determining the fair value of our investments and for credit decisions. If our estimates prove to be inaccurate, we may be required to write down the fair values of our investments or suffer a loss that could adversely affect our business, financial condition, liquidity and results of operations.
- Our ownership of mortgage servicing rights exposes us to prepayment, delinquency, interest rate and regulatory risks.
- A disruption in the MBS market could materially and adversely affect our business, financial condition, liquidity and results of operations.
- We may be required to indemnify the purchasers of loans that we originate, acquire or assist in the fulfillment of, or repurchase those loans, if those loans fail to meet certain criteria or characteristics or under other circumstances and we may be unable to seek indemnity or require our counterparties to repurchase loans if they breach representations and warranties they make to us.
- We depend on counterparties and vendors to provide services that are critical to our business, which subjects us to a variety of risks.
- Our failure to appropriately address various issues that may give rise to reputational risk could cause harm to our business and adversely affect our earnings.
- Cybersecurity risks, cyber incidents and technology failures may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information or the personal

information of our customers, and/or damage to our business relationships, all of which could negatively impact our financial results.

- Technology disruptions or failures, including a failure in our information systems or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.
- The development, implementation, maintenance and protection of our proprietary technologies require significant capital and legal expenditures for us to remain competitive.
- Climate change, adverse weather conditions, man-made or natural disasters, pandemics, wars and armed conflicts, terrorist attacks, and other long term physical and environmental changes and conditions could adversely impact properties that we own or that collateralize loans we own or service.
- We operate in a highly regulated industry and the continually changing federal, state and local laws and regulations could materially and adversely affect our business, financial condition, liquidity and results of operations.
- Enforcement of existing or new rules and regulations by the CFPB and state regulators could result in enforcement actions, fines, penalties and reputational harm.
- We are highly dependent on U.S. government-sponsored entities and government agencies, and any organizational or pricing changes at such entities or their regulators could materially and adversely affect our business, liquidity, financial condition and results of operations.
- We are required to have various Agency approvals and state licenses to conduct our business and failure to maintain our licenses could materially and adversely impact our business, financial condition, liquidity, and results of operations.
- PennyMac Mortgage Investment Trust (“PMT”) is a significant source of financing for, and revenue related to, our mortgage banking business, and the termination of, or material adverse change in, the terms of this relationship, or a material adverse change to PMT or its operations, could adversely affect our business, financial condition, liquidity and results of operations.
- A significant portion of our loan servicing operations are conducted pursuant to subservicing contracts with PMT, and any termination by PMT of these contracts, or a material change in the terms thereof that is adverse to us, would adversely affect our business, financial condition, liquidity and results of operations.
- We may encounter conflicts of interest in trying to appropriately allocate our time and services between activities for our own account and for PMT, or in trying to appropriately allocate investment opportunities among ourselves and for PMT.
- Our risk management efforts may not be effective in identifying our significant risks and designing and implementing adequate internal controls to mitigate those risks.
- Developing new products, updating our operational processes and initiating or expanding our business activities may expose us to new risks, regulatory compliance requirements and costs.
- We operate in a highly competitive market and decreased margins resulting from increased competition or our inability to compete successfully could adversely affect our business, financial condition, liquidity and results of operations.

Risk Factors

In addition to the other information set forth in this Report, you should carefully consider the following factors, which could materially adversely affect our business, financial condition, liquidity and results of operations in future periods. The risks described below are not the only risks that we face. Additional risks not presently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, liquidity and results of operations in future periods.

Risks Related to Mortgage Production and Servicing

Market and Financial Risks

Our business is significantly impacted by changes in interest rates. Changes in prevailing interest rates, rising inflation rates, U.S. monetary policies or other macroeconomic conditions that affect interest rates may have a detrimental effect on our business and earnings.

Our operations, financial performance and earnings are affected by factors including prevailing interest rates, United States monetary policies or other macroeconomic conditions such as inflation fluctuations, recessions, consumer confidence and demand. For example, the U.S. Federal Reserve's elevated federal funds rates and inflationary pressures over the period have constrained mortgage origination and refinancing activity resulting in our net revenues decreasing from $3.2 billion in fiscal year 2021 to $1.6 billion in fiscal year 2024. In addition, the pricing and liquidity of the MBS market may be impacted by future sales and reallocations of the Federal Reserve's MBS portfolio. Future reductions of the Federal Reserve's balance sheet or its MBS portfolio may result in higher interest rate volatility and wider mortgage-backed security spreads that could negatively impact our investments.

Our financial performance and profitability are directly affected by changes in prevailing interest rates. An increase in prevailing interest rates could:

- adversely affect our loan production volume, as refinancing an existing loan would be less attractive and qualifying for a loan may be more difficult;
- adversely affect our Ginnie Mae early buyout ("EBO") loans because modifications would become less economically feasible; and
- increase the cost of servicing our outstanding debt, including debt related to servicing assets and loan production.

A decrease in prevailing interest rates could:

- cause an increase in the expected volume of loan refinancing, which would require us to record decreases in fair value on our MSRs; and
- reduce our earnings from our custodial deposit accounts.

Furthermore, borrowings under our warehouse lines of credit, and MSR and servicing advance facilities are generally at variable rates of interest, which exposes us to interest rate risk. If interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase even though the amount borrowed remains the same, and our earnings and cash flows may correspondingly decrease. In addition, we may not be able to adjust our operational capacity and staffing in a timely manner, or at all, in response to increases or decreases in loan production volume resulting from changes in prevailing interest rates.

Any of the increases or decreases discussed above could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our revenues are highly dependent on macroeconomic factors and real estate, mortgage and financial market conditions that could materially and adversely affect our business, financial condition, liquidity and results of operations.

The success of our business strategies and our results of operations are materially affected by current or future conditions in the real estate market, mortgage markets, financial markets and the economy generally. Factors such as inflation, deflation, unemployment, personal and business income taxes, healthcare, energy costs, government shutdowns, pandemics, wars and armed conflicts, climate change and the availability and cost of credit may contribute to increased volatility and unclear expectations for the economy in general and the real estate, mortgage market and financial markets in particular going forward. A significant deterioration in macroeconomic conditions could reduce the amount of disposable income consumers have and negatively impact consumers' ability to take out new loans and repay existing loans. A destabilization of the real estate market, mortgage market and financial markets or deterioration in these markets also could reduce our loan production volume, reduce the profitability of servicing mortgages or adversely affect our ability to sell mortgage loans that we originate or acquire, either at a profit or at all. Inflation and future expectations of inflation could also increase our operating expenses and may affect our profitability if the additional operating costs are not recoverable through increased revenues or profit margins. Any of the foregoing could materially and adversely affect our business, financial condition, liquidity and results of operations.

We may not be able to effectively manage significant increases or decreases in our loan production volume, which could negatively affect our business, financial condition, liquidity and results of operations.

If we do not effectively manage loan production volumes and are unable to consistently maintain quality of execution, our reputation and existing relationships with mortgage lenders and brokers could be damaged, we may not be able to maintain PMT's existing relationships or develop new relationships with mortgage lenders and brokers, our new mortgage products may not gain widespread acceptance and the quality of our correspondent production, consumer direct lending and broker lending operations could suffer, all of which could negatively affect our brand and operating results.

Our loan production business is subject to market factors that could adversely impact our loan production volumes. For example, increased competition from new and existing market participants, reductions in the overall level of refinancing activity or a decrease in home purchase activity can decrease our loan production volumes. We may be forced to accept lower margins in our respective businesses to continue to compete and keep our loan production volumes consistent with past or projected levels or be forced to reduce our levels of production activity. In addition, we may not be able to adjust our operational capacity and staffing in a timely manner, or at all, in response to increases or decreases in loan production volume resulting from changes in prevailing interest rates.

Increases in delinquencies and defaults may adversely affect our business, financial condition, liquidity and results of operations.

Delinquencies can result from many factors including unemployment, weak economic conditions or real estate values, or catastrophic events such as man-made or natural disasters, pandemics, wars and armed conflicts, and terrorist attacks. A decrease in home prices may result in higher loan-to-value ratios ("LTVs"), lower recoveries in foreclosure and an increase in loss severities above those that would have been realized had property values not decreased. Some borrowers do not have sufficient equity in their homes to permit them to refinance their existing loans, which may reduce the volume of our loan production business. This may also provide borrowers with an incentive to default on their mortgage loans even if they have the ability to make principal and interest payments.

Increased mortgage delinquencies, defaults and foreclosures may result in lower revenue for loans that we service for the Agencies because we only collect servicing fees from the Agencies for performing loans, and our failure to service delinquent and defaulted loans in accordance with the applicable servicing guidelines could result in our failure to benefit from available monetary incentives and/or expose us to monetary penalties and curtailments. Additionally, while increased delinquencies generate higher ancillary fees, including late fees, these fees may not be recoverable if the related loan is liquidated or due to other regulatory or investor requirements. In addition, an increase in delinquencies lowers the interest income that we receive on cash held in collection and other accounts because there is less cash in those accounts. Also, increased mortgage defaults may ultimately reduce the number of mortgages that we service.

Increased mortgage delinquencies, defaults and foreclosures will also result in a higher cost to service those loans due to the increased time and effort required to collect payments from delinquent borrowers and to acquire and liquidate the properties securing the loans or otherwise resolve loan defaults if payment collection is unsuccessful, and only a portion of these increased costs are recoverable under our servicing agreements. Increased mortgage delinquencies, defaults and foreclosures may also result in an increase in servicing advances we are obligated to make to fulfill our obligations to MBS holders and to protect our investors' interests in the properties securing the delinquent mortgage loans. An increase in required advances also may cause an increase in our interest expense and affect our liquidity as a result of increased borrowings under our financing agreements to fund any such increase in the advances.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable due to delinquencies, defaults and foreclosures that could adversely affect our business, financial condition, liquidity and results of operations.

During any period in which a borrower is not making payments, we may be required under our servicing agreements in respect of our MSRs to advance our own funds to pay property taxes and insurance premiums, legal expenses and other protective advances, and may be required to advance scheduled principal and interest payments to security holders of the MBS into which the loans are sold. We also advance funds under these agreements to maintain, repair and market real estate properties on behalf of investors. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances and, in certain situations, our contractual obligations may require us to make advances for which we may not be reimbursed. In addition, if a loan serviced by us is in default or becomes delinquent, the repayment to us of the advance may be delayed until the loan is repaid or refinanced or a liquidation occurs. Federal, state or local regulatory actions may also result in an increase in the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred while the loan is delinquent. In addition, the average share of borrowers' mortgage payments allocated to property taxes and insurance premiums has been steadily rising in recent years due to inflation and other factors, which could impact housing affordability, mortgage delinquencies, defaults, and foreclosures. A delay in our ability to collect advances may adversely affect our liquidity, and our inability to be reimbursed for advances could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

In addition, increased mortgage delinquencies, defaults and foreclosures will also result in a higher cost to service those loans due to the increased time and effort required to collect payments from delinquent borrowers, to foreclose on the loan and to liquidate properties or otherwise resolve loan defaults if payment collection is unsuccessful.

Any significant increases in delinquencies, defaults and foreclosures on loans that we service in respect of FHA, VA, and USDA related MSRs could result in an increase in servicing expenses as well as losses since the loans may not be fully insured or guaranteed under each of the VA, the FHA and the USDA government loan programs.

- *FHA Insurance* - FHA loans are insured for the entire unpaid principal balance of the loan. However, if the FHA loan defaults or goes into foreclosure, the servicer is only compensated for two-thirds of its incurred foreclosure costs. In addition, the servicer is only reimbursed for any interest accrued and unpaid from a date 60 days after the borrower’s first uncorrected failure to perform, and the interest is reimbursed at the HUD debenture interest rate that may be lower than the actual loan rate.

- *VA and USDA Guarantees* - VA and USDA loans are only partially guaranteed by the government and if such loan defaults or goes into foreclosure, the VA or USDA guarantees may not fully cover all principal, interest and other fees and advances we may have incurred on the outstanding VA or USDA loan, and we may suffer a loss.

We may also be subject to additional curtailments to servicing and advance reimbursements if we have not satisfied VA, USDA or FHA timing, service and other regulatory or investor requirements during the foreclosure and conveyance process. Any significant increase in delinquencies, defaults and foreclosures on loans that increase our servicing advances, reduce property value or otherwise delay our ability to dispose of the properties underlying the loan could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We have a substantial amount of indebtedness, which may limit our financial and operating activities, expose us to substantial increases in costs due to interest rate fluctuations, expose us to the risk of default under our debt obligations and may adversely affect our ability to incur additional debt to fund future needs.

As of December 31, 2024, we had $14.4 billion of total indebtedness outstanding (approximately $11.2 billion of which was secured) and up to $3.6 billion of additional capacity under our secured borrowings and other secured debt financing arrangements. This substantial indebtedness and any future indebtedness we incur could have adverse consequences and, for example, could:

- require us to dedicate a substantial portion of cash flow from operations to the payment of principal and interest on indebtedness, including indebtedness we may incur in the future, thereby reducing the funds available for operations, capital expenditures and other general corporate purposes;
- make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including any restrictive covenants, could result in an event of default under the indentures governing the unsecured senior notes or under the agreements governing our other indebtedness which, if not cured or waived, could result in the acceleration of our indebtedness under our other debt instruments or the unsecured senior notes;
- subject us to increased sensitivity to interest rate increases;
- make us more vulnerable to economic downturns, adverse industry conditions or catastrophic events;
- reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or
- place us at a competitive disadvantage to competitors that have relatively less debt than we have.

In addition, our substantial level of indebtedness could limit our ability to obtain additional financing on acceptable terms, or at all, for working capital and general corporate purposes. Our liquidity needs vary significantly from time to time and may be affected by general economic conditions, industry trends, performance and many other factors outside our control.

We are a holding company and our principal assets are our equity interests in our subsidiaries and, accordingly. we are dependent upon the cash distributions from our subsidiaries for our expenses and indebtedness.

We are a holding company and our principal asset is our equity interest in our wholly-owned subsidiaries. As a result, we have no independent means of generating revenue and, accordingly, we are dependent upon the cash distributions from our wholly-owned subsidiaries to pay for our expenses and indebtedness. For example, the repayment of our indebtedness, including the $3.2 billion of unsecured senior notes, will depend in part on our subsidiaries' generation of cash flows and ability to make such cash available to us, by dividend, debt repayment or otherwise. Subsidiaries that are not guarantors will not have any obligation to pay amounts due on the unsecured senior notes or to make funds available for that purpose. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from them. In the event that we are unable to receive cash from our subsidiaries, we may be unable to pay dividends or make payments on our indebtedness.

We rely on external financial arrangements to fund mortgage loans and operate our business and our inability to refinance or enter new financial arrangements could be detrimental to our business.

Our ability to finance our business operations and repay maturing obligations rests in large part on our ability to borrow money. Unlike some of our competitors who fund mortgage loans through bank deposits, we generally fund our mortgage loans through borrowings under warehouse facilities and other financing arrangements from banking institutions and private equity firms and with funds from our operations. Our borrowings are generally repaid with the proceeds we receive from mortgage loan sales. We require new and continued financing to fund mortgage loans and operate our business. We are generally required to renew many of our financing arrangements on a regular basis, which exposes us to refinancing and interest rate risks. Our ability to refinance our existing financial obligations and borrow additional funds is affected by a variety of factors beyond our control including:

- limitations imposed on us under our financing agreements that contain restrictive covenants and borrowing conditions, which may limit our ability to raise additional debt;

- restrictions imposed upon us by regulatory agencies that mandate certain minimum capital and liquidity requirements;
- liquidity in the credit markets;
- prevailing interest rates;
- the strength of the lenders from which we borrow, and the regulatory environment in which they operate, including changing capital requirements;
- limitations on borrowings from financing arrangements imposed by the amount of eligible collateral pledged, which may be less than the borrowing capacity of the credit facility; and
- accounting changes that may impact calculations of covenants in our financing arrangements.

We are also dependent on a limited number of banking institutions and private equity firms to extend us credit on terms that we have determined to be commercially reasonable. These banking institutions and private equity firms are subject to their own risk management frameworks, profitability and risk thresholds and tolerances, any of which may change materially and negatively impact their business strategies, including their extension of credit to us specifically or mortgage lenders and servicers generally. Certain financial firms have already exited the mortgage lending market, and others financial firms may decide to exit the mortgage lending business in the future. Such actions may increase our cost of capital and limit or otherwise eliminate our access to capital, in which case our business, financial condition, liquidity and results of operations would be materially and adversely affected.

In the event that any of our financial arrangements is terminated or is not renewed, or if the principal amount that may be drawn under our funding agreements that provide for immediate funding at closing were to significantly decrease, we may be unable to find replacement financing on commercially favorable terms, or at all, which could be detrimental to our business.

We finance our loans, MSRs and other assets under secured financing agreements and utilize various other sources of borrowings, which exposes us to significant risk and may materially and adversely affect our business, financial condition, liquidity and results of operations.

We finance and, to the extent available, we intend to continue to leverage the loans produced through our loan production businesses with borrowings under repurchase agreements. When we enter into repurchase agreements, we sell mortgage loans to lenders, which are the repurchase agreement counterparties, and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction. Because the cash that we receive from a lender when we initially sell the assets to that lender is less than the fair value of those assets (this difference is referred to as the haircut or margin), if the lender defaults on its obligation to resell the same assets back to us we could incur a loss on the transaction equal to the amount of the haircut or margin reduced by interest accrued on the repurchase agreement (assuming that there was no change in the fair value of the assets). Repurchase agreements generally allow the counterparties, to varying degrees, to determine a new fair value of the collateral to reflect current market conditions. If a counterparty lender determines that the fair value of the collateral has decreased, it may initiate a margin call and require us to either post additional collateral to cover such decrease or repay a portion of the outstanding borrowing. Should this occur, in order to obtain cash to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses. If we are unable to satisfy a margin call, our counterparty may sell the collateral, which may result in significant losses to us.

In addition, we invest in certain assets, including MSRs and EBOs, for which financing has historically been difficult to obtain. We currently leverage certain of our MSRs and EBOs under secured financing arrangements. Freddie Mac MSRs are pledged through a special purpose entity to secure borrowings under a master repurchase agreement. Fannie Mae and Ginnie Mae MSRs are pledged to special purpose entities, each of which issues variable funding notes, term loans and term notes that are secured by such Fannie Mae or Ginnie Mae assets, as applicable, and repaid through the servicing cash flows. Some of our EBOs are contributed to a special purpose entity, which issues participation certificates pledged to secure borrowings under a master repurchase agreement. In each case, similar to our repurchase agreements, the cash that we receive under these secured financing arrangements is less than the fair value of the assets and a decrease in the fair value of the pledged collateral can result in a margin call. Should a margin call occur, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses. If we are unable to satisfy a margin call, the secured parties may sell the collateral, which may result in significant losses to us.

Our secured financing arrangements are subject to the terms of an acknowledgement agreement with Fannie Mae, Freddie Mac or Ginnie Mae, as applicable, pursuant to which our and the secured parties' rights are subordinate in all respects to the rights of the applicable Agency. Accordingly, the exercise by any of Fannie Mae, Freddie Mac or Ginnie Mae of its rights under the applicable acknowledgment agreement could result in the extinguishment of our and the secured parties' rights in the related collateral and result in significant losses to us.

We may in the future utilize other sources of borrowings, including bank credit facilities and structured financing arrangements, among others. The amount of leverage we employ varies depending on the asset class being financed, our available capital, our ability to obtain and access financing arrangements with lenders and the lenders' and rating agencies' estimate of, among other things, the stability of our cash flows. We can provide no assurance that we will have access to any debt or equity capital on favorable terms or at the desired times, or at all. Our inability to raise such capital or obtain financing on favorable terms could materially and adversely impact our business, financial condition, liquidity and results of operations.

Our financing agreements contain financial and restrictive covenants that could adversely affect our business, financial condition, liquidity and results of operations.

Our various financing agreements require us and/or our subsidiaries to comply with various restrictive covenants and conditions precedent to funding, including those relating to tangible net worth, profitability and our ratio of total liabilities to tangible net worth. Incurring substantial debt subjects us to the risk that our cash flows from operations may be insufficient to repurchase the assets that we have sold under our repurchase agreements or otherwise service the debt incurred under our other financing agreements. Our lenders also require us to maintain minimum amounts of cash or cash equivalents sufficient to maintain a specified liquidity position. In addition, the repayment of the unsecured senior notes will depend in part on our restricted subsidiaries' generation of cash flow and our restricted subsidiaries' ability to make such cash available to us, by dividend, debt repayment or other means. The unsecured senior note indentures contain additional restrictive covenants that may limit our and our restricted subsidiaries' ability to engage in specified types of transactions, including our ability and/or the ability of our restricted subsidiaries to:

- pay dividends or distributions, redeem or repurchase equity, prepay subordinated debt and make certain loans or investments;
- merge or consolidate with another company or sell all or substantially all of our assets;
- transfer, sell or otherwise dispose of certain assets including capital stock of subsidiaries;
- enter into transactions with affiliates; and
- allow to exist certain restrictions on the ability of non-guarantor restricted subsidiaries to pay dividends or make other payments to us.

If we fail to comply with the restrictive covenants and are unable to obtain a waiver or amendment, an event of default would result under the terms of our financing arrangement or could limit our ability to obtain additional financing on acceptable terms, or at all, for working capital and general corporate purposes. If an event of default occurs, our financing arrangements could be immediately due and payable, requiring us to apply all available cash to repay our financing arrangements, and if we were unable to repay or refinance our financial arrangements then any collateral securing the financial borrowing may be sold by our lenders.

Hedging against interest rate exposure may materially and adversely affect our business, financial condition, liquidity, results of operations and cash flows.

We pursue hedging strategies primarily in an effort to mitigate the effect of changes in interest rates on the fair value of our assets. To manage this price risk, we use derivative financial instruments and principal only securities to moderate the risk that changes in market interest rates will result in unfavorable changes in the fair value of our assets, such as prepayment exposure on our MSR investments, interest rate lock commitments ("IRLCs") and our inventory of loans held for sale. For example, with respect to our IRLCs and inventory of loans held for sale, we may use MBS forward sale contracts to lock in the price at which we will sell the mortgage loans or resulting MBS, and MBS put options to mitigate the risk of our IRLCs not closing at the rate we expect. In addition, with respect to our MSRs, we may use MBS forward purchase and sale contracts to address exposures to smaller interest rate shifts with Treasury and interest rate swap futures, options, swaptions and principal only securities to achieve target coverage levels for larger interest rate shocks.

Our hedging activity will vary in scope based on the risks being mitigated, the level of interest rates, the type of investments held, and other changing market conditions. Hedging instruments involve risk because they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities, and our interest rate hedging may fail to protect or could adversely affect us because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging instruments may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;
- the hedging counterparty owing the money in the hedging transaction may default on its obligation to pay; and
- we may fail to recalculate, re-adjust and execute hedges in an efficient manner.

Any hedging activity, which is intended to limit losses, may materially and adversely affect our financial position, operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce interest rate risk, unanticipated changes in interest rates may result in worse overall investment performance than if we had not engaged in any such hedging transactions. Further, a liquid secondary market may not exist for a hedging instrument purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in significant losses. The cost of utilizing derivatives may reduce our income that would otherwise be available for distribution to stockholders or for other purposes, and the derivative instruments that we utilize may fail to effectively hedge our positions. We are also subject to credit risk with regard to the counterparties involved in the derivative transactions.

The degree of correlation between price movements of the instruments used in hedging strategies and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, we may not establish an effective correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such ineffective correlation may prevent us from achieving the intended hedge and expose us to risk of loss. Numerous regulations currently apply to hedging and any new regulations or changes in existing regulations may significantly increase our administrative or compliance costs. Our derivative agreements generally provide for the daily mark to market of our hedge exposures. If a hedge counterparty determines that its exposure to us exceeds its exposure threshold, it may initiate a margin call and require us to post collateral. If we are unable to satisfy a margin call, we would be in default of our agreement, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and cash flows.

We use estimates in determining the fair value of our investments and for credit decisions. If our estimates prove to be inaccurate, we may be required to write down the fair values of our investments or suffer a loss that could adversely affect our business, financial condition, liquidity and results of operations.

Fair value determinations require many assumptions and complex analyses, especially to the extent there are no active markets for identical assets. For example, the fair value estimate of our MSR investment is based on the cash flows projected to result from the servicing of the related mortgage loans and continually fluctuates due to a number of factors. These factors include prepayment speeds, interest rate changes, costs to service the loans and other market conditions. We use internal financial models that utilize our understanding of inputs used by market participants to value our MSRs to determine the price that we pay for portfolios of MSRs and to acquire loans for which we will retain MSRs. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. We may also encounter analytical results that may be inaccurate or inconsistent inaccurate with other market observations as we update our valuation model.

Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our inputs and the results of the models. If loan delinquencies or prepayment speeds are different than anticipated or other factors perform differently than modeled, the recorded fair value of certain of our MSRs may change. Significant differences in performance could increase the chance that we do not adequately estimate the effect of these factors on our valuations which could result in misstatements of our financial results, restatements of our financial statements, or otherwise materially and adversely affect our business, financial condition, liquidity and results of operations.

Our credit models are based on numerous estimates and algorithms that evaluate a multitude of factors, including behavioral data, transactional data and employment information, which may not effectively predict whether a mortgage loan defaults or realizes a profit or loss. Our credit models are continuously updated based on new data and changing macroeconomic conditions. If our credit models contain programming or other errors, are ineffective or the data provided by borrowers or third parties is incorrect or stale, or if we are unable to obtain accurate data from borrowers or third parties, our loan process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans, resulting in loan losses.

The geographic concentration of our servicing portfolio may be affected by weaker economic conditions or adverse events specific to certain regions which could decrease the fair value of our MSRs and adversely affect our business, financial condition, liquidity and results of operations.

A decline in the economy or other negative macroeconomic events in certain real estate markets may cause a decline in the fair value of residential properties. To the extent that states in which we have greater concentrations of business in the future, such as California, Florida and Texas, experience weaker economic conditions or greater rates of decline in real estate values than the United States generally, such concentration may disproportionately decrease the fair value of our MSRs and adversely affect our loan production businesses. The impact of property value declines may increase in magnitude and it may continue for a long period of time. Additionally, if states in which we have greater concentrations of business were to change their licensing or other regulatory requirements to make our business cost-prohibitive, we may be required to stop doing business in those states or may be subject to a higher cost of doing business in those states, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our ownership of mortgage servicing rights exposes us to prepayment, delinquency, interest rate and regulatory risks.

MSRs arise from contractual agreements between us and the investors (or their agents) in loans and MBS that we service on their behalf. We generally acquire MSRs in connection with our sale of loans to the Agencies where we assume the obligation to service such loans on their behalf. Any MSRs we acquire are initially recorded at fair value on our balance sheet. The determination of the fair value of MSRs requires our management to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced loans. The ultimate realization of the MSRs may be materially different than the values of such MSRs as may be reflected in our consolidated balance sheet as of any particular date. Different persons in possession of the same facts may reasonably arrive at different conclusions as to the inputs and assumptions used to determine MSR fair value. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Prepayment speeds significantly affect MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We base the price we pay for MSRs on, among other things, our projection of the cash flows from the related pool of loans. Our expectation of prepayment speeds is a significant input to our cash flow projections. If prepayment speed expectations increase significantly, the fair value of the MSRs could decline and we may be required to record a non-cash charge that would have a negative impact on our financial results.

Furthermore, a significant increase in prepayment speeds could materially reduce the cash flows we receive from MSRs, and we could ultimately receive substantially less than what we paid for such assets. Delinquency rates have a significant impact on the valuation of MSRs. An increase in delinquencies generally results in lower revenue because typically we only collect servicing fees from Agencies or mortgage owners when we collect payments from the borrower. Our expectation of delinquencies is also a significant input underlying our cash flow projections. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs could be diminished. When the estimated fair value of MSRs is reduced, we could suffer a loss, which could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

Changes in interest rates are a key driver of the performance of MSRs. Historically, the fair value of MSRs has increased when interest rates increase and decrease when interest rates decrease due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in fair value resulting from changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivative financial instruments to hedge against changes in fair value of MSRs or the derivatives we use in our hedging activities do not perform as expected, our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders would be more susceptible to volatility.

MSRs and the related servicing activities are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply, or the failure of the servicer to comply, with the laws, rules or regulations to which we or they are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

Our counterparties may terminate our MSRs, which could adversely affect our business, financial condition, liquidity and results of operations.

As is standard in the industry, under the terms of our master servicing agreements with the Agencies in respect of Agency MSRs that we retain in connection with our loan production, the Agencies have the right to terminate us as servicer of the loans we service on their behalf at any time (and, in certain instances, without the payment of any termination fee) and also have the right to cause us to sell the MSRs to a third party. In addition, our failure to comply with applicable servicing guidelines could result in our termination under such master servicing agreements by the Agencies with little or no notice and without any compensation. The owners of other non-Agency loans that we service may also terminate certain of our MSRs if we fail to comply with applicable servicing guidelines. If the MSRs are terminated on a material portion of our servicing portfolio, our business, financial condition, liquidity and results of operations could be adversely affected.

We may not realize all of the anticipated benefits of potential future acquisitions of MSRs, which could adversely affect our business, financial condition, liquidity and results of operations.

Our ability to realize the anticipated benefits of potential future acquisitions of servicing portfolios will depend, in part, on our ability to appropriately service any such assets. The process of acquiring these assets may disrupt our business and may not result in the full benefits expected. The risks associated with these acquisitions include, among others, unanticipated issues in integrating information regarding the new loans to be serviced into our information technology systems, and the diversion of management's attention from other ongoing business concerns. Moreover, if we inappropriately value the assets that we acquire or the fair value of the assets that we acquire declines after we acquire them, the resulting charges may negatively affect both the carrying value of the assets on our balance sheet and our earnings. Furthermore, if we incur additional indebtedness to finance an acquisition, the acquired servicing portfolio may not be able to generate sufficient cash flows to service that additional indebtedness. Unsuitable or unsuccessful acquisitions could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We may not be able to expand our subservicing business with third parties or enter into additional subservicing agreements on favorable terms.

Our subservicing business with third parties is a growing part of our overall servicing portfolio, however, we may not be able to develop and maintain sufficient subservicing relationships to justify the business expenditures require to offer this service. Under such contracts, the primary servicers for which we conduct subservicing activities may have the right to terminate our subservicing contracts with or without cause, with limited notice and with no termination fee upon a change of control. In addition, we may not have control over whether a subservicing client sells off its portfolio or the volume and timing of such sales. If we are unable to grow our subservicing business or if subservicing contracts are terminated with limited notice, then the growth of our subservicing business could be impacted and we could incur significant expenses.

A disruption in the MBS market could materially and adversely affect our business, financial condition, liquidity and results of operations.

Most of the loans that we produce are pooled into MBS issued by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae. In addition, the liquidity of the MBS market may be impacted by future sales and reallocations of the Federal Reserve's MBS portfolio resulting in wider mortgage-backed security spreads. Any significant disruption or period of illiquidity in the general MBS market would directly affect our own liquidity because no existing alternative secondary market would likely be willing and able to accommodate on a timely basis the volume of loans that we typically sell in any given period. Furthermore, we would remain contractually obligated to fund loans under our outstanding IRLCs without being able to sell our existing inventory of mortgage loans. Accordingly, if the MBS market experiences a period of illiquidity, we might be prevented from selling the loans that we produce into the secondary market in a timely manner or at favorable prices and we would be required to hold a larger inventory of loans than we have committed facilities to fund or we may be required to repay a portion of the debt secured by these assets, which could materially and adversely affect our business, financial condition and results of operations.

We may be required to indemnify the purchasers of loans that we originate, acquire or assist in the fulfillment of, or repurchase those loans, if those loans fail to meet certain criteria or characteristics or under other circumstances and we may be unable to seek indemnity or require our counterparties to repurchase loans if they breach representations and warranties they make to us.

Our loan sale agreements with purchasers, including the Agencies, contain provisions that generally require us to indemnify or repurchase these loans if our representations and warranties concerning loan quality and loan characteristics are inaccurate; or the loans fail to comply with the respective Agency's underwriting or regulatory requirements. When we purchase mortgage loans, our counterparty typically makes customary representations and warranties to us about such loans and we may be entitled to seek indemnity or demand repurchase or substitution of the loans in the event our counterparty breaches a representation or warranty given to us. However, there can be no assurance that our loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to demand repurchase or substitution, or that our counterparty will remain solvent or otherwise be willing and able to honor its obligations under our loan purchase agreements. Depending on the volume of repurchase and indemnification requests, some of these mortgage lenders may not be able to financially fulfill their obligation to indemnify us or repurchase the affected loans. If a material amount of recovery cannot be obtained from these mortgage lenders, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. Although our indemnification and repurchase exposure cannot be quantified with certainty, to recognize these potential indemnification and repurchase losses, we have recorded a liability of $29.1 million relating to $413.4 billion in UPB of loans subject to representations and warranties as of December 31, 2024. Should home values decrease and negatively impact the related loan values, our realized loan losses from indemnifications and repurchases may increase as well. As such, our indemnification and repurchase costs may increase well beyond our current expectations. In addition, our mortgage banking services agreement with PMT requires us to indemnify it with respect to loans for which we provide fulfillment services in certain instances. If we are required to indemnify PMT or other purchasers against losses, or repurchase loans from PMT or other purchasers, that result in losses that exceed the recorded liability, this could have a material adverse effect on our business, financial condition, liquidity and results of operations.

We depend on the accuracy and completeness of information about borrowers and counterparties and any misrepresented information could adversely affect our business, financial condition, liquidity and results of operations.

In deciding whether to approve loans or to enter into other transactions across our businesses with counterparties, including borrowers, brokers and correspondent lenders, we may rely on information furnished to us by or on behalf of borrowers and such counterparties, including financial statements and other financial information. We also may rely on representations of borrowers and such counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors.

If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, another party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations or acquisitions. Any such misrepresented information could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Failure to successfully modify, resell or refinance EBO loans or defaults of the EBO loans beyond expected levels may adversely affect our business, financial condition, liquidity and results of operations.

As a mortgage servicer, we have an early buyout repurchase option for loans that are at least three months delinquent in our Ginnie Mae MSR portfolio. Purchasing delinquent Ginnie Mae loans provides us with an alternative to our mortgage servicing obligation of advancing principal and interest at the coupon rate of the related Ginnie Mae security. While our EBO program reduces the cost of servicing the Ginnie Mae loans, it may also accelerate loss recognition when the loans are repurchased because we are required to write off accumulated non-reimbursable interest advances and other costs at the time of repurchase. After purchasing delinquent Ginnie Mae loans, we expect to repool many of the delinquent loans into another Ginnie Mae guaranteed security upon the delinquent loans becoming current either through the borrower’s reperformance or through the completion of a loan modification; however, there is no guarantee that any delinquent loan will reperform or be modified or resold. Failure to successfully modify, resell or refinance our repurchased Ginnie Mae loans or a significant portion of the repurchased Ginnie Mae loans defaulting beyond expectations may adversely affect our business, financial condition, liquidity and results of operations.

We are subject to significant financial and reputational risks from potential liability arising from lawsuits, and regulatory and government action.

We face significant legal risks in our business, and the volume of claims and amount of damages, penalties and fines claimed in litigation, and regulatory and government proceedings against us and other financial institutions remains high. For example, Black Knight Servicing Technologies, LLC ("Black Knight") filed a legal claim against us for alleged breach of contract and misappropriation of trade secrets resulting in a final arbitration award against us and a pretax accrual of $158.4 million in fiscal year 2023 and payment of $160.0 million in fiscal year 2024.

Greater than expected investigation costs and litigation, including class action lawsuits associated with compliance related issues, substantial legal liability or significant regulatory or government action against us could also have adverse effects on our financial condition and results of operations or cause significant reputational harm to us, which in turn could adversely impact our business results and prospects. Consumers, clients and other counterparties could also become increasingly litigious, and we may experience a significant volume of litigation and other disputes, including claims for contractual indemnification, with counterparties regarding relative rights and responsibilities.

Our investment management subsidiary manages PMT and could expose us to potential liability, or litigation arising from investor dissatisfaction with PMT's financial performance or allegations we exercised improper control or influence over PMT. In addition, we are exposed to risks of litigation or investigation relating to transactions with perceived or actual conflicts of interest, and we could be obligated to bear legal, settlement and other costs associated with the defense of such claims (which may be in excess of available insurance coverage). Although we are generally indemnified by PMT, our rights to indemnification may be challenged, and if we are required to incur all or a portion of the costs arising out of litigation or investigations as a result of inadequate insurance proceeds or failure to obtain indemnification, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

We depend on counterparties and vendors to provide services that are critical to our business, which subjects us to a variety of risks.

We have a number of counterparties and vendors who provide us with financial, technology and other services that are critical to support our businesses. If our current counterparties and vendors were to stop providing services to us on acceptable terms or if we had a disruption in service, we may be unable to procure alternative services from other counterparties or vendors in a timely and efficient manner and on similarly acceptable terms, or at all. Some of these counterparties and vendors have significant operations outside of the United States. If we or our vendors had to curtail or cease operations in these countries due to political unrest or natural disasters and then transfer some or all of these operations to another geographic area, we could experience disruptions in service and incur significant transition costs as well as higher future overhead costs. We may also outsource certain services to vendors located in foreign countries such as India and the Philippines with emerging technology, political and regulatory infrastructures that could result in future business disruptions or reputational damages. With respect to vendors engaged to perform certain servicing activities, we are required to assess their compliance with various regulations and establish procedures to provide reasonable assurance that the vendor's activities comply in all material respects with such regulations. In the event that a vendor's activities are not in compliance, it could negatively impact our relationships with our regulators, as well as our business and operations. Further, we may incur significant costs to resolve any such disruptions in service which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our failure to appropriately address various issues that may give rise to reputational risk could cause harm to our business and adversely affect our earnings.

Our business is subject to significant reputational risks. If we fail, or appear to fail, to address various issues that may give rise to reputational risk, we could significantly harm our business prospects and earnings. Such issues include, but are not limited to, actual or perceived conflicts of interest, violations of legal or regulatory requirements, and any of the other risks discussed in this Item 1A. Similarly, market rumors and actual or perceived association with counterparties whose own reputations are under question could harm our business.

Certain of our officers also serve as officers of PMT, a real estate investment trust we manage that invests in residential mortgage-related assets and is separately listed on the New York Stock Exchange. As we expand the scope of our businesses, we increasingly confront potential conflicts of interest relating to investment activities that we manage for PMT. Reputational risk incurred in connection with conflicts of interest could negatively affect our business, strain our working relationships with regulators and government agencies, expose us to litigation and regulatory action, impact our ability to attract and retain clients, customers, trading counterparties, investors and employees and adversely affect our results of operations.

Reputational damage can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from social media and media coverage, whether accurate or not. Our reputation may also be negatively impacted by our corporate sustainability practices as various private third party organizations and investors have developed ratings processes for evaluating companies on their approach to corporate sustainability matters. Third party corporate sustainability ratings and reports may be used by some investors to advocate for certain investment and voting decisions. In addition, opponents of corporate sustainability programs could oppose our corporate initiatives and advocate for other investment and voting decisions. Any unfavorable corporate sustainability rating or decision may lead to reputational damage and negative sentiment among our investors and other stakeholders.

These factors could impair our working relationships with government agencies and investors, expose us to litigation and regulatory action, negatively affect our ability to attract and retain customers, trading counterparties and employees, significantly harm our stock price and ability to raise capital, and adversely affect our results of operations.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our financial statements.

Accounting rules for mortgage loan sales and securitizations, valuations of financial instruments and MSRs, investment consolidations, income taxes and other aspects of our operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our stockholders and also increase the risk of errors and restatements, as well as the cost of compliance. Our inability to timely prepare our financial statements in the future would likely be considered a breach of our financial covenants and adversely affect our share price significantly. Changes in accounting interpretations or assumptions as well as accounting rule misinterpretations could result in differences in our financial results or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

Cybersecurity risks, cyber incidents and technology failures may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information or the personal information of our customers, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of theft of certain personally identifiable information of consumers, misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our investor relationships.

As our reliance on rapidly changing technology has increased, so have the risks posed to our information systems, both proprietary and those provided to us by third party service providers including cloud-based computing service providers. System disruptions and failures caused by unauthorized intrusion, malware, computer viruses, natural disasters and other similar events have interrupted or delayed our ability to provide services to our customers. The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, which, in turn, may lead to increased costs to protect our network and systems.

Despite our efforts to ensure the integrity of our systems and our investment in significant physical and technological security measures, employee training, contractual precautions, policies and procedures, board oversight and business continuity plans, there can be no assurance that any such cyber intrusions will not occur or, if they do occur, that they will be adequately addressed. We also may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the methods of attack change frequently, have become increasingly sophisticated, including through the use of artificial intelligence, and may not be recognized until after such attack has been launched, and because security attacks can originate from a wide variety of sources, including third parties such as persons involved with organized crime or associated with external service providers. Additionally, third party security events at our vendors or service providers could also impact our data and operations via unauthorized access to information or disruption of services. Our data security management program includes identity, trust, vulnerability and threat management business processes as well as the adoption of standard data protection policies. We are also held accountable for the actions and inactions of our third party vendors and service providers regarding cybersecurity and other consumer-related matters.

Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, additional regulatory scrutiny, significant litigation exposure and harm to our reputation, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Technology disruptions or failures, including a failure in our information systems or those of third parties with whom we do business, could disrupt our business, cause legal or reputational harm and adversely impact our results of operations and financial condition.

Many of our services are dependent on the secure, efficient, and uninterrupted operation of our technology infrastructure, including our computer systems, related software applications and cloud-based systems, as well as those of certain third parties and affiliates. Our information systems must accommodate a high volume of traffic and deliver frequently updated, accurate and timely information. We have experienced, and may in the future experience, service disruptions and failures caused by system or software failure, human error or misconduct, external attacks (e.g., computer hackers, hacktivists, nation state-backed hackers), denial of service or information, malicious or destructive code (e.g., ransomware, computer viruses and disabling devices), as well as natural disasters, pandemics, strikes, and other similar events, and our contingency planning may not be sufficient for all situations. The implementation of technology changes and upgrades to maintain current and integrate new technology systems may also cause service interruptions. Any such disruptions could materially interrupt or delay our ability to provide services to our customers, and could also impair the ability of third parties to provide critical services to us. If our operations are disrupted or otherwise negatively affected by a technology disruption or failure, this could result in material adverse impacts on our business.

Our products rely on software and services from third party vendors and if any of these services became unavailable or unreliable, it could adversely affect the quality and timeliness of services.

We license third party software and depend on services from various third parties for use in our products. For example, we rely on third-party vendors for cloud-based systems and for certain mortgage production and servicing applications. Third party software applications, products, and services are constantly evolving, and we may not be able to maintain or modify our mortgage loan production and servicing offerings to ensure its compatibility with third party offerings following development changes. In addition, some of our competitors, partners, or other service providers may take actions that disrupt the interoperability of our business with their own products or services, or exert strong business influence on our ability to, and the terms on which we operate our business. Loss of the right to use any third party software or services could result in decreased functionality of our products and services until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated, which could adversely affect our reputation and our future financial condition and results of operations.

Furthermore, we remain responsible for ensuring that our mortgage loan production and servicing businesses are in compliance with applicable laws and regulations. Despite our efforts to monitor such compliance, any errors or failures of such third party vendors or their software to perform in the manner intended could result in loan defects potentially requiring repurchase. Many of our third party vendors attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our clients, borrowers or other third parties that could harm our reputation and increase our operating costs. Any failure to do so could adversely affect our ability to deliver effective products to our clients, borrowers and loan applicants and adversely affect our business.

The success and growth of our business depends upon our ability to adapt to and implement technological changes and to successfully develop, implement and protect proprietary technology.

Our success in the mortgage industry is highly dependent upon our ability to adapt to constant technological changes, successfully enhance our current information technology solutions through the use of third party and our proprietary technologies, and introduce new solutions and services that more efficiently address the needs of our customers. We utilize a workflow-driven, cloud-based platform reliant on a third party cloud infrastructure provider and there can be no assurance that our cloud-based platform will prove to be effective or meet the expectations of our customers. Our mortgage loan production businesses are dependent upon our ability to effectively interface with our borrowers, mortgage lenders and other third parties and to efficiently process loan applications and closings. The direct lending processes are becoming more dependent upon technological advances, such as our continued ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other borrower or counterparty-expected conveniences.

We rely on a combination of trademarks, copyrights, and trade secrets, as well as confidentiality and contractual provisions to protect our intellectual property and proprietary technologies. In addition, we also license and utilize third party proprietary technologies and loss of rights to significant third party proprietary technologies may result in decreased product functionality. The development, implementation and protection of our intellectual property and proprietary technologies requires significant human resources and capital expenditures. As these technologies advance and investor and compliance requirements increase in the future, we will need to further develop these technological capabilities to remain competitive, and we will need to implement, execute and maintain them in an operating and regulatory environment that exposes us to significant risk.

There is no assurance that we will be able to successfully adopt new technologies as critical systems and applications become obsolete and better ones become available. Any failure by us to develop, implement, integrate, execute or maintain our technological capabilities and any litigation costs associated with protection of our technologies could have a material adverse effect on our business, financial condition and results of operations.

The development, implementation, maintenance and protection of our proprietary technologies require significant capital and legal expenditures for us to remain competitive.

The development, implementation, maintenance and protection of our proprietary technologies requires significant capital and legal expenditures and we must continuously invest in additional technological capabilities to remain competitive. In addition, protecting our proprietary technologies may be time consuming and expensive. For example, our recent litigation with Black Knight resulted in a final arbitration award against us in which we recognized a pretax accrual of $158.4 million in fiscal year 2023 and payment of $160.0 million in fiscal year 2024. Any failure to develop, implement or maintain our proprietary technological capabilities and any legal costs associated with the protection of our proprietary technologies could have a material adverse effect on our business, financial condition and results of operation.

The development, proliferation and use of artificial intelligence could give rise to legal and/or regulatory action, damage our reputation or otherwise materially harm our business.

We believe the development and proliferation of artificial intelligence will have a significant impact in our industry; however, the incipient nature of artificial intelligence presents risks, challenges, and unintended consequences, including potential defects in the design and development of the technologies used to automate processes, misapplication of technologies, the reliance on data, rules or assumptions that may prove inadequate, information security vulnerabilities and failure to meet customer expectations, among others. For example, the use of artificial intelligence algorithms may raise ethical concerns and legal issues due to perceived or actual unintentional bias in the processing and servicing of mortgage loans. While we aim to develop and use artificial intelligence responsibly, we may be unsuccessful in identifying or resolving issues before they arise. Artificial intelligence-related issues, including potential government regulation of artificial intelligence, deficiencies or failures could give rise to legal and regulatory actions, damage our reputation or otherwise materially impact our business, financial condition, and liquidity.

Laws and regulations related to artificial intelligence are evolving, and there is uncertainty as to potential adoption of new laws and regulations that may restrict or impose burdensome and costly requirements on our ability to use artificial intelligence. We may receive claims from third parties, including our competitors, alleging that the use of artificial intelligence technology infringes on or violates such third party's intellectual property rights. Adverse consequences of these risks related to artificial intelligence could undermine the decisions, predictions or analyses such technologies produce and subject us to competitive harm, legal liability, heightened regulatory scrutiny and brand or reputational harm.

We may face significant competition in the market and may be unable to develop and implement artificial intelligence at the same rate to keep pace with our competitors.

The loss of access to credit, employment, financial and other data from external sources could harm our ability to provide our products and services.

We rely on a wide variety of data sources to provide our services and products, including data collected from applicants and borrowers, credit bureaus, payroll providers, data aggregators, and unaffiliated third parties. If we are unable to access and use data collected from or on behalf of applicants and borrowers, or other third party data, or our access to such data is limited, our ability to provide our services and enable our customers to verify applicant data would be compromised. Any of the foregoing could negatively impact the customer experience of our platform, and the volume and degree of automation in our mortgage loan production and servicing businesses.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulations and conflicting legal requirements.

We receive, transmit and store a large volume of personally identifiable information and other user data. Moreover, there are various federal and state laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information that could give rise to liabilities. Federal privacy requirements such as those under the Gramm-Leach-Bliley Act and Fair Credit Reporting Act are within the regulatory and enforcement authority of the CFPB and Federal Trade Commission. We are also subject to a variety of state laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal information, such as the California Consumer Privacy Act and the California Privacy Rights Act that provide data privacy rights for California consumers including a private rights of action against businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Failure to comply with any of these privacy laws could result in enforcement action against us, including fines and public censure that could result in serious harm to our reputation, business and have a material adverse effect on our business, financial condition and results of operations.

Climate change, adverse weather conditions, man-made or natural disasters, pandemics, wars and armed conflicts, terrorist attacks, and other long term physical and environmental changes and conditions could adversely impact properties that we own or that collateralize loans we own or service.

Climate change, adverse weather conditions, man-made or natural disasters, pandemics, wars and armed conflicts, terrorist attacks and other long term physical and environmental changes and conditions could adversely impact properties that we own or that collateralize loans we own or service. In addition, such adverse conditions and long term physical and environmental changes could impact the demand for, and value of, our assets, as well as the cost to service or manage such assets, or directly impact the value of our assets through damage, destruction or loss, and thereafter materially impact the availability or cost of insurance to protect against these events. Upon the occurrence of a catastrophic event, we may be unable to continue our operations and may endure significant business interruptions, reputational harm, delays in servicing our customers and working with our partners, interruptions in the availability of our technology and systems, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Catastrophic events may also be uninsurable or not economically insurable and might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed.

There is an increasing global concern over the risks of climate change and related environmental sustainability matters. The physical risks of climate change may include rising average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including floods, wildfires, hurricanes, earthquakes and tornados, and these events could impact our owned real estate and the properties collateralizing our loan assets or underlying our MSR assets and the local economies of certain areas in which we operate. Although we believe our owned real estate and the properties collateralizing our loan assets or underlying our MSR assets are appropriately covered by insurance, we cannot predict at this time if we or our borrowers will be able to obtain appropriate coverage at a reasonable cost in the future, or if we will be able to continue to pass along all of the costs of insurance.

There also is a risk that one or more of our property insurers may not be able to fulfill their obligations with respect to payment claims due to a deterioration in its financial condition or may even cancel policies due to increasing costs of providing insurance coverage in certain geographic areas. Numerous treaties, laws and regulations have been enacted or proposed in an effort to regulate climate change, including regulations aimed at limiting greenhouse gas emissions and the implementation of “green” building codes. These laws and regulations may impact the rates at which we obtain property insurance and result in increased operating costs, or impose substantial costs on our borrowers or affect their ability to obtain appropriate coverage at reasonable costs. We may also incur costs associated with increased regulations or investor requirements for increased environmental and social disclosures and reporting. Additionally, climate change concerns could result in transition risk. Changes in consumer preferences and additional legislation and regulatory requirements, including those associated with a transition to a low-carbon economy, could increase expenses or otherwise adversely impact our operations and business.

Failures at financial institutions at which we deposit funds or maintain investments could adversely affect us.

We deposit substantial funds in financial institutions and may, from time to time, maintain cash balances at such financial institutions in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured amounts. We also hold investments and settled funds in accounts at financial institutions acting as brokers or custodians. In addition, we deposit certain funds owned by third parties, such as escrow deposits, in financial institutions. There was significant volatility and instability among banks and financial institutions in 2023 that led to the failures of multiple banks. Should one or more of the financial institutions at which our deposits are maintained fail, there is no guarantee as to the extent that we would recover the funds deposited, whether through FDIC coverage or otherwise, or the timing of any recovery. In the event of any such failure, we also could be held liable for the funds owned by third parties. Should one or more of the financial institutions acting as brokers or custodians for our investments and settled funds fail, there may be a delay or some uncertainty in our ability to take possession of, or fully recover, all of our investments or settled funds.

Regulatory Risks

We operate in a highly regulated industry and the continually changing federal, state and local laws and regulations could materially and adversely affect our business, financial condition, liquidity and results of operations.

We are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our businesses. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits and examinations by federal and state regulators. Our failure to operate effectively and in compliance with any of these laws, regulations and rules could subject us to lawsuits or governmental actions and damage our reputation, which could materially and adversely affect our business, financial condition, liquidity and results of operations. In addition, our failure to comply with these laws, regulations and rules may result in increased costs of doing business, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt, delays in the foreclosure process, increased servicing advances, litigation, reputational damage, enforcement actions, and repurchase and indemnification obligations. Further, we may be required to pay substantial penalties imposed by our regulators due to compliance errors, lose our licenses to originate and/or service loans or pay penalties associated with class action lawsuits or other judgments.

We must also comply with a number of federal, state and local consumer protection and state foreclosure laws. These statutes apply to loan origination, servicing, debt collection, marketing, use of credit reports, safeguarding of non-public, personally identifiable information about our clients, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to customers.

Because we are not a federally chartered depository institution, we generally do not benefit from federal pre-emption of state mortgage loan banking, loan servicing or debt collection licensing and regulatory requirements and must comply with state licensing and compliance requirements in all 50 states, the District of Columbia and other U.S. territories. These state rules and regulations generally provide for, but are not limited to: originator, servicer and debt collector licensing requirements, requirements as to the form and content of loan agreements and other documentation, employee licensing and background check requirements, fee requirements, interest rate limits, and disclosure and record-keeping requirements.

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting fair lending, fair housing and other claims that the practices of lenders and loan servicers result in a disparate impact on protected classes. Antidiscrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionately negative effect on a protected class of individuals).

The failure of our correspondent sellers to comply with any applicable laws, regulations and rules may also result in these adverse consequences. We have in place a due diligence program designed to assess areas of risk with respect to loans we acquire from such correspondent sellers. However, we may not detect every violation of law and, to the extent any correspondent sellers, third party originators, servicers or brokers with which we do business fail to comply with applicable laws or regulations and any of their mortgage loans or MSRs become part of our assets, it could subject us, as an assignee or purchaser of the related mortgage loans or MSRs, to monetary penalties or other losses. While we may have contractual rights to seek indemnity or repurchase from certain of these lenders, third party originators, servicers or brokers, if any of them are unable to fulfill their indemnity or repurchase obligations to us to a material extent, our business, liquidity, financial condition and results of operations could be materially and adversely affected. Our service providers and other vendors are also required to operate in compliance with applicable laws, regulations and rules. Our failure to adequately manage service providers and other vendors to mitigate risks of noncompliance with applicable laws may also have these negative results.

Federal and state administrations could enact significant policy changes increasing regulatory scrutiny and enforcement actions in our industry. In particular, the new presidential administration may enact significant policy and regulatory changes that may impact our industry. For example, on January 20, 2025, an executive order established the "Department of Government Efficiency" to reform federal government processes and reduce expenditures that could result in significant changes to federal housing and consumer financial regulatory agencies. Significant changes to federal agency structures, regulatory policies, or housing funding priorities could reduce funding for federal housing programs and increase regulatory uncertainty. Additionally, reforming federal agencies and regulations could fragment federal regulatory oversight among local, state, and federal regulators resulting in additional compliance costs and heightened regulatory uncertainty for our industry.

While it is not possible to predict when and whether significant policy or regulatory changes will occur, any such changes on the federal, state or local level could significantly impact, among other things, our operating expenses, the availability of mortgage financing, interest rates, consumer spending, the economy and the geopolitical landscape. To the extent that the new government administration takes action by proposing and/or passing regulatory policies that could have a negative impact on our industry, such actions may have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. To the extent any such state regulator imposes minimum net worth, capital ratio, liquidity standards or other requirements that are overly burdensome, such actions may have a material adverse effect on our business, financial condition, liquidity and results of operations.

The Financial Stability Oversight Council ("FSOC") and Conference of State Bank Supervisors have been reviewing whether state chartered nonbank mortgage servicers should be subject to "safety and soundness" standards similar to those imposed by federal law on insured depository institutions, even though nonbank mortgage servicers do not have any federally insured deposit accounts. On November 3, 2023, FSOC revised its guidance governing the potential designation of nonbank financial companies for supervision by the Federal Reserve Board and application of prudential standards and an "analytic framework" for identifying, assessing and responding to financial stability risks that could facilitate new nonbank financial company designations. In addition, the FHFA and Ginnie Mae enacted enhanced minimum net capital and liquidity eligibility requirements for sellers, servicers and issuers. To the extent any new minimum net worth, capital ratio and liquidity standards and requirements are overly burdensome, complying with such standards and requirements may have a material adverse effect on our business, financial condition and results of operations.

Enforcement of existing or new rules and regulations by the CFPB and state regulators could result in enforcement actions, fines, penalties and reputational harm.

The CFPB and state regulators have authority over certain aspects of our business as a result of our residential mortgage banking activities, including, without limitation, the authority to conduct investigations, bring enforcement actions, impose monetary penalties, require remediation of practices, pursue administrative proceedings or litigation, and obtain cease and desist orders for violations of applicable federal consumer financial laws.

The publication and adoption of new and amended laws, regulations and informal guidance by the CFPB could have a substantial impact on our business operations. For instance, the CFPB proposed regulations in 2024 that would greatly impact the manner in which mortgage servicers respond to borrower requests for loss mitigation assistance and advance the foreclosure process during the loss mitigation review cycle, as well as how they communicate with limited English proficiency consumers.

The CFPB has historically supervised, investigated and, where it deemed appropriate, brought aggressive enforcement actions against lenders and servicers the CFPB believes were engaged in activities that violated federal laws and regulations. In addition, examinations by state regulators and enforcement actions in the residential mortgage origination and servicing sectors by state attorneys general have increased and may continue to increase. Failure to comply with the CFPB and state laws, rules or regulations to which we are subject, whether actual or alleged, could have a material adverse effect on our business, liquidity, financial condition and results of operations.

Our failure to comply with the laws, rules or regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, liquidity, financial condition and results of operations and our ability to make distributions to our stockholders.

We are highly dependent on U.S. government-sponsored entities and government agencies, and any organizational or pricing changes at such entities or their regulators could materially and adversely affect our business, liquidity, financial condition and results of operations.

Our ability to generate revenues through mortgage loan sales depends on programs administered by GSEs, such as Fannie Mae and Freddie Mac, government agencies, including Ginnie Mae, and others that facilitate the issuance of MBS in the secondary market. We acquire mortgage loans from borrowers, brokers and mortgage lenders and assist PMT in acquiring loans through our correspondent production activities that qualify under existing standards for inclusion in MBS issued by Fannie Mae or Freddie Mac or guaranteed by Ginnie Mae. We, or PMT, also derive other material financial benefits from our Agency relationships, including the assumption of credit risk on certain loans. Significant changes in our Agency relationships could impact our ability to finance and sell mortgage loans and materially impact our revenues and margin.

Any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and their regulators or the U.S. federal government, and any changes in leadership at these entities, could adversely affect our business and prospects. Any discontinuation of, or significant reduction in, the operation of Fannie Mae or Freddie Mac or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or in underwriting criteria could materially and adversely affect our business, financial condition, liquidity and results of operations and our ability to make distributions to our stockholders.

Our ability to generate revenue from newly originated loans that we acquire or assist PMT in acquiring is highly dependent on the fact that the Agencies have not historically acquired such loans directly from mortgage lenders, but have instead relied on banks and non-bank aggregators such as us to acquire, aggregate and securitize or otherwise sell such loans to investors in the secondary market. Certain of the Agencies have approved new and smaller lenders that traditionally may not have qualified for such approvals. To the extent that these mortgage lenders choose to sell directly to the Agencies rather than through loan aggregators like us, the number of loans available for purchase by aggregators is reduced, which could materially and adversely affect our business and results of operations. In addition, under certain Agency capital rules, loans sourced from loan aggregators such as ourselves or PMT have higher capital requirements and may incur higher Agency fees for third party originated loans aggregated and delivered to the Agencies as compared to individual loans delivered by third party mortgage lenders directly to the Agencies' cash windows without the assistance of a loan aggregator. To the extent the Agencies increase the number of purchases and sales directly for their own accounts, our business and results of operations could be materially and adversely affected.

We are required to have various Agency approvals and state licenses to conduct our business and failure to maintain our licenses could materially and adversely impact our business, financial condition, liquidity, and results of operations.

Because we are not a federally chartered depository institution, we do not benefit from exemptions to state mortgage lending, loan servicing or debt collection licensing and regulatory requirements. We are licensed in all state jurisdictions, and for those activities, where we are required to be licensed and believe it is cost effective and appropriate to become licensed. Our failure to maintain any necessary licenses, comply with applicable licensing laws or satisfy the various requirements to maintain them over time could restrict our direct business activities, result in litigation or civil and other monetary penalties, or cause us to default under certain of our lending arrangements, any of which could materially and adversely impact our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

We are also required to hold the Agency approvals in order to sell loans to the Agencies and service such loans on their behalf. Our failure to satisfy the various requirements necessary to maintain such Agency approvals over time would also restrict our business activities and could adversely impact our business. We are subject to periodic examinations by federal, state and Agency auditors and regulators, which can result in increases in our administrative costs, and we may be required to pay substantial penalties imposed by these regulators due to compliance errors, or we may lose our licenses. Negative publicity or fines and penalties incurred in one or more jurisdictions may cause investigations or other actions by regulators in other jurisdictions and could adversely impact our business.

Our inability to meet certain net worth and liquidity requirements imposed by the Agencies could have a material adverse effect on our business, financial condition, liquidity and results of operation.

We are subject to minimum financial eligibility requirements established by the Agencies. For example, the FHFA and Ginnie Mae enacted enhanced minimum net capital and liquidity eligibility requirements for sellers, servicers and issuers. These eligibility requirements align the minimum financial requirements for mortgage sellers/servicers and MBS issuers to do business with the Agencies. These minimum financial requirements include net worth, capital ratio and/or liquidity criteria in order to set a minimum level of capital needed to adequately absorb potential losses and a minimum amount of liquidity needed to service Agency loans and MBS and cover the associated financial obligations and risks. To the extent any new minimum net worth, capital ratio and liquidity standards and requirements are overly burdensome, complying with such standards and requirements may have a material adverse effect on our business, financial condition and results of operations.

In order to meet these minimum financial requirements, we are required to maintain rather than spend or invest, cash and cash equivalents in amounts that may adversely affect our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders, and this could significantly impede us, as a non-bank mortgage lender, from growing our respective businesses and place us at a competitive disadvantage in relation to federally chartered banks and certain other financial institutions. To the extent that such minimum financial requirements are not met, the Agencies may suspend or terminate Agency approval or certain agreements with us, which could cause us to cross default under financing arrangements and/or have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to make distributions to our stockholders.

The failure of PennyMac Loan Services, LLC to avail itself of an appropriate exemption from registration as an investment company under the Investment Company Act of 1940 could have a material and adverse effect on our business.

We intend to operate so that we, and each of our subsidiaries, are not required to register as investment companies under the Investment Company Act of 1940, as amended ("Investment Company Act"). We believe that our subsidiary, PLS, qualifies for one or more exemptions provided in the Investment Company Act because of the historical and current composition of its assets and income; however, there can be no assurances that the composition of PLS' assets and income will remain the same over time such that one or more exemptions will continue to be applicable.

If PLS is required to register as an investment company, we would be required to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things: limitations on capital structure; restrictions on specified investments; prohibitions on transactions with affiliates; compliance with reporting, record keeping, voting and proxy disclosure; and, other rules and regulations that would significantly increase our operating expenses. Further, if PLS was or is required to register as an investment company, PLS would be in breach of various representations and warranties contained in its credit and other agreements resulting in a default as to certain of our contracts and obligations. This could also subject us to civil or criminal actions or regulatory proceedings, or result in a court appointed receiver to take control of us and liquidate our business, any or all of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Related Party Risks

PMT is a significant source of financing for, and revenue related to, our mortgage banking business, and the termination of, or material adverse change in, the terms of this relationship, or a material adverse change to PMT or its operations, could adversely affect our business, financial condition, liquidity and results of operations.

PMT currently acquires conventional mortgage loans in connection with our correspondent business for which we earn fulfillment fees. Effective July 1, 2025, we will be the initial purchaser of mortgage loans from our correspondent sellers and PMT will retain the right to purchase up to one hundred percent of all conventional mortgage loans we acquire. As a result of PMT retaining or purchasing a portion of our correspondent production, we are able to conduct our correspondent business without having to incur the significant additional debt financing that would be required for us to purchase all of the loans in the channel from the originating lenders for our own account. We currently purchase all government insured and some conventional loans from PMT at PMT's cost plus a sourcing fee and fulfill these loans for our own account. We earn interest income and gains or losses during the holding period and upon the sale of these securities, and we retain the MSRs with respect to the loans. If this relationship with PMT is terminated by PMT or PMT reduces the volume of loans it purchases for any reason, we would have to acquire or retain these loans from the correspondent sellers for our own account or incur losses in revenues associated with the fulfillment fees we would have otherwise received from PMT if we were unable to purchase the loans for our own account.

The management agreement, the mortgage banking services agreement and certain of the other agreements that we have entered into with PMT contain cross-termination provisions that allow PMT to terminate one or more of those agreements under certain circumstances where another one of such agreements is terminated. Accordingly, the termination of this relationship with PMT, or a material change in the terms thereof that is adverse to us, would likely have a material adverse effect our business, financial condition, liquidity and results of operations. The terms of these agreements extend until December 31, 2029, subject to automatic renewal for additional 18-month periods, but any of the agreements may be terminated earlier under certain circumstances or otherwise non-renewed. If any agreement is terminated or non-renewed and not replaced by a new agreement, it would materially and adversely affect our ability to continue to execute our business plan.

We expect that PMT will continue to qualify as a REIT for U.S. federal income tax purposes. However, it is possible that PMT may not meet the requirements for qualification as a REIT. If PMT were to lose its REIT status, corporate-level income taxes, would apply to all of PMT's taxable income at federal and state tax rates. Either of these scenarios would potentially impair PMT's financial position and its ability to raise capital, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A significant portion of our loan servicing operations are conducted pursuant to subservicing contracts with PMT, and any termination by PMT of these contracts, or a material change in the terms thereof that is adverse to us, would adversely affect our business, financial condition, liquidity and results of operations.

PMT, as the owner of a substantial number of MSRs or mortgage loans that we subservice, may, under certain circumstances, terminate our subservicing contract with or without cause, in some instances with little notice and little to no compensation. Upon any such termination, it would be difficult to replace such a large volume of subservicing in a short period of time, or perhaps at all. Accordingly, we may not generate as much revenue from subservicing for other third parties. If we were to have our subservicing terminated by PMT, or if there was a change in the terms under which we perform subservicing for PMT that was material and adverse to us, this would have a material adverse effect on our business, financial condition, liquidity and results of operations.

PMT has an exclusive right to acquire conventional conforming loans that are produced through our correspondent production activities, which may limit the revenues that we could otherwise earn in respect of those loans.

Our mortgage banking services agreement with PMT requires PLS to provide fulfillment services for correspondent production activities exclusively to PMT as long as PMT has the legal and financial capacity to purchase correspondent loans. As a result, the revenue that we earn with respect to these loans will be limited to the fulfillment fees that we earn in connection with the production of these loans, which may be less than the revenues that we might otherwise be able to realize by acquiring these loans ourselves and selling them in the secondary loan market.

Risks Related to Our Investment Manager

We currently manage assets for a single client, the loss of which would significantly reduce our management and incentive fees and have a material adverse effect on our results of operations.

Our management and incentive fees result from our management of PMT. The term of the management agreement that we have entered into with PMT, as amended, expires on December 31, 2029, subject to automatic renewal for additional 18-month periods, unless terminated earlier in accordance with the terms of the agreement. In the event of a termination of one or more related party agreements by PMT in certain circumstances, we may be entitled to a termination fee under our management agreement. However, the termination of such management agreement and the loss of PMT as a client would significantly affect our investment manager and negatively impact our management fees and incentive fees.

The historical returns on the assets that we select and manage for PMT, and our resulting management and incentive fees, may not be indicative of future results.

The historical returns of the assets that we manage should not be considered indicative of the future returns on those assets or future returns on other assets that we may select for investment by PMT. The investment performance that is achieved for the assets that we manage varies over time, and the nature and mix of assets we manage has changed significantly over the past several years. As a result, the change and variance in investment performance can be significant. For example, in fiscal years 2022, 2023 and 2024, we did not earn any performance incentive fees. Accordingly, the management and incentive fees that we have earned in the past should not be considered indicative of the management or incentive fees that we may earn in the future from managing those same assets or from managing other assets for PMT.

Changes in regulations applicable to our investment manager could materially and adversely affect our business, financial condition, liquidity and results of operations.

The legislative and regulatory environment in which we operate is constantly evolving. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to us and PMT, may adversely affect our business. Our ability to succeed in this environment will depend on our ability to monitor and comply with regulatory changes. Regulatory changes that will affect other market participants are likely to change the way in which we conduct business with our counterparties. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by governmental authorities, self-regulatory organizations and courts. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be imposed on us or the markets in which we trade, or whether any of the proposals will become law. Compliance with any new laws or regulations could add to our compliance burden and costs and adversely affect the manner in which we conduct business, as well as our financial condition, liquidity and results of operations.

The failure of our investment manager to comply with financial regulations could materially and adversely affect our business, financial condition, liquidity and results of operations.

Our investment manager is required to comply with financial regulations designed to ensure the integrity of the financial markets and to protect investors in any entity that we advise. We are required to maintain an effective compliance program, and are subject to inspection and examinations by the SEC and state regulators. The failure by us or our service providers to comply with applicable laws or regulations, or our failure to design and successfully implement and administer our compliance program, could result in fines, suspensions of individual employees, termination of our registered investment advisor, limitations on engaging in other businesses and other sanctions, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Even if an investigation or proceeding did not result in a fine or sanction or the fine or sanction imposed against us or our employees by a regulator were small in monetary amount, the adverse publicity relating to an investigation, proceeding or imposition of these fines or sanctions could harm our reputation.

We may encounter conflicts of interest in trying to appropriately allocate our time and services between activities for our own account and for PMT, or in trying to appropriately allocate investment opportunities among ourselves and for PMT.

Pursuant to our management agreement with PMT, we are obligated to provide PMT with the services of our senior management team, and the members of that team are required to devote such time as is necessary and appropriate, commensurate with the level of activity of PMT. The members of our senior management team may have conflicts in allocating their time and services between our operations and the activities of PMT and any other entities or accounts that we may manage in the future.

In addition, we and the other entities or accounts that we may manage may participate in some of PMT’s investment strategies now or in the future and may involve or later result in potential conflicts between our interests and those of PMT or such other entities. Any such perceived or actual conflicts of interest could damage our reputation and materially and adversely affect our business, financial condition, liquidity and results of operations.

Risks Related to Our Organizational Structure

HC Partners may be able to significantly influence the outcome of votes of our common stock, or exercise certain other rights pursuant to a stockholder agreement we have entered into with it, and its interests may differ from those of our other public stockholders.

HC Partners, our largest stockholder, has the right under a stockholder agreement to nominate up to two individuals for election to our board of directors depending on the percentage of the voting power of our outstanding shares common stock that it holds, and we are obligated to use our best efforts to cause the election of those director nominees. In addition, the HC Partners' stockholder agreement requires that we obtain their consent with respect to amendments to our certificate of incorporation or bylaws. As a result, HC Partners may be able to significantly influence our management and affairs. In addition, as a result of the size of its individual equity holding it may be able to significantly influence the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and may be able to cause or prevent a change in the composition of our board of directors or a change in control of our Company that could deprive our other public stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have not established a minimum dividend payment level and no assurance can be given that we will be able to make dividends to our stockholders in the future at current levels or at all.

We have not established a minimum dividend payment level, and our ability to pay dividends to our stockholders may be materially and adversely affected by the risk factors discussed in our SEC periodic reports. Although we paid, and anticipate continuing to pay, quarterly dividends to our stockholders, our board of directors has the sole discretion to determine the timing, form and amount of any future dividends to our stockholders, and such determination will depend upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, capital requirements and other expense obligations, debt covenants, contractual legal, tax, regulatory and other restrictions and such other factors as our board of directors may deem relevant from time to time. As a result, no assurance can be given that we will be able to continue to pay dividends to our stockholders in the future or that the level of any future dividends will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that other stockholders might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;
- prohibit stockholder action by written consent unless the matter as to which action is being taken has been approved by our board of directors;
- provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws (provided that, if that action adversely affects HC Partners when that entity, together with its affiliates, holds at least 5% of the voting power of our outstanding shares of capital stock, our stockholder agreements provide that such action must be approved by that entity);
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
- prevent a sale of substantially all of our assets or completion of a merger or other business combination that constitutes a change of control without the approval of a majority of our independent directors.

These and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of and take other corporate actions.

Our bylaws include an exclusive forum provision that could limit our stockholders' ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or other employees.

Our bylaws provide that the state or federal court located within the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other associates, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, liquidity and results of operations.

Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price and trading volume of our common stock has fluctuated significantly in the past and may be highly volatile in the future and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Further, if the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. Some of the factors that could negatively affect the market price or trading volume of our common stock include:

- variations in our actual and anticipated financial and operating results and those expected by investors and analysts;
- changes in the manner that investors and securities analysts who provide research to the marketplace on us analyze the value of our common stock and similar companies;
- changes in recommendations or in estimated financial results published by securities analysts who provide research to the marketplace on us, our competitors or our industry;
- litigation and governmental investigations;
- increases in market interest rates that may lead purchasers of our shares to demand a higher yield;
- announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and
- general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price and trading volume of our common stock, regardless of our actual operating performance.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock into the public trading market.

We were founded in 2008 by members of our executive leadership team and strategic investors, including HC Partners, our largest stockholder. Sales of substantial numbers of shares of our common stock into the public trading market by HC Partners, or the perception that such sales could occur, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

As of December 31, 2024, we have an aggregate of 5.3 million shares of common stock authorized and remaining available for future issuance under our 2022 Equity Incentive Plan. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our equity incentive plans or future acquisitions would dilute the percentage ownership held by investors who purchase our common stock.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible debt securities or shares of preferred stock. The issuance of additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred stock, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Any issuance of securities in future offerings may reduce the market price of our common stock and dilute existing stockholders' interests in us.

General Risks

Our risk management efforts may not be effective in identifying our significant risks and designing and implementing adequate internal controls to mitigate those risks.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, climate risk and other market-related risks, as well as operational and legal risks related to our business, assets, and liabilities. We also are subject to various laws, regulations and rules that are not industry specific, including employment laws related to employee hiring and termination practices, health and safety laws, environmental laws and other federal, state and local laws, regulations and rules in the jurisdictions in which we operate. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified, or identify additional risks to which we may become subject in the future. Our risk management framework is designed to identify, monitor and mitigate risks that could have a negative impact on our financial condition or reputation. This framework includes divisions or groups dedicated to enterprise risk management, credit risk, climate risk, corporate sustainability, information security, disaster recovery and other information technology-related risks, business continuity, legal and compliance, compensation structures and other human resources matters, vendor management and internal audit, among others. Expansion of our business activities may also result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks, and we may not effectively identify, manage, monitor, and mitigate these risks as our business activities change or increase.

Developing new products, updating our operational processes and initiating or expanding our business activities may expose us to new risks, regulatory compliance requirements and costs.

Developing new products, updating our operational processes and initiating or expanding our business activities may expose us to new risks, regulatory compliance requirements and costs. For example, our closed-end second lien mortgage loans may result in a higher risk of loss than other loans since our second lien is subordinated to more senior secured loan claims. A closed-end second lien mortgage loan is offered to certain borrowers secured by a second lien on the mortgaged property subordinated to the rights of the first lien mortgage holder as well as other potential senior liens (such as mechanics liens, tax liens, HOA liens, municipal liens and other similar liens and assessments). Due to the priority of the more senior secured claims, the second lien holder may not be able to control the timing, method or procedure of any foreclosure action relating to the closed-end second mortgage loan. In addition, information about the other secured borrowers on the closed-end second mortgage loan may be inaccurate, unavailable or incomplete. Furthermore, any foreclosure or similar proceeds will only be available to satisfy the outstanding balance of a second lien mortgage loan to the extent that the claim of the holders of the first lien and other senior liens have been satisfied in full, including any foreclosure costs. Changes in our operational processes could create issues with our contractual arrangements with PMT, our brokers, our correspondent sellers, and our customers. We cannot be certain that we will be able to manage these risks and compliance requirements effectively. Furthermore, our efforts may not succeed, and any revenues we earn from any new or expanded business initiative may not be sufficient to offset the initial and ongoing costs of that initiative, which would result in a loss with respect to that initiative.

We could be harmed by misconduct or fraud that is difficult to detect.

We are exposed to risks relating to misconduct by our employees, contractors we use, or other third parties with whom we have relationships. For example, our employees could execute unauthorized transactions, use our assets improperly or without authorization, perform improper activities, use confidential information for improper purposes, or misrecord or otherwise try to hide improper activities from us. This type of misconduct could also relate to assets we manage for others through our investment advisory subsidiary, and can be difficult to detect. If not prevented or detected, misconduct by employees, contractors, or others could result in losses, claims or enforcement actions against us, or could seriously harm our reputation. Our controls may not be effective in detecting this type of activity.

If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the market value of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that we evaluate and report on our internal control over financial reporting. We cannot be certain that we will be successful in maintaining adequate control over our financial reporting and financial processes. Section 404(b) of the Sarbanes-Oxley Act requires our auditors to formally attest to and report on the effectiveness of our internal control over financial reporting.

If we cannot maintain effective internal control over financial reporting, or our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock could decrease. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could result in an event of default under one or more of our lending arrangements and/or reduce the market value of shares of our common stock. Additionally, the existence of any material weakness or significant deficiency could require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency, and management may not be able to remediate any such material weakness or significant deficiency in a timely manner, or at all. Accordingly, our failure to maintain effective internal control over financial reporting could result in misstatements of our financial results or restatements of our financial statements or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.

We operate in a highly competitive market and decreased margins resulting from increased competition or our inability to compete successfully could adversely affect our business, financial condition, liquidity and results of operations.

We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. With respect to mortgage loan production, we face competition in such areas as mortgage loan offerings, rates, fees and customer service. With respect to servicing, we face competition in areas such as fees, cost to service and service levels, including our performance in reducing delinquencies and entering into successful modifications.

Financial institutions and non-bank mortgage lenders and servicers are increasingly competitive in the origination or acquisition of newly originated mortgage loans and the servicing of mortgage loans. Many of these institutions have significantly greater resources and access to capital and financing arrangements than we do, which may give them the benefit of a lower cost of funds. Additionally, our existing and potential competitors may decide to modify their business models to compete more directly with our loan production and servicing models.

As new and established competitors compete for market share, our mortgage banking businesses may generate lower volumes and/or profit margins. If our loan production volumes and profit margins significantly decrease, then our business, financial condition, liquidity and results of operations could be materially and adversely affected. Our future success depends on our ability to continue to hire, integrate, develop and retain highly qualified personnel. Any talent acquisition and retention challenges could reduce our operating efficiency, increase our costs of operations and harm our overall financial condition. We could face these additional challenges if competition for qualified personnel intensifies or the pool of qualified candidates becomes more limited. Additionally, we invest heavily in training our personnel, which increases their value to competitors who may seek to recruit them. If we are unable to attract and retain qualified personnel, we may not be able to take advantage of future business opportunities and this could materially affect our business, financial condition and results of operations.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services, including cloud computing and artificial intelligence. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our clients. In addition, technological advances and heightened e-commerce activities have increased consumers' access to products and services. This has intensified competition among banks and non-banks in offering and servicing mortgage loans. To the extent we are unable to keep pace with technological advances, we may be unable to compete successfully in our mortgage banking businesses and this could materially and adversely affect our business, financial condition, liquidity and results of operations.

Changes in tax laws may adversely affect us, and the Internal Revenue Service (the "IRS") or a court may disagree with our tax positions, which may result in adverse effects on our financial condition or the value of our common stock.

Proposed tax changes that may be enacted in the future could impact our current or future tax structure and effective tax rates. The federal government could propose legislation that would further broaden the tax base and limit tax deductions in certain situations. Proposed and future provisions could have a material adverse effect on our tax rate, cash flows, and financial results. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In the absence of additional clarification and guidance from the IRS on certain tax matters, the Company will take positions with respect to a number of unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance. In the future, additional guidance may be issued by the IRS, the Department of the Treasury, or other governing body that may significantly differ from our interpretation of the law, which may result in a material adverse effect on our business or financial condition.

Item 1B. ***Unresolved Staff Comments***

None.

Item 1C. ***Cybersecurity***

Cybersecurity Program

Our cybersecurity and related controls, policies and procedures ("Cybersecurity Program") are critical business functions protecting our enterprise information systems, data and business operations from external and internal threats. The Cybersecurity Program prioritizes detection, analysis, response and prevention to known, anticipated or unexpected cybersecurity threats, with regular internal and third-party assessments and enterprise risk management governance reviews. The Cybersecurity Program is informed by the National Institute of Standards and Technology's ("NIST") cybersecurity framework standard and is integrated into our overall enterprise risk management framework, along with our compliance requirements under federal and state cybersecurity and related regulations.

We are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected, or are reasonably likely to materially affect, us, including our business strategy, results of operations or financial condition as of the end of fiscal year 2024. Our Risk Factors include further detail about our material cybersecurity risks.

Our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") each have over 25 years of information system experience and are primarily responsible for implementing the Cybersecurity Program and managing our information security personnel and consultants. The CIO has served in a variety of information technology leadership positions in the finance industry and holds a Bachelor of Science in Electrical Engineering. The CISO served in a variety of cybersecurity operations, cybersecurity architecture, and critical infrastructure cybersecurity enhancement programs in the finance industry, the utility industry and in government and holds a Bachelor of Science in Management Information Systems and Decision Sciences.

The Cybersecurity Program, which is integrated into our enterprise risk management framework, assesses, identifies and protects our enterprise information systems, data and business operations from various security threats and contains the following elements:

- Information Security Risk Assessment - Conducting internal and external risk and control assessment, quality control and assurance testing.

- Identity and Access Management - Managing enterprise identity and access control systems.

- Security Architecture - Managing security architecture, including secure code deployment standards, architecture security reviews, and cybersecurity advisory support.

- Security Engineering - Designing, implementing and operating security technologies, including but not limited to malware protections, security event and incident management, data loss prevention, and phishing defenses.

- Security Operations - Ensuring continuous operational coverage of security events and alerts, maintaining and executing processes for triage, containment, investigation and escalation/communication and threat intelligence.

- Attack Surface Management - Managing vulnerability and patch management, network penetration testing, application security testing and exercises, including cybersecurity training, cyber-attack simulations and tabletop exercises with senior management to detect control gaps.

- Third-Party Assessments - Coordinating, reviewing and analyzing third-party providers' assessments of the Cybersecurity Program. Internal Audit may also perform a periodic cybersecurity program audit that may be supported by external consulting firms.

- Third-Party Service Provider Reviews – Identifying and reviewing material risks from cybersecurity threats associated with certain third-party service providers.

Monitoring and Incident Reporting

We continuously monitor our enterprise information systems and user activity to detect anomalous activity and identify potential security related incidents. Our cybersecurity monitoring and incident reporting program is informed by NIST guidelines and is internally and externally monitored. When a potential cybersecurity incident is detected, we gather the necessary information to classify the incident by type and severity and activate containment plans and response teams depending on the nature of the incident. Cybersecurity incidents that may impact enterprise business operations, compromise critical systems or result in unauthorized access to critical data will be escalated to the CISO and an internal incident response team comprised of senior IT, business operations and compliance personnel to coordinate any internal and external responses. The CISO and the internal incident team will also elevate any material cybersecurity incidents or unauthorized occurrences that jeopardize the confidentiality, integrity or availability of enterprise information to senior management and the board of directors.

Enterprise Risk Management Framework and Governance

The Cybersecurity Program is integrated with our enterprise risk management framework and is primarily managed by the CIO, the CISO, and other information security personnel and consultants, and is overseen by risk management, internal audit, senior management and the board of directors to ensure the confidentiality, integrity and the availability of the Company's enterprise information systems, data and business operations. The Cybersecurity Program utilizes specialized third-party cybersecurity service providers to periodically perform penetration testing across certain internet-facing and business critical applications as well as external and internal network penetration tests.

Our Enterprise Risk Management unit separately provides independent oversight and monitoring of the Cybersecurity Program through periodic quality control testing and regulatory compliance verification of the Cybersecurity Program's controls. Our Internal Audit unit is an independent corporate function reporting to the board of directors' Audit Committee that also reviews the effectiveness of the Cybersecurity Program and whether it is effectively integrated into our overall enterprise risk management framework. Additionally, our Enterprise Risk Management and Internal Audit units may from time to time separately engage consulting services to perform independent cybersecurity controls audits and provide expert guidance.

Board of Directors Oversight

The board of directors oversees our cybersecurity risks by periodically evaluating cybersecurity reports from senior management, including the CIO and CISO, as well as reports from the board committees and third-party consultants. The Risk Committee oversees our enterprise risk management framework including risks associated with data security, cybersecurity, IT infrastructure, and data privacy. The Audit Committee oversees the internal and external auditors' review of our cybersecurity risks.

Management Oversight

Our CIO, CISO and other senior executives who oversee the Company's enterprise IT infrastructure periodically meet in management committees to ensure that our enterprise information systems are protected from internal and external cybersecurity threats by monitoring cybersecurity controls, risk assessments and information system reports. The CIO, CISO and our management committees periodically provide cybersecurity reports about our Cybersecurity Program to senior management, the board of directors and our board committees.

Item 2. ***Properties***

As of December 31, 2024, we have approximately 15 leased facilities in various locations throughout the United States. Our principal executive offices are located at 3043 & 3059 Townsgate Road, Westlake Village, California 91361 and total approximately 66,000 of leased square feet. Our business segment operations and support offices are primarily in the following locations in the United States:

- Our production segment is primarily located in California, Texas, Florida, Arizona, Missouri and North Carolina.

- Our servicing segment is primarily located in California, Texas and Nevada.

- Our corporate operations are primarily located in California and Texas.

We believe that our current facilities are sufficient for the operation of our business. We periodically review our space requirements and we look to expand into new facilities if necessary or consolidate and exit facilities we no longer need, as and when appropriate.

The financial commitments of our leases are disclosed in Note 13— *Leases* to our consolidated financial statements included in Item 8 of this Report.

Item 3. ***Legal Proceedings***

From time to time, we may be involved in various legal and regulatory proceedings, lawsuits and other claims arising in the ordinary course of business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, we currently believe that the ultimate disposition of any such pending proceedings and exposure will not have, individually or taken together, a material adverse effect on our financial condition, results of operations, or cash flows. See Note 19 — *Commitments and Contingencies*, to the financial statements contained in this Report for a discussion of legal proceedings that are incorporated by reference into this Item 3.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our shares of common stock are listed on the New York Stock Exchange (Symbol: PFSI). As of February 14, 2025, our shares of common stock were held by 28 holders of record.

Our dividend level is reviewed each quarter and determined based on a number of factors, including, among other things, our earnings, our financial condition, growth outlook, the capital required to support ongoing growth opportunities and compliance with other internal and external requirements. Payments of dividends are subject to approval by our board of directors. Our ability to pay dividends may be adversely affected for the reasons described in Item 1A of this Report in the section entitled *Risk Factors*.

Unregistered Sales of Equity Securities and Use of Proceeds

There were no sales of unregistered equity securities during the year ended December 31, 2024.

Stock Repurchase Program

	Total number of shares purchased		Average price paid per share	Total number of shares purchased as part of publicly announced plans or program (1)		Approximate dollar value of shares that may yet be purchased under the plans or program (1)
October 1, 2024 – October 31, 2024	—	$	—	—	$	212,338,815
November 1, 2024 – November 30, 2024	—	$	—	—	$	212,338,815
December 1, 2024 – December 31, 2024	—	$	—	—	$	212,338,815
Total	—	$	—	—	$	212,338,815

(1) In August 2021, our board of directors approved an increase to our common stock repurchase program from $1 billion to $2 billion. The stock repurchase program does not require us to purchase a specific number of shares, and the timing and amount of any shares repurchased are based on market conditions and other factors, including price, regulatory requirements and capital availability. Stock repurchases may be effected through negotiated transactions or open market purchases, including pursuant to a trading plan implemented pursuant to Rule 10b5-1 of the Exchange Act. The stock repurchase program does not have an expiration date but may be suspended, modified or discontinued at any time without prior notice. We did not repurchase our common stock during the quarter ended December 31, 2024.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing elsewhere in this Report. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. When reviewing the discussion below, you should keep in mind the substantial risks and uncertainties that could impact our business. In particular, we encourage you to review the risks and uncertainties described in the section titled "Risk Factors" included elsewhere in this Report. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this report or implied by past results and trends.

Critical Accounting Policies

Preparation of financial statements in compliance with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Certain of these estimates significantly influence the portrayal of our financial condition and results, and they require us to make difficult, subjective or complex judgments. Our critical accounting policies primarily relate to our fair value estimates.

Fair Value

We group assets measured at or based on fair value in three levels based on the markets in which the assets are traded and the observability of the inputs used to determine fair value. These levels are:

Level/Description	December 31, 2024		
		Percentage of total	
	Carrying value of assets	Assets	Stockholders' equity
	(in thousands)		
1: Prices determined using quoted prices in active markets for identical assets or liabilities.	$ 437,339	2%	11%
2: Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of us.	8,649,568	33%	226%
3: Prices determined using significant unobservable inputs. Unobservable inputs reflect our judgements about the factors that market participants use in pricing an asset or liability, and are based on the best information available in the circumstances.	9,250,503	35%	242%
Total assets measured at or based on fair value (1)	$ 18,337,410	70%	479%
Total assets	$ 26,086,887		
Total stockholders' equity	$ 3,829,651		

(1) Includes assets measured on both a recurring and nonrecurring basis based on the accounting principles applicable to the specific asset and whether we have elected to carry the asset at its fair value.

At December 31, 2024, $18.3 billion or 70% of our total assets were carried at fair value on a recurring basis and $15.0 million (real estate acquired in settlement of loans (“REO”)), were carried based on fair value on a non-recurring basis when fair value indicates evidence of impairment of individual properties.

Changes in fair value of our holdings of assets carried at fair value have significant effects on our financial position and income. As summarized above, changes in fair values of “Level 1” and “Level 2” fair value assets are determinable with reference to direct quotes in active markets on the measurement date in the case of “Level 1” fair value assets, or reference to publicly available pricing inputs (such as reference interest rates and credit spreads and prices of similar assets) in the case of “Level 2” fair value assets.

$9.3 billion or 35% of our total assets are measured using “Level 3” fair value inputs – significant inputs where there is difficulty observing the inputs used by market participants to establish fair value. Different approaches to valuing those assets or changes in inputs to measurement of these assets can have a significant effect on the amounts reported for these items including their reported balances and their effects on our income.

During the three years ended December 31, 2024, we recognized significant changes in the fair value of our holdings of "Level 3" fair value assets and liabilities as shown below:

Year ended December 31,		Interest rate lock commitments	Loans held for sale	Mortgage servicing rights (1)	Mortgage servicing liabilities (1)		Total		Pre-tax Income
		(positive (negative) effects on net revenues in thousands)							
2024	$	38,645	105,508	407,423	(35)	$	551,541	$	401,026
2023	$	130,424	68,773	56,757	50	$	256,004	$	183,631
2022	$	(624,905)	(66,639)	877,324	347	$	186,127	$	665,247

(1) Excludes changes in fair value attributable to realization of cash flows.

The changes above primarily reflect changes attributable to our observations of changes in the markets for those assets and liabilities as opposed to changes in accounting policies or approaches to the valuation of those instruments.

As a result of the difficulty in observing certain significant valuation inputs affecting our "Level 3" fair value assets and liabilities, we are required to make judgments regarding these items' fair values. Different persons in possession of the same facts may reasonably arrive at different conclusions as to the inputs to be applied in valuing these assets and liabilities and their fair values. Such differences may result in significantly different fair value measurements. Likewise, due to the general illiquidity of some of these assets, subsequent transactions may be at values significantly different from those reported.

Because the fair value of "Level 3" fair value assets and liabilities are difficult to estimate, our valuation process includes performance of these items' fair value estimation by specialized staff with significant senior management oversight. We have assigned the responsibility for estimating the fair values of non-interest rate lock commitment ("IRLC") "Level 3" fair value assets and liabilities to our capital markets valuation staff, which is responsible for valuing and monitoring these items and maintenance of our valuation policies and procedures for non-IRLC assets and liabilities. The capital markets valuation staff submits the results of its valuations to our senior management valuation subcommittee, which oversees the valuations. Our senior management valuation subcommittee includes the Company's chief financial, credit, and capital markets officers as well as other senior members of the Company's finance, capital markets and risk management staffs.

The fair value of our IRLCs is developed by our capital markets risk management staff and is reviewed by our capital markets operations group.

Following is a discussion of our approach to measuring the balance sheet items that are most affected by "Level 3" fair value estimates.

Interest Rate Lock Commitments

Our net gains on loans held for sale include our estimates of the gains or losses we expect to realize upon the sale of loans we have contractually committed to fund or purchase but have not yet funded, purchased or sold. We recognize a substantial portion of our net gains on loans held for sale at fair value before we fund or purchase the loans as the result of these commitments. We call these commitments interest rate lock commitments or IRLCs. We recognize the fair value of IRLCs at the time we make the commitment to the correspondent seller, broker or loan applicant and adjust the fair value of such IRLCs as the loan approaches the point of funding or purchase or the prospective transaction is canceled.

We carry IRLCs as either *Derivative assets* or *Derivative liabilities* on our consolidated balance sheet. The fair value of an IRLC is transferred to *Loans held for sale at fair value* when the loan is funded or purchased.

An active, observable market for IRLCs does not exist. Therefore, we measure the fair value of IRLCs using methods we believe that market participants use in pricing IRLCs. We estimate the fair value of IRLCs based on observable Agency MBS prices, our estimates of the fair value of the MSRs we expect to receive in the sale of the loans and the probability that we will fund or purchase the loans (the "pull-through rate").

Pull-through rates and MSR fair values are based on our estimates as these inputs are difficult to observe in the marketplace. Market interest rates and our estimate of the probability that a loan will be funded are updated as the loans move through the funding or purchase process and as market interest rates change and these updates may result in significant changes in our estimates of the fair value of the IRLCs. Such changes are reflected in the change in fair value of IRLCs which is a component of our *Net gains on loans held for sale at fair value* in the period of the change. The financial effects of changes in these inputs are generally inversely correlated. Increasing interest rates have a positive effect on the fair value of the MSR component of IRLC fair value but increase the pull-through rate for the loan principal and interest payment cash flow component, which decreases in fair value.

A shift in our assessment of an input to the valuation of IRLCs can have a significant effect on the amount of *Net gains on loans held for sale at fair value* for the period. We believe that the most significant "Level 3" fair value input to the measurement of IRLCs is the pull-through rate. At December 31, 2024, we held $33.6 million of net IRLC assets at fair value. Following is a quantitative summary of the effect of changes in the pull-through rate input on the fair value of IRLCs at December 31, 2024:

Change in input (1)	Effect on fair value of IRLC of a change in pull-through rate (2)
	(in thousands)
(20)%	$ (8,522)
(10)%	$ (4,255)
(5)%	$ (2,122)
5 %	$ 2,473
10 %	$ 4,784
20 %	$ 9,133

(1) The upward shift in input amount on a per-loan basis is limited to the amount of shift required to reach a 100% pull-through rate.

(2) This analysis holds constant all of the other inputs to show an estimate of the effect on fair value of a change in the pull-through rate. We expect that in a market shock event, multiple inputs would be affected and the effects of these changes may compound or counteract each other. Therefore, this analysis is not a projection of the effects of a shock event or a change in our estimate of an input and should not be relied upon as an earnings projection.

Loans Held for Sale

We carry loans at their fair values. We recognize changes in the fair value of loans in current period income as a component of *Net gains on loans held for sale at fair value*. How we estimate the fair value of loans is based on whether the loans are saleable into active markets with observable fair value inputs.

- We categorize loans that are saleable into active markets as "Level 2" fair value assets. We estimate the fair value of such loans using their quoted market price or market price equivalent. At December 31, 2024, we held $7.8 billion of such loans.

- We categorize loans that are not saleable into active markets as "Level 3" fair value assets. "Level 3" fair value loans are comprised of:

  – Closed-end second lien mortgage loans. We produce closed-end second lien mortgage loans that do not have an active market with observable inputs that are significant to the estimation of their fair value. At December 31, 2024, we held $272.3 million at fair value of such loans.

  – Ginnie Mae early buyout ("EBO") loans. We may purchase certain delinquent government guaranteed or insured loans from Ginnie Mae guaranteed securitizations included in our loan servicing portfolio.

Our right to purchase such loans arises as the result of the loan being at least three months delinquent when we buy the loan. Our ability to purchase delinquent loans provides us with an alternative to our obligation to continue advancing principal and interest at the coupon rate of the related Ginnie Mae security. Such repurchased loans are referred to as EBO loans and may be resold to investors and thereafter may be repurchased to the extent eligible for resale into a new Ginnie Mae guaranteed security. Such eligibility occurs when a repurchased loan either becomes current through completion of a modification of its terms or otherwise after three months of timely payments and when the issuance date of the new security into which the loan is placed is at least 120 days after the date the loan was last delinquent. At December 31, 2024, we held $145.0 million at fair value of such loans.

- Loans with defects. Certain of our loans may become non-saleable into active markets due to our identification of one or more defects or we may repurchase defective loans subject to representations and warranties. At December 31 2024, we held $16.7 million at fair value of such loans.

We use a discounted cash flow model to estimate the fair value of "Level 3" fair value loans. The significant unobservable inputs used in the fair value measurement of our "Level 3" fair value loans held for sale are discount rates, home price projections and prepayment speeds. Significant changes in any of those inputs in isolation could result in a significant change to the loans' fair value measurements.

Mortgage Servicing Rights and Mortgage Servicing Liabilities

MSRs and MSLs represent the fair value assigned to contracts that obligate us to service the mortgage loans on behalf of the owners of the mortgage loans in exchange for servicing fees and the right to collect certain ancillary income. We recognize MSRs and MSLs at our estimate of the fair value of the contract to service the loans.

We include changes in fair value of MSRs and MSLs in current period income as a component of *Net loan servicing fees—Change in fair value of mortgage servicing rights and mortgage servicing liabilities*. Both our estimate of the change in fair value attributable to realization of cash flows and of other changes in fair value are affected by changes in fair value inputs. In the year ended December 31, 2024, we recognized a $433.3 million net decrease in fair value of MSRs and MSLs: $840.7 million of decrease due to realization of cash flows underlying the fair value of MSRs and MSLs, partially offset by $407.4 million of increase due to changes in fair value inputs.

We estimate fair value of MSRs and MSLs using a discounted cash flow approach. We believe the most significant "Level 3" fair value inputs to the valuation of MSRs and MSLs are the prepayment speed, pricing spread (a component of discount rate) and annual per-loan cost of servicing.

A shift in the market for MSRs and MSLs or a change in our assessment of an input to the valuation of MSRs and MSLs can have a significant effect on their fair value and in our income for the period. The net fair value of MSRs and MSLs that we held at December 31, 2024 was $8.7 billion.

Following is a summary of the effect on fair value of MSRs of various changes to these key inputs at December 31, 2024:

Change in input	Effect on fair value of MSRs and MSLs of a change in input value (1)		
	Prepayment speed	**Pricing spread**	**Servicing cost**
		(in thousands)	
(20)%	$ 550,512	$ 484,627	$ 195,321
(10)%	$ 265,635	$ 235,896	$ 97,661
(5)%	$ 130,541	$ 116,402	$ 48,830
5 %	$ (126,224)	$ (113,419)	$ (48,830)
10 %	$ (248,349)	$ (223,960)	$ (97,661)
20 %	$ (481,100)	$ (436,805)	$ (195,321)

(1) This analysis holds constant all of the inputs other than the input that is being changed in order to show an estimate of the effect on fair value of a change in a specific input. We expect that in a market shock event, multiple inputs would be affected and the effects of these changes may compound or counteract each other. Therefore, these analyses are not projections of the effects of a shock event or a change in our estimate of an input and should not be relied upon as earnings projections.

Accounting Developments

Refer to Note 3 – *Significant Accounting Policies – Recently Issued Accounting Pronouncements* to our consolidated financial statements for a discussion of recent accounting developments and the expected effect on the Company.

Business Trends

The U.S. Federal Reserve has reduced the federal funds rate somewhat from its highest level since 2007 as inflationary pressures have abated, and longer-term interest rates remain near their most elevated levels in recent years. Elevated interest rates have constrained growth in the size of the mortgage origination market, which grew slightly from $1.5 trillion in 2023 to an estimated $1.7 trillion in 2024, and is expected to grow modestly to $2.0 trillion in 2025 according to mortgage industry economists.

Fluctuating interest rates and an increasing number of mortgage loans outstanding with interest rates near current levels have led to an increasing opportunity for refinancing, which has driven increased mortgage production activity in the most recent year and also led to increasing prepayment speeds on our mortgage servicing portfolio from the historically slow prepayment speeds experienced in 2023. Higher interest rate levels have increased the costs of floating rate borrowings as well as interest income from placement fees we receive relating to custodial funds that we manage on deposits and loans held for sale as compared to the prior year. However, these items will be impacted in future periods by the reductions to the federal funds rate that the Federal Reserve has recently put into place. We continued our acquisition of conventional loans from PMT and expect to purchase more such loans from PMT through the second quarter of 2025.

Results of Operations

Our results of operations are summarized below:

	Year ended December 31,		
	2024	2023	2022
	(dollars in thousands except per share amounts)		
Revenues:			
Loan production revenues (1)	$ 1,029,359	$ 719,887	$ 1,029,483
Net loan servicing fees	533,655	642,600	951,329
Management fees from PennyMac Mortgage Investment Trust	28,623	28,762	31,065
Net interest expense	(25,782)	(4,853)	(41,365)
Other	27,876	15,260	15,243
Total net revenues	1,593,731	1,401,656	1,985,755
Expenses:			
Compensation	632,738	576,964	735,231
Loan origination	164,092	114,500	173,622
Technology	149,547	143,152	139,950
Servicing	105,997	69,433	59,628
Professional services	37,992	60,521	73,270
Legal settlements	1,591	162,770	4,649
Other	100,748	90,685	134,158
Total expenses	1,192,705	1,218,025	1,320,508
Income before provision for income taxes	401,026	183,631	665,247
Provision for income taxes	89,603	38,975	189,740
Net income	$ 311,423	$ 144,656	$ 475,507
Earnings per share			
Basic	$ 6.11	$ 2.89	$ 8.96
Diluted	$ 5.84	$ 2.74	$ 8.50
Return on average stockholders' equity	8.5%	4.1%	13.8%
Dividends declared per share	$ 1.00	$ 0.80	$ 0.80
Income before provision for income taxes by segment and corporate and other:			
Production	$ 311,231	$ 116,078	$ 130,799
Servicing	205,002	368,392	731,213
Corporate and other	(115,207)	(300,839)	(196,765)
	$ 401,026	$ 183,631	$ 665,247
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") (2)	$ 1,076,393	$ 701,162	$ 591,055
During the year:			
Interest rate lock commitments issued	$ 114,813,116	$ 92,766,499	$ 80,143,406
Unpaid principal balance of loans produced or fulfilled for PMT	$ 115,819,663	$ 99,435,041	$ 109,115,829
Common stock closing per share prices:			
High	$ 116.58	$ 92.93	$ 70.10
Low	$ 83.31	$ 55.82	$ 39.73
At end of year	$ 101.38	$ 88.37	$ 56.66
At end of year:			
Interest rate lock commitments outstanding	$ 7,801,677	$ 6,349,628	$ 7,009,119
Unpaid principal balance of loan servicing portfolio:			
Owned:			
Mortgage servicing rights and liabilities	$ 426,074,748	$ 370,269,011	$ 314,600,796
Loans held for sale	8,128,914	4,294,689	3,498,214
	434,203,662	374,563,700	318,099,010
Subserviced for:			
PMT	230,753,581	232,653,069	233,575,672
U.S. Department of Veterans Affairs	806,584	—	—
	231,560,165	232,653,069	233,575,672
	$ 665,763,827	$ 607,216,769	$ 551,674,682
Net assets of PennyMac Mortgage Investment Trust	$ 1,938,500	$ 1,957,090	$ 1,962,815
Book value per share	$ 74.54	$ 70.52	$ 69.44

(1) Includes *Net gains on loans held for sale at fair value*, *Loan origination fees* and *Fulfillment fees from PennyMac Mortgage Investment Trust*.

(2) To provide investors with information in addition to our results as determined by GAAP, we disclose Adjusted EBITDA as a non-GAAP measure. Adjusted EBITDA is a measure that is frequently used in our industry to measure performance and we believe that this measure provides supplemental information that is useful to investors. Adjusted EBITDA is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for net income, or any other performance measure calculated in accordance with GAAP.

We define "Adjusted EBITDA" as net income plus provision for income taxes, depreciation and amortization, excluding decrease (increase) in fair value of MSRs net of MSLs, due to changes in the valuation inputs we use in our valuation models, hedging losses (gains) associated with MSRs, stock-based compensation and interest expense on corporate debt or corporate revolving credit facilities and capital lease and non-recurring items such as significant awards of damages against us due to litigation.

We believe that the presentation of Adjusted EBITDA provides useful information to investors regarding our results of operations because each measure assists both investors and management in analyzing and benchmarking the performance and value of our business. However, other companies may define Adjusted EBITDA differently, and as a result, our measures of Adjusted EBITDA may not be directly comparable to those of other companies.

Adjusted EBITDA measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;
- they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payment on our debt; and
- they are not adjusted for all non-cash income or expense items that are reflected in our consolidated statements of cash flows.

Because of these limitations, Adjusted EBITDA measures are not intended as alternatives to net income as an indicator of our operating performance and should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table presents a reconciliation of Adjusted EBITDA to our net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, for each of the years indicated:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net income	$ 311,423	$ 144,656	$ 475,507
Provision for income taxes	89,603	38,975	189,740
Income before provision for income taxes	401,026	183,631	665,247
Depreciation and amortization	55,984	53,214	34,409
Increase in fair value of MSRs net of MSLs due to changes in valuation inputs used in valuation models	(407,388)	(56,807)	(877,671)
Hedging losses associated with MSRs	832,483	236,778	631,484
Stock-based compensation	20,868	27,582	42,552
Interest expense on corporate debt or corporate revolving credit facilities and capital lease	184,304	98,396	95,034
Effect of non-recurring gain from joint venture and arbitration accrual	(10,884)	158,368	—
Adjusted EBITDA	$ 1,076,393	$ 701,162	$ 591,055

Comparison of the years ended December 31, 2024, 2023 and 2022

Income Before Provisions for Income Taxes

In the year ended December 31, 2024, we recorded income before provision for income taxes of $401.0 million, an increase of $217.4 million, or 118% from 2023. The increase was due to a $309.5 million increase in production revenues (net gains on sales of loans, loan origination fees and fulfillment fees) primarily due to higher production volumes and gain on sale margins and a $25.3 million decrease in total expenses, partially offset by a $108.9 million decrease in *Net loan servicing fees* reflecting decreased valuation of our MSRs, net of hedging results primarily due to higher hedging costs. The decrease in the total expense was primarily due to decreases in legal settlements and professional services relating to a claim against us by Black Knight Servicing Technologies, LLC, partially offset by increases in compensation, loan origination and servicing expenses.

In the year ended December 31, 2023, we recorded income before provision for income taxes of $183.6 million, a decrease of $481.6 million or 72% from 2022. The decrease was due to a $309.6 million decrease in production revenues primarily due to lower production volume and a shift in the mix of production to lower margin channels and a $308.7 million decrease in *Net loan servicing fees* reflecting decreased valuation of our MSRs, net of hedging results, partially offset by a $102.5 million decrease in total expenses. The decrease in the total expense was primarily due to a $246.5 million reduction in compensation, loan origination and marketing and advertising expenses, partially offset by a $158.1 million increase in legal settlements. The increase in legal settlements expense reflects an arbitrator's finding in a claim made against us by Black Knight Servicing Technologies, LLC. This claim, which is discussed in detail in Note 19–*Commitments and Contingencies* to the consolidated financial statements included in this Report, resulted in a charge to our results of operations of $115.8 million net of income taxes or a reduction to earnings per diluted share of common stock of $2.20.

Net gains on loans held for sale at fair value

In the year ended December 31, 2024, we recognized *Net gains on loans held for sale at fair value* totaling $817.4 million, as compared to $545.9 million and $791.6 million in 2023 and 2022, respectively. The increase in *Net gains on loans held for sale at fair value* for the year ended December 31, 2024 compared to 2023 was primarily due to increased volumes and gain on sale margins across all production channels. The decrease in *Net gains on loans held for sale at fair value* for the year ended December 31, 2023 compared to 2022 was primarily due to decreased production volumes and gain on sale margins and lower EBO loan redelivery gains due to reduced reperformance and modifications and diminished redelivery margins.

Our net gains on loans held for sale are summarized below:

	Year ended December 31,		
	2024	2023	2022
	(in thousands)		
From non-affiliates:			
Cash losses:			
Loans	$ (1,731,125)	$ (1,337,613)	$ (2,128,195)
Hedging activities	495,429	(99,515)	1,347,843
Total cash losses	(1,235,696)	(1,437,128)	(780,352)
Non-cash gains:			
Changes in fair values of loans and derivative financial instruments outstanding at end of year:			
Interest rate lock commitments	(56,028)	63,749	(296,349)
Loans	71,226	(71,425)	188,849
Hedging derivatives	(244,124)	146,456	(20,879)
	(228,926)	138,780	(128,379)
Mortgage servicing rights resulting from loan sales	2,280,830	1,849,957	1,718,094
Provisions for losses relating to representations and warranties:			
Pursuant to loan sales	(16,486)	(12,997)	(9,617)
Reductions in liability due to changes in estimate	13,579	9,115	8,451
Total non-cash gains	2,048,997	1,984,855	1,588,549
Total gains on sale from non-affiliates	813,301	547,727	808,197
From PennyMac Mortgage Investment Trust	4,067	(1,784)	(16,564)
	$ 817,368	$ 545,943	$ 791,633
During the year:			
Interest rate lock commitments issued:			
By loan type:			
Government-insured or guaranteed loans	$ 58,134,977	$ 50,202,197	$ 57,882,469
Conventional conforming loans	52,781,188	41,388,408	22,060,564
Jumbo loans	2,190,238	154,899	98,158
Closed-end second lien mortgage loans	1,706,713	1,020,995	102,215
	$ 114,813,116	$ 92,766,499	$ 80,143,406
By production channel:			
Correspondent	$ 83,669,855	$ 73,949,658	$ 51,592,641
Broker direct	17,424,790	11,149,351	9,625,043
Consumer direct	13,718,471	7,667,490	18,925,722
	$ 114,813,116	$ 92,766,499	$ 80,143,406
At end of year:			
Loans held for sale at fair value	$ 8,217,468	$ 4,420,691	$ 3,509,300
Commitments to fund and purchase loans	$ 7,801,677	$ 6,349,628	$ 7,009,119

Non-Cash Elements of Gain on Sale of Loans Held for Sale

Our gains on loans held for sale include both cash and non-cash elements. We recognize a significant portion of our gains on loans held for sale when we make commitments to purchase or fund mortgage loans. We recognize this gain in the form of IRLCs. We adjust our initial gain estimate as the loan purchase or origination process progresses until the loan is either funded or cancelled. We also receive non-cash proceeds on sale that include our estimate of the fair value of MSRs and we incur liabilities for MSLs (which represent the fair value of the costs we expect to incur in excess of the fees we receive to service the EBO loans we have resold) and for the fair value of our estimate of the losses we expect to incur relating to the representations and warranties we provide in our loan sale transactions.

The MSRs, MSLs, and liability for representations and warranties we recognize represent our estimate of the fair value of future benefits and costs we will realize for years in the future. These estimates represented approximately 279% of our gain on sale of loans at fair value for the year ended December 31, 2024, as compared to 338% and 217% in 2023 and 2022, respectively. These estimates change as circumstances change and changes in these estimates are recognized in income in subsequent periods.

Interest Rate Lock Commitments, Mortgage Servicing Rights and Mortgage Servicing Liabilities

The methods and key inputs we use to measure and update our measurements of IRLCs, MSRs and MSLs is detailed in Note 6 – *Fair value – Valuation Techniques and Inputs* to the consolidated financial statements included in this Annual Report.

Representations and Warranties

Our agreements with the purchasers and insurers include representations and warranties related to the loans we sell. The representations and warranties require adherence to purchaser and insurer origination and underwriting guidelines, including but not limited to the validity of the lien securing the loan, property eligibility, borrower credit, income and asset requirements, and compliance with applicable federal, state and local law.

In the event of a breach of our representations and warranties, we may be required to either repurchase the loans with the identified defects or indemnify the purchaser or insurer. In such cases, we bear any subsequent credit loss on the loans. Our credit loss may be reduced by any recourse we have to correspondent originators that sold such loans to us and breached similar or other representations and warranties. In such event, we have the right to seek a recovery of related repurchase losses from that correspondent seller.

Our representations and warranties are generally not subject to stated limits of exposure. However, we believe that the current UPB of loans sold by us and subject to representation and warranty liability to date represents the maximum exposure to repurchases related to representations and warranties.

The level of the liability for losses under representations and warranties is difficult to estimate and requires considerable judgment. The level of loan repurchase losses is dependent on economic factors, purchaser or insurer loss mitigation strategies, and other external conditions that may change over the lives of the underlying loans. Our estimate of the liability for representations and warranties is developed by our credit risk administration staff and presented each quarter to our Management Risk Committee that includes our senior executives and senior management in our loan production, loan servicing, and credit risk management areas.

The method used to estimate our losses on representations and warranties is a function of our estimate of future defaults, loan repurchase rates, the severity of loss in the event of default, if applicable, and the probability of reimbursement by the correspondent loan seller. We establish a liability at the time loans are sold and periodically assess the adequacy of our recorded liability.

In the years ended December 31, 2024, 2023, and 2022 we recorded provisions for losses under representations and warranties relating to current loan sales as a component of *Net gains on loans held for sale at fair value* totaling $16.5 million, $13.0 million, and $9.6 million, respectively. The increase in provision relating to current loan sales from the year ended December 31, 2024 compared to the year ended December 31, 2023 reflects the increase in our loan production in 2024. The increase in the provision relating to current loan sales in the year ended December 31, 2023 compared to 2022 was primarily attributable to an increase in loans sold and a change in the mix between government guaranteed or insured loans and conventional loans during 2023.

We also recorded reductions in the liability relating to previously sold loans of $13.6 million, $9.1 million, and $8.5 million, for the years ended December 31, 2024, 2023 and 2022, respectively. The reductions in the liability relating to previously sold loans resulted from those loans meeting performance criteria established by the Agencies which significantly limits the likelihood of certain repurchase or indemnification claims.

Following is a summary of mortgage loan repurchase activity and the unpaid balance of mortgage loans subject to representations and warranties:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
During the year:			
Indemnification activity:			
Loans indemnified at beginning of year	$ 75,724	$ 35,961	$ 15,079
New indemnifications	32,559	43,469	24,016
Less indemnified loans sold, repaid or refinanced	6,416	3,706	3,134
Loans indemnified at end of year	$ 101,867	$ 75,724	$ 35,961
Repurchase activity:			
Total loans repurchased	$ 89,749	$ 50,327	$ 93,011
Less:			
Loans repurchased by correspondent lenders	58,855	23,327	32,660
Loans repaid by borrowers or resold	24,335	72,511	54,044
Net loans repurchased (resolved) with losses chargeable to liability for representations and warranties	$ 6,559	$ (45,511)	$ 6,307
Losses charged to liability for representations and warranties	$ 4,566	$ 5,515	$ 12,266
At end of year:			
Unpaid principal balance of loans subject to representations and warranties	$ 413,382,503	$ 354,423,684	$ 296,774,121
Liability for representations and warranties	$ 29,129	$ 30,788	$ 32,421

In the year ended December 31, 2024, we repurchased loans with unpaid principal balances totaling $89.7 million and charged $4.6 million in net incurred losses relating to repurchases against our liability for representations and warranties. Our losses arising from representations and warranties have historically been reduced by our ability to either recover most of the losses from our correspondent sellers or from our ability to profitably refinance and resell repurchased loans.

If the outstanding balance of loans we purchase and sell subject to representations and warranties increases, the loans sold continue to season, economic conditions change, correspondent lenders become unwilling or unable to repurchase defective loans, or investor and insurer loss mitigation strategies are adjusted, the level of repurchase and loss activity may increase. Furthermore, as economic conditions, such as interest rates, home values and borrower default rates change, our realized loss rates may increase. Such increases may require us to adjust our estimate of future losses relating to loans previously sold. Such increased loss estimates would be recognized in *Net gains on loans held for sale at fair value* in the period we recognize the change.

The increases in market interest rates in recent years have affected certain of our correspondent sellers' ability to honor their obligations to repurchase defective loans. Though the U.S. Federal Reserve has cut the federal funds rate in recent months, interest rates remain elevated. Increasing interest rates may also increase the level of borrower defaults, increasing the level of repurchases we are required to make, and may make it more difficult to minimize losses on repurchased loans due to decreasing fair values for resales of loans and reduced opportunities to refinance loans. We expect that this development will increase the losses we incur in relation to our representations and warranties compared to our historical experience. However, we believe our recorded liability is presently adequate to absorb the losses we currently expect to incur.

Loan origination fees

Following is a summary of our loan origination fees:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Loan origination fee revenue	$ 185,700	$ 146,118	$ 169,859
Unpaid principal balance of loans purchased and originated for sale to non-affiliates	$ 102,373,179	$ 84,536,740	$ 72,025,798

Loan origination fees increased $39.6 million in the year ended December 31, 2024 compared to 2023, primarily due to increases in volume across all production channels. Loan origination fees decreased $23.7 million in the year ended December 31, 2023 compared to 2022, primarily due to a decrease in the volume of consumer direct loans we produced.

Fulfillment fees from PennyMac Mortgage Investment Trust

Following is a summary of our fulfillment fees:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Fulfillment fee revenue	$ 26,291	$ 27,826	$ 67,991
Unpaid principal balance of loans fulfilled subject to fulfillment fees	$ 13,446,484	$ 14,898,301	$ 37,090,031
Average fulfillment fee rate (in basis points)	20	19	18

Fulfillment fees from PMT represent fees we collect for services we perform on behalf of PMT in connection with the acquisition, packaging and sale of loans. We charge fulfillment fees based on the number of loans we lock and fulfill for PMT.

Fulfillment fees decreased $1.5 million and $40.2 million in the years ended December 31, 2024 and 2023, respectively, compared to 2023 and 2022, respectively, primarily due to decreases in correspondent loan production volumes for PMT's account that reflect our increased purchases of conventional correspondent loans from PMT.

Net loan servicing fees

Our net loan servicing fee income has two primary components: fees earned for servicing the loans and the effects of MSR and MSL valuation changes, net of hedging results as summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Loan servicing fees	$ 1,799,480	$ 1,484,946	$ 1,228,637
Effects of MSRs and MSLs net of hedging results	(1,265,825)	(842,346)	(277,308)
Net loan servicing fees	$ 533,655	$ 642,600	$ 951,329

Loan Servicing Fees

Following is a summary of our loan servicing fees:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
From non-affiliates	$ 1,529,452	$ 1,268,650	$ 1,054,828
From PennyMac Mortgage Investment Trust	83,252	81,347	81,915
Other:			
Late charges	85,390	65,781	48,166
Other	101,386	69,168	43,728
	186,776	134,949	91,894
	$ 1,799,480	$ 1,484,946	$ 1,228,637
Average UPB of loans serviced:			
MSRs and MSLs	$ 396,588,047	$ 338,373,762	$ 297,207,950
Subservicing	$ 231,303,048	$ 234,303,254	$ 226,817,005

Loan servicing fees from non-affiliates generally relate to our MSRs which are primarily related to servicing we provide for loans included in Agency securitizations. These fees are contractually established at an annualized percentage of the unpaid principal balance of the loan serviced and we collect these fees from borrower payments. Loan servicing fees from PMT are primarily related to PMT's MSRs and are established at monthly per-loan amounts based on whether the loan is a fixed-rate or adjustable-rate loan and the loan's delinquency or foreclosure status as detailed in Note 4 – *Transactions with Related Parties* to the consolidated financial statements included in this Annual Report. Other loan servicing fees are comprised primarily of borrower-contracted fees such as late charges and reconveyance fees and fees charged to correspondent lenders relating to loans that are repaid shortly after we purchase them.

The increases in loan servicing fees from non-affiliates for the year ended December 31, 2024, compared to 2023 and 2022, were primarily due to growth of our loan servicing portfolio. The increase in other loan servicing fees for the year ended December 31, 2024 compared to 2023 and 2022 were primarily due to growth in late charges and in incentive fees we receive for effecting modifications of delinquent loans.

Effects of Mortgage Servicing Rights and Mortgage Servicing Liabilities Net of Hedging Results

We have elected to carry our servicing assets and liabilities at fair value. Changes in fair value have two components: changes due to realization of the contractual servicing fees and changes due to changes in market inputs used to estimate the fair value of MSRs and MSLs.

Change in fair value of MSR, MSL and ESS and the related hedging results are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
MSR and MSL valuation changes and hedging results:			
Changes in fair value attributable to changes in fair value inputs	$ 407,388	$ 56,807	$ 877,671
Hedging results	(832,483)	(236,778)	(631,484)
	(425,095)	(179,971)	246,187
Changes in fair value attributable to realization of cash flows	(840,730)	(662,375)	(523,495)
Total change in fair value of mortgage servicing rights and mortgage servicing liabilities net of hedging results	$ (1,265,825)	$ (842,346)	$ (277,308)
Average balances:			
Mortgage servicing rights	$ 7,828,518	$ 6,552,321	$ 5,117,835
Mortgage servicing liabilities	$ 1,724	$ 1,938	$ 2,397
At end of year:			
Mortgage servicing rights	$ 8,744,528	$ 7,099,348	$ 5,953,621
Mortgage servicing liabilities	$ 1,683	$ 1,805	$ 2,096

Changes in fair value of MSRs and MSLs attributable to changes in fair value inputs increased in the year ended December 31, 2024 compared to 2023 primarily due to the effect on fair value of a significant increase in interest rates during 2024 as compared to 2023. Changes in fair value of MSRs and MSLs attributable to changes in fair value inputs decreased in the year ended December 31, 2023 compared to 2022 primarily due to the smaller increase in interest rates in 2023 as compared to 2022. Increasing interest rates reduce the rate of prepayments of the underlying loans associated with the servicing rights, which increases the cash flows expected from the servicing rights, while decreasing interest rates have the opposite effect.

Hedging results reflect valuation losses attributable to the effects of interest rate increases on the fair value of the hedging instruments, as well as the embedded costs of maintaining the hedge positions in the years ended December 31, 2024, 2023 and 2022.

Changes in realization of cash flows are influenced by changes in the level of servicing assets and liabilities and changes in estimates of the remaining cash flows to be realized. Realization of cash flows increased in the year ended December 31, 2024 compared to 2023 and 2022 primarily due to the growth in our investment in MSRs.

Following is a summary of our loan servicing portfolio:

	December 31, 2024	December 31, 2023
	(in thousands)	
Prime servicing:		
Owned:		
Mortgage servicing rights and liabilities		
Originated	$ 410,393,342	$ 352,790,614
Purchased and assumed	15,681,406	17,478,397
	426,074,748	370,269,011
Loans held for sale	8,128,914	4,294,689
	434,203,662	374,563,700
Subserviced for:		
PMT	230,745,995	232,643,144
U.S. Department of Veterans Affairs (1)	806,584	—
	231,552,579	232,643,144
Total prime servicing	665,756,241	607,206,844
Special servicing subserviced for PMT	7,586	9,925
Total loans serviced	$ 665,763,827	$ 607,216,769
Delinquencies:		
Owned servicing:		
30-89 days	$ 17,933,800	$ 14,414,423
90 days or more	9,023,217	7,635,817
	$ 26,957,017	$ 22,050,240
Subservicing:		
30-89 days	$ 2,673,329	$ 2,208,302
90 days or more	1,319,190	1,128,212
	$ 3,992,519	$ 3,336,514

(1) Represents previously delinquent loans that have been purchased by the VA pursuant to the Veterans Affairs Servicing Purchase program where servicing is expected to be transferred to the VA's selected servicer for this program.

Following is a summary of characteristics of our MSR and MSL servicing portfolio as of December 31, 2024:

Loan type	Unpaid principal balance	Loan count	Average Note rate	Average Age (months)	Average Remaining maturity (months)	Average Loan size	Average FICO credit score at origination	Average Original LTV (1)	Average Current LTV (1)	60+ Delinquency (by UPB)
	(Dollars and loan count in thousands)									
Government insured or guaranteed (2):										
FHA	$ 149,364,086	713	4.5%	46	317	$ 209	681	93%	69%	6.0%
VA	125,243,750	457	3.8%	39	319	$ 274	730	90%	70%	2.2%
USDA	20,791,639	140	4.0%	59	305	$ 148	700	98%	65%	5.8%
Government-sponsored entities:										
Fannie Mae	53,615,110	170	5.0%	27	318	$ 316	763	74%	63%	0.6%
Freddie Mac	68,644,789	210	5.3%	21	325	$ 327	759	75%	66%	0.7%
Closed-end second lien mortgage loans	1,369,048	17	9.8%	10	249	$ 80	743	19%	18%	0.2%
Other (3)	7,046,326	19	6.7%	11	348	$ 377	773	74%	70%	0.2%
	$ 426,074,748	1,726	4.5%	38	319	$ 247	721	87%	67%	3.2%

(1) Loan-to-Value

(2) MSRs and MSLs on government insured and guaranteed loans include loans securitized in Ginnie Mae pools as well as loans sold to private investors.

(3) Represents MSRs on conventional loans sold to private investors.

Net Interest Expense

Net interest expense is summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Interest income:			
Cash and short-term investment	$ 56,252	$ 68,457	$ 19,839
Principal-only stripped mortgage-backed securities	26,035	—	—
Loans held for sale at fair value	326,697	279,506	172,124
Placement fees relating to custodial funds	383,798	284,877	102,099
Other	784	84	—
	793,566	632,924	294,062
Interest expense:			
Short-term debt	410,381	295,418	112,773
Long-term debt	348,465	309,481	174,847
Interest shortfall on repayments of mortgage loans serviced for Agency securitizations	46,385	21,538	40,741
Interest on mortgage loan impound deposits	11,298	9,795	7,066
Other	2,819	1,545	—
	819,348	637,777	335,427
	$ (25,782)	$ (4,853)	$ (41,365)

Net interest expense increased $20.9 million in the year ended December 31, 2024 compared to 2023. The increase was primarily due to:

- an increase of $153.9 million in interest expense on borrowings due to the growth in our balance sheet and an increase in the leverage of our balance sheet;
- an increase of $24.8 million in interest shortfall on repayments of loans serviced for Agency securitizations, reflecting increased loan payoffs as a result of increased borrower refinancing activity due to decreased interest rates during part of 2024 (when a borrower repays a loan, we are frequently responsible for paying the full month's interest to the holders of the Agency securities that are backed by the loan regardless of the date the borrower repays the loan); and
- a decrease of $ 12.2 million in interest income from cash balances reflecting lower average balances; partially offset by
- an increase of $98.9 million in placement fees we receive relating to custodial funds that we manage due to increased average outstanding balances and higher average placement fee rates;
- an increase of $47.2 million in interest income from loans held for sale reflecting higher average levels of inventory; and
- an increase of $26.0 million in interest income from principal-only stripped mortgage-backed securities purchased in 2024.

Net interest expense decreased $36.5 million in the year ended December 31, 2023 compared to 2022. The decrease was primarily due to:

- an increase of $182.8 million in placement fees we receive relating to custodial funds that we manage due to increased placement fees;
- an increase of $107.4 million in interest income from loans held for sale reflecting higher average levels of inventory and interest rates;
- an increase of $48.6 million in interest income from cash and short-term investment balances reflecting increasing interest rates; and
- a decrease of $19.2 million in interest shortfall on repayments of loans serviced for Agency securitizations, reflecting decreased loan payoffs as a result of decreased borrower refinancing activity due to the higher interest rates; partially offset by
- an increase of $317.3 million in interest expense on borrowings due to the higher interest rate environment, growth in our balance sheet and an increase in the leverage of our balance sheet.

Management fees are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Base management	$ 28,623	$ 28,762	$ 31,065
Average net assets of PMT during the year	$ 1,908,287	$ 1,917,642	$ 2,079,851

Management fees decreased $139,000 and $2.3 million in the year ended December 31, 2024 and 2023 compared to 2023 and 2022, respectively, reflecting the decrease in PMT's average shareholders' equity upon which its base management fees are based.

Expenses

Compensation

Our compensation expense is summarized below:

	Year ended December 31,		
	2024	2023	2022
		(dollars in thousands)	
Salaries and wages	$ 386,782	$ 369,945	$ 445,779
Severance	890	7,637	18,797
Incentive compensation	143,317	95,790	135,461
Taxes and benefits	80,881	76,010	92,642
Stock and unit-based compensation	20,868	27,582	42,552
	$ 632,738	$ 576,964	$ 735,231
Head count:			
Average	4,107	4,115	5,508
Year end	4,455	3,914	4,135

Compensation expense increased $55.8 million in the year ended December 31, 2024, compared to 2023. The increase was primarily due to an increase in performance-based incentives in our mortgage banking business resulting from higher loan origination volumes and higher achievement of profitability targets as well as increases in cost of salaries.

Compensation expense decreased $158.3 million in the year ended December 31, 2023, compared to 2022 primarily due to work force reductions necessitated by reductions in loan production and decreased incentive compensation accruals due to reduced staffing levels and lower achievement of profitability targets.

Loan origination

Loan origination expense increased $49.6 million in the year ended December 31, 2024 compared to 2023 due to increased lending activities and decreased $59.1 million in the year ended December 31, 2023, compared to 2022 due to decreased lending activities.

Servicing

Servicing expense increased $36.6 million in the year ended December 31, 2024 compared to 2023 primarily due to an increase in provision for losses on servicing advances resulting from higher delinquent loan balances during the year ended December 31, 2024 compared to 2023. Servicing expense increased $9.8 million in the year ended December 31, 2023 compared to 2022 primarily due to the non-recurrence in 2023 of the reversal of the provision for estimated servicing advance losses that was recognized during 2022 as COVID-19 related delinquencies decreased significantly.

Provision for income taxes

For the years ended December 31, 2024, 2023 and 2022, our effective income tax rates were 22.3%, 21.2%, and 28.5%, respectively. The effective income tax rate for 2024 is lower than our booking tax rate primarily due to the effect of the repricing of the net deferred tax liability resulting from a decrease in the booking tax rate. The lower effective income tax rate for 2023 is primarily due to the permanent differences impact of an increase in deductible compensation along with the reduction in the future tax rate for some states. The decrease in the 2023 effective income tax rate is further emphasized by the decrease in income before income taxes.

Balance Sheet Analysis

Following is a summary of key balance sheet items as of the dates presented:

	December 31,	
	2024	2023
	(in thousands)	
ASSETS		
Cash and short-term investment	$ 659,035	$ 948,639
Principal-only stripped mortgage-backed securities	825,865	—
Loans held for sale at fair value	8,217,468	4,420,691
Derivative assets	113,076	179,079
Servicing advances, net	568,512	694,038
Investments in and advances to affiliates	31,150	30,383
Mortgage servicing rights at fair value	8,744,528	7,099,348
Loans eligible for repurchase	6,157,172	4,889,925
Other	770,081	582,460
Total assets	$ 26,086,887	$ 18,844,563
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term debt	$ 9,181,719	$ 4,210,010
Long-term debt	5,213,004	4,393,066
	14,394,723	8,603,076
Liability for loans eligible for repurchase	6,157,172	4,889,925
Income taxes payable	1,131,000	1,042,886
Other	574,341	770,073
Total liabilities	22,257,236	15,305,960
Stockholders' equity	3,829,651	3,538,603
Total liabilities and stockholders' equity	$ 26,086,887	$ 18,844,563
Leverage ratios:		
Total debt / Stockholders' equity	3.8	2.4
Total debt / Tangible stockholders' equity (1)	3.9	2.5

(1) Tangible stockholders' equity represents total stockholders' equity reduced by intangible assets, comprised of capitalized software, for the dates presented.

Total assets increased $7.2 billion from $18.8 billion at December 31, 2023 to $26.1 billion at December 31, 2024. The increase was primarily due to a $3.8 billion increase in loans held for sale at fair value, a $1.6 billion increase in MSRs, a $1.3 billion increase in loans eligible for repurchase and a $825.9 million increase in principal-only stripped MBS at fair value, partially offset by a $289.6 million decrease in cash and short-term investments.

Total liabilities increased by $7.0 billion from $15.3 billion as of December 31, 2023 to $22.3 billion at December 31, 2024. The increase was primarily due to a $5.8 billion increase in borrowings to fund our inventory of loans held for sale and MSRs and a $1.3 billion increase in liability for loans eligible for repurchase.

Cash Flows

Our cash flows for the three years ended December 31, 2024 are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Operating	$ (4,533,270)	$ (1,582,219)	$ 6,033,235
Investing	(1,887,955)	(273,288)	(721,582)
Financing	5,721,336	1,465,339	(4,323,207)
Net (decrease) increase in cash	$ (699,889)	$ (390,168)	$ 988,446

Operating activities

Net cash (used in) provided by operating activities totaled $(4.5) billion, $(1.6) billion, and $6.0 billion in the years ended December 31, 2024, 2023, and 2022, respectively. Our cash flows from operating activities are primarily influenced by changes in the levels of our inventory of loans held for sale as shown below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Cash flows from:			
Loans held for sale	$ (5,273,630)	$ (2,190,009)	$ 5,676,655
Other operating sources	740,360	607,790	356,580
	$ (4,533,270)	$ (1,582,219)	$ 6,033,235

Investing activities

Net cash used in investing activities was $1.9 billion in the year ended December 31, 2024, primarily comprised of $935.4 million in purchases of principal-only stripped mortgage-backed securities, $702.6 million in net settlement of derivative financial instruments used to hedge our investment in MSRs, a $410.3 million increase in short-term investment and a $116.3 million increase in margin deposits, partially offset by $298.7 million received from the sale and repayment of mortgage-backed securities.

Net cash used in investing activities was $273.3 million in the year ended December 31, 2023, primarily comprised of $242.0 million in net settlement of derivative financial instruments used to hedge our investment in MSRs, a $96.5 million increase in margin deposits and $31.2 million used in acquisition of capitalized software, partially offset by $98.1 million received from the sale of interest-only stripped securities.

Net cash used in investing activities was $721.6 million in the year ended December 31, 2022, primarily comprised of $871.9 million in net settlement of derivative financial instruments used to hedge our investment in MSRs and $71.9 million used in acquisition of capitalized software, partially offset by a $238.7 million decrease in margin deposits.

Financing activities

Net cash provided by financing activities was $5.7 billion in the year ended December 31, 2024, primarily due to a $5.0 billion increase in short-term borrowings and an $825.0 million increase in long-term borrowings. The increase in borrowings reflects the increase in inventory of loans held for sale and our investment in MSRs.

Net cash provided by financing activities was $1.5 billion in the year ended December 31, 2023, primarily due to a $923.3 million increase in short-term borrowings and a $680 million increase in long-term borrowings. The increase in borrowings reflects the increase in inventory of loans held for sale and our investment in MSRs.

Net cash used in financing activities was $4.3 billion in the year ended December 31, 2022, primarily due to a $4.5 billion decrease in short-term borrowings, which reflects decreased borrowing requirements relating to our reduced inventory of loans held for sale, and $406.1 million in repurchases of common stock, partially offset by issuance of a $650 million note payable secured by mortgage servicing rights.

Liquidity and Capital Resources

Our liquidity reflects our ability to meet our current obligations (including our operating expenses and, when applicable, the retirement of, and margin calls relating to, our debt, and margin calls relating to hedges on our commitments to purchase or originate mortgage loans and on our MSR investments), fund new originations and purchases, and make investments as we identify them. We expect our primary sources of liquidity to be through cash flows from business activities, proceeds from bank borrowings, proceeds from and issuance of equity or debt offerings. We believe that our liquidity is sufficient to meet our current liquidity needs.

Our current borrowing strategy is to finance our assets where we believe such borrowing is prudent, appropriate and available. Our borrowing activities are in the form of sales of assets under agreements to repurchase, sales of mortgage loan participation purchase and sale certificates, notes payable, a capital lease and unsecured senior notes. A significant amount of our borrowings have short-term maturities and provide for advances with terms ranging from 30 days to 364 days. Because a significant portion of our current debt facilities consist of short-term borrowings, we expect to renew these facilities in advance of maturity in order to ensure our ongoing liquidity and access to capital or otherwise allow ourselves sufficient time to replace any necessary financing.

Secured debt facilities for MSRs and servicing advances take various forms. Fannie Mae MSRs and Ginnie Mae MSRs and servicing advances are pledged to special purpose entities, each of which issues variable funding notes ("VFNs") and may issue term notes and term loans that are secured by such Ginnie Mae or Fannie Mae assets. Term notes are issued to qualified institutional buyers under Rule 144A of the Securities Act and term loans are syndicated to banking entities, while the VFNs are sold to bank partners under agreements to repurchase. Freddie Mac MSRs are pledged to a single lender under a bi-lateral loan and security agreement.

On February 29, 2024, the Company through its indirect subsidiary, PNMAC GMSR ISSUER TRUST (the "Issuer Trust"), issued an aggregate principal amount of $425 million in secured term notes (the "2024-GT1 Notes") to qualified institutional buyers under Rule 144A of the Securities Act. The 2024-GT1 Notes will mature on March 26, 2029 or, if extended, either March 25, 2030 or March, 25, 2031. The 2024-GT1 Notes rank pari passu with other secured term notes issued by the Issuer Trust and are secured by certain participation certificates relating to Ginnie Mae mortgage servicing rights and excess servicing spread relating to such mortgage servicing rights that are financed by PLS.

On May 23, 2024, the Company, together with its subsidiaries, issued $650 million in 7.125% unsecured senior notes due in 2030 in a private placement to "qualified institutional buyers" under Rule 144A of the Securities Act.

On July 25, 2024, the Company, the Issuer Trust and PLS entered into two VFN repurchase agreements, as part of the structured finance transaction that PLS uses to finance Ginnie Mae mortgage servicing rights and related excess servicing spread and servicing advance receivables. The Series 2024-MSRVF1 Master Repurchase Agreement by and between PLS, as seller, and Mizuho Bank, Ltd. ("Mizuho"), as administrative agent and as a buyer, is related to the excess servicing spread. The Series 2020-SPIADVF1 Master Repurchase Agreement by and between PLS, as seller, and Mizuho, as administrative agent and buyer, is related to the servicing advance receivables. The maximum amount outstanding under both repurchase agreements is $350 million and each agreement is set to expire on July 25, 2026.

On October 28 2024, the Company, PFSI ISSUER TRUST - FMSR and PLS, entered into a new VFN repurchase agreement, as part of the structured finance transaction that PLS uses to finance Fannie Mae mortgage servicing rights and related excess servicing spread and servicing advance receivables with Goldman Sachs Bank, USA, as administrative agent and as buyer. The maximum purchase price available from Goldman Sachs Bank, USA under the repurchase agreement is $225 million and the initial term is set to expire on October 28, 2026 with the outstanding purchase price amortized over the following 12 months.

Our repurchase agreements represent the sales of assets together with agreements for us to buy back the assets at a later date. The table below presents the average outstanding, maximum and ending balances:

	Year ended December 31,		
	2024	**2023**	**2022**
		(in thousands)	
Average balance	$ 5,474,998	$ 3,701,448	$ 2,580,513
Maximum daily balance	$ 8,591,735	$ 6,358,007	$ 7,289,147
Balance at year end	$ 8,692,756	$ 3,769,449	$ 3,004,690

The differences between the average and maximum daily balances on our repurchase agreements reflect the fluctuations throughout the years of our inventory as we fund and pool mortgage loans for sale in guaranteed mortgage securitizations.

Our debt repurchase agreements also contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or, in some instances, additional assets in an amount sufficient to eliminate any margin deficit. A margin deficit will generally result from a decrease in the market value (as determined by the applicable lender) of the assets subject to the related financing agreement. Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.

Our secured financing agreements at PLS require us to comply with various financial covenants. The most significant financial covenants currently include the following:

- a minimum in unrestricted cash and cash equivalents of $100 million;
- a minimum tangible net worth of $1.25 billion;
- a maximum ratio of total liabilities to tangible net worth of 10:1; and
- at least one other warehouse or repurchase facility that finances amounts and assets that are similar to those being financed under certain of our existing secured financing agreements.

With respect to servicing performed for PMT, PLS is also subject to certain covenants under PMT's debt agreements. Covenants in PMT's debt agreements are equally, or sometimes less, restrictive than the covenants described above.

PFSI has issued unsecured senior notes (the "Unsecured Notes") to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. The Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company's existing and future wholly-owned domestic subsidiaries (other than certain excluded subsidiaries defined in the indentures under which the Unsecured Notes were issued).

Our Unsecured Notes contain covenants that limit our and our restricted subsidiaries' ability to engage in specified types of transactions, including, but not limited to, the following:

- pay dividends or distributions, redeem or repurchase equity, prepay subordinated debt and make certain loans or investments;
- incur, assume or guarantee additional debt or issue preferred stock;
- incur liens on assets;
- merge or consolidate with another person or sell all or substantially all of our assets to another person;
- transfer, sell or otherwise dispose of certain assets including capital stock of subsidiaries;
- enter into transactions with affiliates; and
- allow to exist certain restrictions on the ability of our non-guarantor restricted subsidiaries to pay dividends or make other payments to us.

Although these financial covenants limit the amount of indebtedness that we may incur and affect our liquidity through minimum cash reserve requirements, we believe that these covenants currently provide us with sufficient flexibility to successfully operate our business and obtain the financing necessary to achieve that purpose.

We are also subject to liquidity and net worth requirements established by FHFA for Agency seller/servicers and Ginnie Mae for single-family issuers. FHFA and Ginnie Mae have established minimum liquidity requirements and revised their net worth requirements for their approved non-depository single-family sellers/servicers or issuers, and Ginnie Mae has also issued risk-based capital requirements. We believe that we are in compliance with the FHFA and Ginnie Mae requirements as of December 31, 2024.

On August 4, 2021, our Board of Directors increased our common stock repurchase program from $1 billion to $2 billion. Share repurchases may be effected through open market purchases or privately negotiated transactions in accordance with applicable rules and regulations. The stock repurchase program does not have an expiration date and the authorization does not obligate us to acquire any particular amount of common stock. From inception through December 31, 2024, we have repurchased approximately $1.8 billion of common shares under our stock repurchase program.

We continue to explore a variety of means of financing our business, including debt financing through bank warehouse lines of credit, bank loans, repurchase agreements, securitization transactions and corporate debt. However, there can be no assurance as to how much additional financing capacity such efforts will produce, what form the financing will take or whether such efforts will be successful.

Debt Obligations

As described further above in "Liquidity and Capital Resources," we currently finance certain of our assets through short-term borrowings with major financial institutions in the form of sales of assets under agreements to repurchase and mortgage loan participation purchase and sale agreements. We access the capital market for long-term debt through the issuance of secured notes payable and Unsecured Notes. The issuer under our secured term note facilities is PLS or a wholly-owned issuer trust guaranteed by PNMAC. In addition, PFSI has issued Unsecured Notes guaranteed by certain of its restricted wholly-owned subsidiaries.

PLS is required to comply with certain financial covenants, as described further above in "Liquidity and Capital Resources," and various non-financial covenants customary for transactions of this nature. As of December 31, 2024, we believe we were in compliance in all material respects with these covenants.

Many of our debt financing agreements contain a condition precedent to obtaining additional funding that requires PLS to maintain positive net income for at least one of the previous two consecutive quarters, or other similar measures. PLS is compliant with all such conditions.

The financing agreements also contain margin call provisions that, upon notice from the applicable lender, require us to transfer cash or, in some instances, additional assets in an amount sufficient to eliminate any margin deficit. Upon notice from the applicable lender, we will generally be required to satisfy the margin call on the day of such notice or within one business day thereafter, depending on the timing of the notice.

In addition, the financing agreements contain events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of covenants and/or certain representations and warranties, cross-defaults, guarantor defaults, servicer termination events and defaults, material adverse changes, bankruptcy or insolvency proceedings and other events of default customary for these types of transactions. The remedies for such events of default are also customary for these types of transactions and include the acceleration of the principal amount outstanding under the agreements and the liquidation by our lenders of the mortgage loans or other collateral then subject to the agreements.

Our borrowings have maturities as follows:

Lender	Outstanding indebtedness (1)	Total facility size (2)	Committed facility (2)	Facility Maturity date (2)
	(dollar amounts in thousands)			
Loans sold under agreements to repurchase				
Atlas Securitized Products, L.P.	$ 1,763,756	$ 1,763,756	$ 300,000	June 26, 2026
Bank of America, N.A.	$ 1,254,932	$ 1,425,000	$ 700,000	June 10, 2026
JP Morgan Chase Bank, N.A.	$ 874,664	$ 1,000,000	$ 50,000	June 28, 2026
Royal Bank of Canada	$ 785,597	$ 1,000,000	$ 325,000	November 10, 2025
BNP Paribas	$ 568,790	$ 600,000	$ 250,000	September 30, 2026
Wells Fargo Bank, N.A.	$ 519,104	$ 600,000	$ 300,000	October 15, 2025
Morgan Stanley Bank, N.A.	$ 472,659	$ 600,000	$ 250,000	May 22, 2026
Citibank, N.A.	$ 455,426	$ 800,000	$ 450,000	June 11, 2026
Barclays Bank PLC	$ 254,750	$ 300,000	$ 250,000	March 6, 2026
Goldman Sachs Bank USA	$ 171,624	$ 200,000	$ 100,000	December 8, 2025
JP Morgan Chase Bank, N.A. (EBO facility)	$ 24,672	$ 500,000	$ —	June 9, 2025
Servicing assets sold under agreements to repurchase				
Atlas Securitized Products, L.P.	$ 175,000	$ 1,236,244	$ 200,000	June 29, 2026
Nomura Corporate Funding Americas	$ 175,000	$ 450,000	$ 450,000	August 4, 2025
Goldman Sachs Bank USA	$ 165,000	$ 550,000	$ 200,000	October 25, 2026
Mizuho Bank, Ltd.	$ 125,000	$ 350,000	$ 350,000	July 25, 2026
Mortgage-backed securities sold under agreements to repurchase				
JP Morgan Chase Bank, N.A.	$ 315,223			
Santander US Capital Markets LLC	$ 282,077			
Wells Fargo Bank, N.A.	$ 270,201			
Bank of America, N.A.	$ 39,281			
Mortgage loan participation purchase and sale agreements				
Bank of America, N.A.	$ 496,856	$ 550,000	$ —	June 11, 2025
Notes payable				
GMSR 2022-GT1 Notes	$ 500,000	$ 500,000		May 25, 2027
GMSR 2023-GTL1 Loans	$ 680,000	$ 680,000		February 25, 2028
GMSR 2023-GTL2 Loans	$ 125,000	$ 125,000		October 25, 2028
GMSR 2024-GT1 Notes	$ 425,000	$ 425,000		March 26, 2029
Barclays FHLMC MSR Facility	$ 200,000	$ 200,000	$ 100,000	March 6, 2026
Citibank, N.A. FHLMC MSR Facility	$ 125,000	$ 200,000	$ 100,000	June 11, 2026
Unsecured senior notes				
Unsecured Notes - 5.375%	$ 650,000			October 15, 2025
Unsecured Notes - 4.25%	$ 650,000			February 15, 2029
Unsecured Notes - 5.75%	$ 500,000			September 15, 2031
Unsecured Notes - 7.875%	$ 750,000			December 15, 2029
Unsecured Notes - 7.125%	$ 650,000			November 15, 2030

(1) Outstanding indebtedness as of December 31, 2024.

(2) Total facility size, committed facility and maturity date include contractual changes through the date of this Report.

The amount at risk (the fair value of the assets pledged plus the related margin deposit, less the amount advanced by the counterparty and accrued interest) relating to our assets sold under agreements to repurchase is summarized by counterparty below as of December 31, 2024:

Loans held for sale and MSRs

Counterparty	Amount at risk	Weighted average maturity of advances	Facility maturity
	(in thousands)		
Atlas Securitized Products, L.P., Goldman Sachs Bank USA, Nomura Corporate Funding Americas and Mizuho Bank, Ltd. (1)	$ 5,770,912	May 6, 2026	May 6, 2026
Atlas Securitized Products, L.P.	$ 138,531	May 21, 2025	June 26, 2026
Bank of America, N.A.	$ 76,289	February 2, 2025	June 10, 2026
JP Morgan Chase Bank, N.A.	$ 55,833	March 5, 2025	June 28, 2026
Royal Bank of Canada	$ 41,459	January 28, 2025	November 10, 2025
Barclays Bank PLC	$ 37,068	April 26, 2025	March 6, 2026
Citibank, N.A.	$ 26,417	March 8, 2025	June 11, 2026
Morgan Stanley Bank, N.A.	$ 25,893	March 18, 2025	May 22, 2026
BNP Paribas	$ 24,468	March 22, 2025	September 30, 2026
Wells Fargo Bank, N.A.	$ 14,954	March 16, 2025	October 15, 2025
Goldman Sachs Bank USA	$ 7,475	March 17, 2025	December 8, 2025

(1) The borrowing facilities are in the form of a sale of a variable funding note under an agreement to repurchase. The facility maturity date represents a weighted average with maturity dates ranging from August 4, 2025 through October 28, 2026.

Principal-only stripped MBS

Counterparty	Amount at risk	Maturity
	(in thousands)	
Bank of America, N.A.	$ 1,788	January 24, 2025
JP Morgan Chase Bank, N.A.	$ 21,739	January 6, 2025
Wells Fargo Bank, N.A.	$ 18,238	January 23, 2025
Santander US Capital Markets LLC	$ 13,226	January 15, 2025

All debt financing arrangements that matured between December 31, 2024 and the date of this Annual Report have been renewed or extended and are described in Note 15—*Short-Term Debt* to the accompanying consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we are exposed to are fair value risk, interest rate and prepayment risk.

Fair Value Risk

Our IRLCs, principal-only stripped MBS, mortgage loans held for sale, MSRs and MSLs are reported at their fair values. The fair value of these assets fluctuates primarily due to changes in interest rates. The fair value risk we face is primarily attributable to interest rate risk and prepayment risk.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Changes in interest rates affect both the fair value of, and interest income we earn from, our mortgage-related investments and our derivative financial instruments. This effect is most pronounced with fixed-rate mortgage assets.

In general, rising interest rates negatively affect the fair value of our IRLCs, inventory of mortgage loans held for sale, and principal-only stripped MBS and positively affect the fair value of our MSRs. Changes in interest rates significantly influence the prepayment speeds of the loans underlying our investments in MSRs, which can have a significant effect on their fair values. Changes in interest rate are most prominently reflected in the prepayment speeds of the loans underlying our investments in MSRs and the discount rate used in their valuation.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Presently most of our secured debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, as determined by the particular financing arrangement.

Prepayment Risk

To the extent that the actual prepayment rate on the mortgage loans underlying our MSRs differs from what we projected when we initially recognized these assets and liabilities when we measure fair value as of the end of each reporting period, the carrying value of these assets and liabilities will be affected. In general, a decrease in the principal balances of the mortgage loans underlying our MSRs or an increase in prepayment expectations will decrease our estimates of the fair value of the MSRs, thereby reducing net servicing income, partially offset by the beneficial effect on net servicing income of a corresponding reduction in the fair value of our MSLs and an increase in the fair value of our principal-only stripped MBS.

Risk Management Activities

We engage in risk management activities primarily in an effort to mitigate the effect of changes in interest rates on the fair value of our assets. To manage this price risk, we use derivative financial instruments acquired with the intention of moderating the risk that changes in market interest rates will result in unfavorable changes in the fair value of our assets, primarily prepayment exposure on our MSR investments as well as IRLCs and our inventory of loans held for sale. Our objective is to minimize our hedging expense and maximize our loss coverage based on a given hedge expense target. We do not use derivative financial instruments other than IRLCs for purposes other than in support of our risk management activities.

Our strategies are reviewed daily within a disciplined risk management framework. We use a variety of interest rate and spread shifts and scenarios and define target limits for market value and liquidity loss in those scenarios. With respect to our IRLCs and inventory of loans held for sale, we use MBS forward sale contracts to lock in the price at which we will sell the mortgage loans or resulting MBS, and further use MBS put options to mitigate the risk of our IRLCs not closing at the rate we expect. With respect to our MSRs, we seek to mitigate mortgage-based loss exposure utilizing MBS forward purchase and sale contracts and principal-only stripped MBS, address exposures to smaller interest rate shifts with Treasury and interest rate swap futures, and use options and swaptions to achieve target coverage levels for larger interest rate shocks.

Fair Value Sensitivities

The following sensitivity analyses are limited in that they were performed at a particular point in time; only contemplate the movements in the indicated variables; do not incorporate changes to other variables; are subject to the accuracy of various models and inputs used; and do not incorporate other factors that would affect our overall financial performance in such scenarios, including operational adjustments made by management to account for changing circumstances. For these reasons, the following estimates should not be viewed as earnings forecasts.

Mortgage Servicing Rights

The following tables summarize the estimated change in fair value of MSRs as of December 31, 2024, given several shifts in pricing spreads, prepayment speed and annual per loan cost of servicing:

Change in fair value attributable to shift in:	-20%	-10%	-5%	+5%	+10%	+20%
			(in thousands)			
Prepayment speed	$ 550,512	$ 265,635	$ 130,541	$ (126,224)	$ (248,349)	$ (481,100)
Pricing spread	$ 484,627	$ 235,896	$ 116,402	$ (113,419)	$ (223,960)	$ (436,805)
Annual per-loan cost of servicing	$ 195,321	$ 97,661	$ 48,830	$ (48,830)	$ (97,661)	$ (195,321)

Item 8. ***Financial Statements and Supplementary Data***

The information called for by this Item 8 is hereby incorporated by reference from our Financial Statements and Auditors' Report in Part IV of this Report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. However, no matter how well a control system is designed and operated, it can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

Our management has conducted an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Report as required by paragraph (b) of Rule 13a-15 under the Exchange Act. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Report, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of its internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013)*. Based on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
PennyMac Financial Services, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PennyMac Financial Services, Inc. and subsidiaries ("the Company") as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 19, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Los Angeles, California
February 19, 2025

Item 9B. ***Other Information***

Trading Plans

During the quarter ended December 31, 2024, none of our directors or Section 16 officers adopted, modified or terminated any contract, instruction, or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any non-Rule 10b5-1 trading arrangements.

Item 9C. ***Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item 10 is hereby incorporated by reference from our definitive proxy statement, or will be contained in an amendment to this Report, in either case to be filed within 120 days after the end of fiscal year 2024. We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities applicable to our directors, officers, and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this report.

Item 11. ***Executive Compensation***

The information required by this Item 11 is hereby incorporated by reference from our definitive proxy statement, or will be contained in an amendment to this Report, in either case to be filed within 120 days after the end of fiscal year 2024.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Equity Compensation Plan Information

Our 2022 Equity Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock and stock unit awards, performance units, and stock grants which we collectively refer to as “awards.” Directors, officers and other employees of our Company and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2022 Equity Incentive Plan. The plan administrator of the equity incentive plan is the compensation committee of the board of directors. The board of directors itself may also exercise any of the powers and responsibilities under the 2022 Equity Incentive Plan. Subject to the terms of the 2022 Equity Incentive Plan, the plan administrator will select the recipients of awards and determine, among other things, the number of shares of common stock covered by the awards and the dates upon which such awards become exercisable or any restrictions lapse, as applicable; the type of award and the exercise or purchase price and method of payment for each such award; the performance measures, if applicable, required to be satisfied prior to vesting; the vesting period for awards, risks of forfeiture and any potential acceleration of vesting or lapses in risks of forfeiture; and the duration of awards.

The following table provides information about our former and current equity compensation plans as of December 31, 2024, which consist of the 2013 Equity Incentive Plan and the 2022 Equity Incentive Plan (collectively the “Equity Incentive Plans”):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Equity compensation plans approved by security holders (3)	4,314,894	$ 39.87	5,345,422
Equity compensation plans not approved by security holders (4)	—	—	—
Total	4,314,894	$ 39.87	5,345,422

(1) The weighted average exercise price set forth in this column relates only to 3,209,916 shares of stock options outstanding under our Equity Incentive Plans. The remaining securities included in column (a) of this table are performance and time-based restricted stock units, for which no exercise price applies.

(2) This number includes a general pool of 4,600,000 shares of common stock authorized for future awards, initially authorized under the 2022 Equity Incentive Plan, plus, on or after January 1, 2023, and each January 1st thereafter through January 1, 2032, by an amount equal to the lesser of (i) 1.75% of our outstanding common stock on a fully diluted basis as of the end of our immediately preceding fiscal year, (ii) 1,322,024 shares, and (iii) any lower amount determined by our board of directors.

(3) Represents our Equity Incentive Plans.

(4) We do not have any equity plans that have not been approved by our stockholders.

The other information required by this Item 12 is hereby incorporated by reference from our definitive proxy statement, or will be contained in an amendment to this Report, in either case to be filed within 120 days after the end of fiscal year 2024.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 is hereby incorporated by reference from our definitive proxy statement, or will be contained in an amendment to this Report, in either case to be filed within 120 days after the end of fiscal year 2024.

Item 14. ***Principal Accountant Fees and Services***

Our independent public accounting firm is Deloitte & Touche LLP, Los Angeles, CA, PCAOB Auditor ID 34.

The information required by this Item 14 is hereby incorporated by reference from our definitive proxy statement, or will be contained in an amendment to this Report, in either case to be filed within 120 days after the end of fiscal year 2024.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
2.1	Contribution Agreement and Plan of Merger, dated as of August 2, 2018, by and among PennyMac Financial Services, Inc., New PennyMac Financial Services, Inc., New PennyMac Merger Sub, LLC, Private National Mortgage Acceptance Company, LLC, and the Contributors.	8-K12B	November 1, 2018
3.1	Amended and Restated Certificate of Incorporation of New PennyMac Financial Services, Inc.	8-K12B	November 1, 2018
3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of New PennyMac Financial Services, Inc.	8-K12B	November 1, 2018
3.2	Amended and Restated Bylaws of New PennyMac Financial Services, Inc.	8-K12B	November 1, 2018
3.2.1	Amendment to Amended and Restated Bylaws of PennyMac Financial Services, Inc. (formerly known as New PennyMac Financial Services, Inc.).	10-Q	November 4, 2019
3.2.2	Amendment to Amended and Restated Bylaws of PennyMac Financial Services, Inc.	8-K	September 6, 2024
3.2.3	Third Amendment to the Amended and Restated Bylaws of PennyMac Financial Services, Inc.	8-K	January 3, 2025
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	February 25, 2021
4.2	Indenture, dated as of September 29, 2020, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 5.375% Senior Notes due 2025.	8-K	September 29, 2020
4.3	Form of Global Note for 5.375% Senior Notes due 2025 (Included in Exhibit 4.2).	8-K	September 29, 2020
4.4	First Supplemental Indenture, dated as of October 19, 2020, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 5.375% Senior Notes due 2025.	10-Q	November 6, 2020

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
4.5	Second Supplemental Indenture, dated as of October 7, 2021, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 5.375% Senior Notes due 2025.	8-K	October 8, 2021
4.6	Indenture, dated as of February 11, 2021, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 4.25% Senior Notes due 2029.	8-K	February 11, 2021
4.7	Form of Global Note for 4.25% Senior Notes due 2029 (Included in Exhibit 4.6).	8-K	February 11, 2021
4.8	First Supplemental Indenture, dated as of October 7, 2021, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 4.250% Senior Notes due 2029.	8-K	October 8, 2021
4.9	Indenture, dated as of September 16, 2021, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank, National Association, as trustee, relating to the 5.750% Senior Notes due 2031.	8-K	September 16, 2021
4.10	Form of Global Note for 5.750% Senior Notes due 2031 (included in Exhibit 4.9).	8-K	September 16, 2021
4.11	Indenture, dated as of December 11, 2023, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, relating to the 7.875% Senior Notes due 2029.	8-K	December 11, 2023
4.12	Form of Global Note for 7.875% Senior Notes due 2029 (included in Exhibit 4.11).	8-K	December 11, 2023
4.13	Indenture, dated as of May 23, 2024, among PennyMac Financial Services, Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee, relating to the 7.125% Senior Notes due 2030.	8-K	May 23, 2024
4.14	Form of Global Note for 7.125% Senior Notes due 2030 (included in Exhibit 4.13).	8-K	May 23, 2024
10.1	Fifth Amended and Restated Limited Liability Company Agreement of Private National Mortgage Acceptance Company, LLC, dated as of November 1, 2018.	8-K12B	November 1, 2018

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
10.2	Tax Receivable Agreement, dated as of May 8, 2013, between PennyMac Financial Services, Inc., Private National Mortgage Acceptance Company, LLC and each of the Members.	8-K	May 14, 2013
10.3	Amended and Restated Registration Rights Agreement, dated as of November 1, 2018, among PennyMac Financial Services, Inc., New PennyMac Financial Services, Inc. and the Holders.	8-K12B	November 1, 2018
10.4	Fourth Amended and Restated Stockholder Agreement, dated as of December 31, 2024, between PennyMac Financial Services, Inc. and HC Partners LLC.	8-K	January 3, 2025
10.5†	Employment Agreement, dated December 13, 2022, among David A. Spector, Private National Mortgage Acceptance Company, LLC and PennyMac Financial Services, Inc.	8-K	December 16, 2022
10.6†	Employment Agreement, dated December 13, 2022 among Doug Jones, Private National Mortgage Acceptance Company, LLC and PennyMac Financial Services, Inc.	8-K	December 16, 2022
10.7†	Form of PennyMac Financial Services, Inc. Indemnification Agreement.	10-K	February 25, 2021
10.8†	PennyMac Financial Services, Inc. Change of Control Severance Plan.	8-K	September 28, 2021
10.9†	PennyMac Financial Services, Inc. Executive Deferred Compensation Plan.	S-8	June 5, 2024
10.10†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan.	8-K	May 14, 2013
10.11†	First Amendment to the PennyMac Financial Services, Inc. 2013 Equity Incentive Plan.	10-K	March 9, 2018
10.12†	Second Amendment to the PennyMac Financial Services, Inc. 2013 Equity Incentive Plan.	DEF14A	April 17, 2018
10.13†	Third Amendment to the PennyMac Financial Services, Inc. 2013 Equity Incentive Plan.	10-K	February 25, 2021
10.14†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (2013).	8-K	June 17, 2013
10.15†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (2018).	10-Q	August 2, 2018

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.16†	Omnibus Amendment to PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Stock Option Award Agreement.	10-K	March 5, 2019
10.17†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (2020).	10-Q	May 7, 2020
10.18†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (Special Option 2020).	10-K	February 25, 2021
10.19†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (2021).	10-Q	May 6, 2021
10.20†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Stock Option Award Agreement (2021).	10-Q	August 5, 2021
10.21†	PennyMac Financial Services, Inc. 2013 Equity Incentive Plan Form of Omnibus Amendment to Stock Option Award Agreements.	10-Q	August 5, 2021
10.22†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan.	10-K	February 22, 2023
10.23†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Stock Option Award Agreement (2023).	10-Q	May 3, 2023
10.24†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Restricted Stock Unit Subject to Continued Service Award Agreement (Net Share Withholding) (2023).	10-Q	May 3, 2023
10.25†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Restricted Stock Unit Subject to Continued Service Award Agreement (Sale to Cover) (2023).	10-Q	May 3, 2023
10.26†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Restricted Stock Unit Subject to Performance Components Award Agreement (Sale to Cover) (2023).	10-Q	May 3, 2023
10.27†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Restricted Stock Unit Subject to Performance Components Award Agreement (Net Share Withholding) (2023).	10-Q	May 3, 2023
10.28†	PennyMac Financial Services, Inc. 2022 Equity Incentive Plan Form of Restricted Stock Unit Subject to Continued Service Award Agreement for Non-Employee Directors (2023).	10-Q	May 3, 2023

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
10.29	Fourth Amended and Restated Management Agreement, by and among PennyMac Mortgage Investment Trust, PennyMac Operating Partnership, L.P. and PNMAC Capital Management, LLC, dated as of December 16, 2024.	8-K	December 19, 2024
10.30	Fifth Amended and Restated Flow Servicing Agreement, between PennyMac Operating Partnership, L.P. and PennyMac Loan Services, LLC, dated as of December 16, 2024.	8-K	December 19, 2024
10.31	Third Amended and Restated Mortgage Banking Services Agreement, between PennyMac Loan Services, LLC and PennyMac Corp., dated as of December 16, 2024.	8-K	December 19, 2024
10.32	Third Amended and Restated MSR Recapture Agreement, between PennyMac Loan Services, LLC and PennyMac Corp., dated as of December 16, 2024.	8-K	December 19, 2024
10.33	Amended and Restated Flow Servicing Agreement, between PennyMac Corp. and PennyMac Loan Services, LLC, dated as of December 16, 2024.	8-K	December 19, 2024
10.34	Flow Sale Agreement, dated as of June 16, 2015, by and between PennyMac Corp. and PennyMac Loan Services, LLC.	10-Q	August 7, 2015
10.35	HELOC Flow Purchase and Servicing Agreement, dated as of February 25, 2019, by and between PennyMac Loan Services, LLC and PennyMac Corp.	10-Q	May 6, 2019
10.36	Third Amended and Restated Base Indenture, dated as of April 1, 2020, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC and Pentalpha Surveillance LLC.	8-K	April 7, 2020
10.37	Amendment No. 1 to Third Amended and Restated Base Indenture, dated as of June 8, 2022, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC, and Pentalpha Surveillance LLC.	8-K	June 14, 2022
10.38	Amendment No. 2 to Third Amended and Restated Base Indenture, dated as of June 9, 2022, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC and Pentalpha Surveillance LLC.	10-Q	August 5, 2022

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.39	Amendment No. 3, dated February 7, 2023, to the Third Amended and Restated Base Indenture, dated as of April 1, 2020, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., as Indenture Trustee, PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC, and consented and agreed to by Goldman Sachs Bank USA.	8-K	February 13, 2023
10.40	Amended and Restated Series 2016-MSRVF1 Indenture Supplement to Indenture, dated as of February 28, 2018, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	8-K	March 6, 2018
10.41	Amendment No. 1 to Amended and Restated Series 2016-MSRVF1 Indenture Supplement, dated as of August 10, 2018, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	10-Q	November 2, 2018
10.42^	Amendment No. 2 to the Amended and Restated Series 2016-MSRVF1 Indenture Supplement, dated as of April 24, 2020, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, and Credit Suisse First Boston Mortgage Capital LLC.	10-Q	May 7, 2020
10.43^	Amendment No. 3 to the Amended and Restated Series 2016-MSRVF1 Indenture Supplement, dated as of August 25, 2020, among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, and Credit Suisse First Boston Mortgage Capital LLC.	10-Q	November 6, 2020
10.44	Amendment No. 4 to the Amended and Restated Series 2016-MSRVF1 Indenture Supplement, dated as of April 1, 2021, among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	10-Q	May 6, 2021
10.45^	Amendment No. 5 to the Series 2016-MSRVF1 Indenture Supplement, dated as of July 30, 2021, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	8-K	August 5, 2021

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
10.46	Omnibus SOFR Amendment No. 6 to Series 2016-MSRVF1 Indenture Supplement, Amendment No. 4 to Series 2020-SPIADVF1 Indenture Supplement, Omnibus Amendment No. 1 to Series 2016-MBSADV1 Indenture Supplement and Series 2021-MBSADVF1 Indenture Supplement, dated as of February 10, 2022, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC, and Credit Suisse AG, Cayman Islands Branch.	10-Q	May 5, 2022
10.47	Joint Amendment No. 7 to Series 2016-MSRVF1 Indenture Supplement and Amendment No. 5 to Series 2020-SPIADVF1 Indenture Supplement, dated as of June 8, 2022, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC, and Credit Suisse AG, Cayman Islands Branch.	10-Q	August 5, 2022
10.48^	Amendment No. 8 to Series 2016-MSRVF1 Indenture Supplement, dated as of June 27, 2023, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, and Atlas Securitized Products, L.P.	10-Q	August 3, 2023
10.49^	Amendment No. 9 to Series 2016-MSRVF1 Indenture Supplement, dated as of June 28, 2024, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC, and Atlas Securitized Products, L.P.	10-Q	July 31, 2024
10.50	Series 2018-GT1 Indenture Supplement, dated as of February 28, 2018, to Second Amended and Restated Base Indenture, dated as of August 10, 2017, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	8-K	March 6, 2018
10.51	Series 2018-GT2 Indenture Supplement, dated as of August 10, 2018, to Second Amended and Restated Base Indenture, dated as of August 10, 2017, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC and Credit Suisse First Boston Mortgage Capital LLC.	8-K	August 15, 2018
10.52	Series 2022-GT1 Indenture Supplement to Third Amended and Restated Base Indenture, dated as of June 8, 2022, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, and Credit Suisse First Boston Mortgage Capital LLC.	8-K	June 14, 2022

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.53	Series 2023-GTL1 Indenture Supplement and Loan Agreement, dated as of February 28, 2023, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC, and Credit Suisse First Boston Mortgage Capital LLC.	8-K	March 3, 2023
10.54^	Series 2023-GTL2 Indenture Supplement and Loan Agreement, dated as of October 25, 2023, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC, Atlas Securitized Products, L.P.	8-K	October 26, 2023
10.55	Series 2024-GT1 Indenture Supplement to Third Amended and Restated Base Indenture, dated as of February 29, 2024, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, and Atlas Securitized Products, L.P.	8-K	March 7, 2024
10.56	Guaranty, dated as of December 19, 2016, made by Private National Mortgage Acceptance Company, LLC, in favor of PNMAC GMSR ISSUER TRUST.	8-K	December 21, 2016
10.57	Amendment No. 1 to Guaranty, dated as of February 16, 2017, by and between PNMAC GMSR ISSUER TRUST and Private National Mortgage Acceptance Company, LLC.	8-K	February 23, 2017
10.58	Amended and Restated Master Repurchase Agreement, dated as of April 1, 2020, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC and Private National Mortgage Acceptance Company, LLC.	8-K	April 7, 2020
10.59	Amendment No. 1 to Amended and Restated Master Repurchase Agreement, dated as of June 9, 2022, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC and Private National Mortgage Acceptance Company, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC.	10-Q	August 5, 2022
10.60	Side Letter Agreement to Series 2016-MSRVF1 Amended and Restated Master Repurchase Agreement, dated as of July 30, 2021, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC.	10-K	February 23, 2022
10.61^	Amended and Restated Master Repurchase Agreement, dated as of July 30, 2021, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC, MSR Collateralized Notes, SERIES 2016-MSRVF1.	8-K	August 5, 2021

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
10.62	Omnibus Amendment No. 1 to Amended and Restated Master Repurchase Agreements, dated as of June 8, 2022, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC, MSR Collateralized Notes, SERIES 2016-MSRVF1 and SERIES 2020-SPIADVF1.	10-Q	August 5, 2022
10.63	Omnibus Amendment No. 2 to the 2016-MSRVF1 Amended and Restated Repurchase Agreement and Amendment No. 3 to the Series 2020-SPIADVF1 Repurchase Agreement, dated as of February 7, 2023, by and among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N.A., and PennyMac Loan Services, LLC and acknowledged by Private National Mortgage Acceptance Company, LLC, as guarantor.	8-K	February 13, 2023
10.64	Joint Omnibus Assignment, Assumption and Amendment No. 3 to the Series 2016-MSRVF1 Repurchase Agreement, Amendment No. 4 to the Series 2020-SPIADVF1 Repurchase Agreement, Amendment No. 3 to the Pricing Side Letters, Amendment No. 2 to the Side Letter Agreements and Amendment No. 1 to the VFN Repo Guaranty, dated March 16, 2023, among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N.A., PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., Nexera Holding LLC, and Private National Mortgage Acceptance Company, LLC.	8-K	March 17, 2023
10.65^	Joint Omnibus Assignment, Assumption and Amendment No. 6 to the Series 2016-MSRVF1 Repurchase Agreement, Amendment No. 7 to the Series 2020-SPIADVF1 Repurchase Agreement, Amendment No. 1 to the Pricing Side Letters, Amendment No. 5 to the Side Letter Agreements and Amendment No. 2 to the VFN Repo Guaranty, dated as of June 28, 2024, by and among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC, and Atlas Securitized Products Funding 2, L.P., and Private National Mortgage Acceptance Company, LLC.	10-Q	July 31, 2024
10.66^	Joint Omnibus Amendment No. 4 to the Series 2016-MSRVF1 Repurchase Agreement, Amendment No. 5 to the Series 2020-SPIADVF1 Repurchase Agreement, and Amendment No. 4 to the Series 2016-MSRVF1 and Series 2020-SPIADVF1 Pricing Side Letters, dated as of June 27, 2023, by and among Atlas Securitized Products, L.P., Nexera Holding LLC, Citibank, N.A., PennyMac Loan Services, LLC and Private National Mortgage Acceptance Company, LLC.	10-Q	August 3, 2023

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.67^	Omnibus Amendment No. 5 to Series 2016-MSRVF1 Repurchase Agreement and Amendment No. 6 to Series 2020-SPIADVF1 Repurchase Agreement, dated as of June 28, 2024, among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-Q	July 31, 2024
10.68	Omnibus Amendment No. 3 to the Series 2016-MSRVF1 and Series 2020-SPIADVF1 Side Letter Agreements, dated as of June 27, 2023, by and among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC and Private National Mortgage Acceptance Company, LLC.	10-Q	August 3, 2023
10.69	Omnibus Amendment No. 4 to the Side Letter Agreements, dated as of June 28, 2024, among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-Q	July 31, 2024
10.70	Second Amended and Restated Guaranty, dated as of July 30, 2021, by Private National Mortgage Acceptance Company, LLC in favor of Credit Suisse First Boston Mortgage Capital LLC on behalf of Credit Suisse AG, Cayman Island Branch and Citibank, N.A..	8-K	August 5, 2021
10.71^	Amended and Restated Master Repurchase Agreement, dated as of July 30, 2021, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC, MSR Collateralized Notes, SERIES 2020-SPIADVF1.	8-K	August 5, 2021
10.72	Amendment No. 2 to SERIES 2020-SPIADVF1 Amended and Restated Master Repurchase Agreement, dated as of June 9, 2022, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC.	10-Q	August 5, 2022
10.73	Amended and Restated Series 2020-SPIADVF1 Indenture Supplement, dated as of February 7, 2023, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Credit Suisse First Boston Mortgage Capital LLC and Goldman Sachs Bank USA.	10-Q	August 3, 2023
10.74^	Amendment No. 1 to Series 2020-SPIADVF1 Indenture Supplement, dated as of June 27, 2023, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., and Goldman Sachs Bank USA.	10-Q	August 3, 2023

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
10.75^	Joinder and Amendment No. 2 to the A&R Series 2020-SPIADVF1 Indenture Supplement, dated as of August 4, 2023, by an among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., Goldman Sachs Bank USA, Nomura Corporate Funding Americas, LLC and Nexera Holding LLC.	10-K	February 21, 2024
10.76	Amendment No. 3 to Series 2020-SPIADVF1 Indenture Supplement, dated as of June 28, 2024, by and among PNMAC GMSR ISSUER TRUST, Citibank, N.A., PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., Goldman Sachs Bank USA, and Nomura Corporate Funding Americas, LLC.	10-Q	July 31, 2024
10.77	Side Letter Agreement to Series 2020-SPIADVF1 Amended and Restated Master Repurchase Agreement, dated as of July 30, 2021, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC.	10-K	February 23, 2022
10.78	Omnibus Amendment No. 1 to the Side Letter Agreements, dated December 7, 2021, by and among PennyMac Loan Services, LLC, Credit Suisse AG, Cayman Islands Branch, Citibank, N. A., and Credit Suisse First Boston Mortgage Capital, LLC.	10-K	February 23, 2022
10.79	Series 2023-MSRVF2 Master Repurchase Agreement, dated as of August 4, 2023, by and among PennyMac Loan Services, LLC and Nomura Corporate Funding Americas, LLC.	8-K	August 10, 2023
10.80	Series 2020-SPIADVF1 Master Repurchase Agreement, dated as of August 4, 2023, by and among PennyMac Loan Services, LLC and Nomura Corporate Funding Americas, LLC.	8-K	August 10, 2023
10.81	Guaranty, by Private National Mortgage Acceptance Company, LLC, as guarantor, in favor of Nomura Corporate Funding Americas, LLC, dated as of August 4, 2023.	8-K	August 10, 2023
10.82	Amended and Restated SERIES 2020-SPIADVF1 Guaranty, dated as of December 20, 2023, by and among Private National Mortgage Acceptance Company, LLC, PennyMac Loan Services, LLC, PNMAC GMSR VFN Funding, LLC and Goldman Sachs Bank USA.	10-K	February 21, 2024
10.83	Amended and Restated SERIES 2023-MSRVF1 Guaranty, dated as of December 20, 2023, by and among Private National Mortgage Acceptance Company, LLC, PennyMac Loan Services, LLC, PNMAC SPIA VFN Funding, LLC and Goldman Sachs Bank USA.	10-K	February 21, 2024

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.84	SERIES 2020-SPIADVF1 Amended and Restated Master Repurchase Agreement, dated as of December 20, 2023, by and among Goldman Sachs Bank USA, PNMAC SPIA VFN Funding, LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-K	February 21, 2024
10.85	SERIES 2023-MSRVF1 Amended and Restated Master Repurchase Agreement, dated as of December 20, 2023, by and among Goldman Sachs Bank USA, PNMAC GMSR VFN Funding, LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-K	February 21, 2024
10.86 ^	Series 2024-MSRVF1 Master Repurchase Agreement, dated as of October 28, 2024, by and among PennyMac Loan Services, LLC and Goldman Sachs Bank USA.	8-K	November 1, 2024
10.87 ^	Series 2024-MSRVF1 Indenture Supplement, dated October 28, 2024, by and among PFSI ISSUER TRUST - FMSR, PennyMac Loan Services, LLC, Citibank, N.A., and Goldman Sachs Bank USA.	8-K	November 1, 2024
10.88	Series 2024-VF1 Guaranty (PLS FMSR), dated as of October 28, 2024 by Private National Mortgage Acceptance Company, LLC and PennyMac Loan Services, LLC in favor of Goldman Sachs Bank USA.	8-K	November 1, 2024
10.89 ^	Series 2024-MSRVF1 Master Repurchase Agreement, dated as of July 25, 2024, by and among PennyMac Loan Services, LLC and Mizuho Corporate Funding Americas, LLC.	8-K	July 31, 2024
10.90 ^	Series 2020-SPIADVF1 Master Repurchase Agreement, dated as of July 25, 2024, by and among PennyMac Loan Services, LLC and Mizuho Corporate Funding Americas, LLC.	8-K	July 31, 2024
10.91 ^	Series 2024-MSRVF1 Indenture Supplement, dated July 25, 2024, by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC, Citibank, N.A., and Mizuho Bank Ltd.	8-K	July 31, 2024
10.92	Joinder and Amendment No. 4 dated July 25, 2024 to the A&R Series 2020-SPIADVF1 Indenture Supplement by and among PNMAC GMSR ISSUER TRUST, PennyMac Loan Services, LLC, Citibank, N.A., Atlas Securitized Products, L.P., Goldman Sachs Bank USA, Nomura Corporate Funding Americas, LLC, Mizuho Bank Ltd., and Atlas Securitized Funding 2, L.P.	8-K	July 31, 2024

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.93	Guaranty, by Private National Mortgage Acceptance Company, LLC, as guarantor, in favor of Mizuho Bank, Ltd. dated as of July 25, 2024.	8-K	July 31, 2024
10.94	Base Indenture, dated as of April 28, 2021, by and among PFSI ISSUER TRUST - FMSR, as Issuer, Citibank, N.A., as Indenture Trustee, Calculation Agent, Paying Agent and Securities Intermediary, PennyMac Loan Services, LLC, as Servicer and Administrator, and Credit Suisse First Boston Mortgage Capital LLC, as Administrative Agent.	8-K	May 3, 2021
10.95	Master Repurchase Agreement, dated as of April 28, 2021, by and among PFSI ISSUER TRUST - FMSR, as Buyer, PennyMac Loan Services, LLC, as Seller, and Private National Mortgage Acceptance Company, LLC, as Guarantor.	8-K	May 3, 2021
10.96	Guaranty, dated as of April 28, 2021, made by Private National Mortgage Acceptance Company, LLC, in favor of PFSI ISSUER TRUST – FMSR.	8-K	May 3, 2021
10.97	Master Repurchase Agreement, dated as of April 28, 2021, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, Cayman Islands Branch, as Buyer, and PennyMac Loan Services, LLC, as Seller.	8-K	May 3, 2021
10.98	Amendment No. 1 to the Series 2021-MSRVF1 Repurchase Agreement, dated as of September 8, 2021, by and among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-K	February 23, 2022
10.99	Amendment No. 2 to the Series 2021-MSRVF1 Repurchase Agreement, dated as of December 29, 2021 and effective as of January 1, 2022, by and among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-K	February 23, 2022
10.100	Joint Assignment, Assumption and Amendment No. 3 to the Series 2021-MSRVF1 Repurchase Agreement, Amendment No. 2 to the Series 2021-MSRVF1 Pricing Side Letter and Amendment No. 2 to the Series 2021-MSRVF1 Side Letter Agreement, dated March 16, 2023, among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., Nexera Holding LLC, and Private National Mortgage Acceptance Company, LLC.	8-K	March 17, 2023

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727) Form	Filing Date
10.101	Joint Amendment No. 4 to the Series 2021-MSRVF1 Repurchase Agreement and Amendment No. 3 to the Series 2021-MSRVF1 Pricing Side Letter, dated as of June 27, 2023, by and among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC and Private National Mortgage Acceptance Company, LLC.	10-Q	August 3, 2023
10.102	Joint Amendment No. 5 to the Series 2021-MSRVF1 Repurchase Agreement and Amendment No. 4 to the Series 2021-MSRVF1 Pricing Side Letter, dated as of June 28, 2024, among Atlas Securitized Products, L.P., Nexera Holding LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	10-Q	July 31, 2024
10.103^	Joint Assignment, Assumption and Amendment No. 6 to the Series 2021-MSRVF1 Repurchase Agreement, Amendment No. 5 to the Series 2021-MSRVF1 Pricing Side Letter and Amendment No. 5 to the Series 2021-MSRVF1 Side Letter Agreement, dated as of June 28, 2024, among Nexera Holding LLC, PennyMac Loan Services, LLC, Atlas Securitized Products, L.P., Atlas Securitized Products Funding 2, L.P., and Private National Mortgage Acceptance Company, LLC.	10-Q	July 31, 2024
10.104	Guaranty, dated as of April 28, 2021, by Private National Mortgage Acceptance Company, LLC, in favor of PennyMac Loan Services, LLC.	8-K	May 3, 2021
10.105	Omnibus Assignment, Assumption and Amendment, dated March 16, 2023, among Credit Suisse First Boston Mortgage Capital LLC, Credit Suisse AG, Cayman Islands Branch, Alpine Securitization LTD, Atlas Securitized Products, L.P., Atlas Securitized Products Investments 3, L.P., Atlas Securitized Products Funding 2, L.P., and Nexera Holding LLC, PennyMac Loan Services, LLC, and Private National Mortgage Acceptance Company, LLC.	8-K	March 17, 2023
19.1	PennyMac Financial Services, Inc. Policy Against Insider Trading	*	
21.1	Subsidiaries of PennyMac Financial Services, Inc.	*	
23.1	Consent of Deloitte & Touche LLP.	*	
31.1	Certification of David A. Spector pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*	

Exhibit No.	Exhibit Description	Incorporated by Reference from the Below-Listed Form (Each Filed under SEC File Number 001-35916 or 001-38727)	
		Form	Filing Date
31.2	Certification of Daniel S. Perotti pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*	
32.1	Certification of David A. Spector pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**	
32.2	Certification of Daniel S. Perotti pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**	
97	Recoupment of Incentive Compensation Policy For Executive Officers.	10-K	February 21, 2024
101	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) the Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023 (ii) the Consolidated Statements of Income for the years ended December 31, 2024 and December 31, 2023, (iii) the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024 and December 31, 2023, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2024 and December 31, 2023 and (v) the Notes to the Consolidated Financial Statements.	*	
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	*	
101.SCH	Inline XBRL Taxonomy Extension Schema Document	*	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	*	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*	
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).		

^ Portions of the exhibit have been redacted.

* Filed herewith

** The certifications attached hereto as Exhibits 32.1 and 32.2 are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

† Indicates management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

PENNYMAC FINANCIAL SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
PennyMac Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PennyMac Financial Services, Inc. and subsidiaries (the ‘‘Company’’) as of December 31, 2024 and 2023, the related consolidated statements of income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Mortgage Servicing Rights ("MSRs") – Refer to Notes 3, 6 and 10 to the Financial Statements

Critical Audit Matter Description

The Company accounts for MSRs at fair value and categorizes its MSRs as "Level 3" fair value assets. The Company uses a discounted cash flow approach to estimate the fair value of MSRs. The key inputs used in the estimation of the fair value of MSRs include the applicable prepayment rate ("prepayment speed"), pricing spread (a component of the discount rate), and annual per-loan cost to service the underlying loans, all of which are unobservable. Significant changes to any of those inputs in isolation could result in a significant change in the MSRs' fair value measurement.

We identified the fair value of MSRs, including the pricing spread and prepayment speed assumptions used in the valuation of MSRs, as a critical audit matter because of the significant judgments made by management in determining these assumptions. Auditing these assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, to evaluate the reasonableness of management's estimates and assumptions related to selection of the pricing spread and prepayment speed.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of MSRs, including the pricing spread and prepayment speed assumptions used by the Company to estimate the fair value of MSRs, included the following, among others:

- We tested the design and operating effectiveness of internal controls over determining the fair value of MSRs, including those over the determination of the pricing spread and prepayment speed assumptions
- With the assistance of our fair value specialists, we evaluated the fair value of MSRs by comparing it against a fair value range that was independently developed using market data
- We assessed the reasonableness of the discount rate and prepayment speed assumptions used within the valuation model by comparing the assumptions used by the Company to the assumptions used by the third-party valuation experts
- We tested management's process for determining the discount rate assumptions by comparing them to the implied discount rate within market transactions and other third-party information used by management

/s/ Deloitte & Touche LLP

Los Angeles, California
February 19, 2025

We have served as the Company's auditor since 2008.

PENNYMAC FINANCIAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	2023
	(in thousands, except share amounts)	
ASSETS		
Cash	$ 238,482	$ 938,371
Short-term investment at fair value	420,553	10,268
Principal-only stripped mortgage-backed securities at fair value pledged to creditors	825,865	—
Loans held for sale at fair value (includes $8,140,834 and $4,329,501 pledged to creditors)	8,217,468	4,420,691
Derivative assets	113,076	179,079
Servicing advances, net (includes valuation allowance of $85,788 and $73,991; $357,939 and $354,831 pledged to creditors)	568,512	694,038
Mortgage servicing rights at fair value (includes $8,609,388 and $7,033,892 pledged to creditors)	8,744,528	7,099,348
Investment in PennyMac Mortgage Investment Trust at fair value	944	1,121
Receivable from PennyMac Mortgage Investment Trust	30,206	29,262
Loans eligible for repurchase	6,157,172	4,889,925
Other (includes $16,697 and $15,653 pledged to creditors)	770,081	582,460
Total assets	$ 26,086,887	$ 18,844,563
LIABILITIES		
Assets sold under agreements to repurchase	$ 8,685,207	$ 3,763,956
Mortgage loan participation purchase and sale agreements	496,512	446,054
Notes payable secured by mortgage servicing assets	2,048,972	1,873,415
Unsecured senior notes	3,164,032	2,519,651
Derivative liabilities	40,900	53,275
Mortgage servicing liabilities at fair value	1,683	1,805
Accounts payable and accrued expenses	354,414	449,896
Payable to PennyMac Mortgage Investment Trust	122,317	208,210
Payable to exchanged Private National Mortgage Acceptance Company, LLC unitholders under tax receivable agreement	25,898	26,099
Income taxes payable	1,131,000	1,042,886
Liability for loans eligible for repurchase	6,157,172	4,889,925
Liability for losses under representations and warranties	29,129	30,788
Total liabilities	22,257,236	15,305,960
Commitments and contingencies – Note 19		
STOCKHOLDERS' EQUITY		
Common stock—authorized 200,000,000 shares of $0.0001 par value; issued and outstanding, 51,376,616 and 50,178,963 shares, respectively	5	5
Additional paid-in capital	56,072	24,287
Retained earnings	3,773,574	3,514,311
Total stockholders' equity	3,829,651	3,538,603
Total liabilities and stockholders' equity	$ 26,086,887	$ 18,844,563

The accompanying notes are an integral part of these consolidated financial statements.

PENNYMAC FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2024	2023	2022
	(in thousands, except earnings per share)		
Revenues			
Net gains on loans held for sale at fair value:			
From non-affiliates	$ 813,301	$ 547,727	$ 808,197
From PennyMac Mortgage Investment Trust	4,067	(1,784)	(16,564)
	817,368	545,943	791,633
Loan origination fees:			
From non-affiliates	183,197	142,902	161,441
From PennyMac Mortgage Investment Trust	2,503	3,216	8,418
	185,700	146,118	169,859
Fulfillment fees from PennyMac Mortgage Investment Trust	26,291	27,826	67,991
Net loan servicing fees:			
Loan servicing fees:			
From non-affiliates	1,529,452	1,268,650	1,054,828
From PennyMac Mortgage Investment Trust	83,252	81,347	81,915
Other	186,776	134,949	91,894
	1,799,480	1,484,946	1,228,637
Change in fair value of mortgage servicing rights and mortgage servicing liabilities	(433,342)	(605,568)	354,176
Mortgage servicing rights hedging results	(832,483)	(236,778)	(631,484)
	(1,265,825)	(842,346)	(277,308)
Net loan servicing fees	533,655	642,600	951,329
Management fees from PennyMac Mortgage Investment Trust	28,623	28,762	31,065
Net interest expense:			
Interest income	793,566	632,924	294,062
Interest expense	819,348	637,777	335,427
Net interest expense:	(25,782)	(4,853)	(41,365)
Change in fair value of investment in and dividends received from PennyMac Mortgage Investment Trust	(57)	312	(235)
Results of real estate acquired in settlement of loans	864	1,545	2,510
Repricing of payable to exchanged Private National Mortgage Acceptance Company, LLC unitholders under tax receivable agreement	201	—	576
Other	26,868	13,403	12,392
Total net revenues	1,593,731	1,401,656	1,985,755
Expenses			
Compensation	632,738	576,964	735,231
Loan origination	164,092	114,500	173,622
Technology	149,547	143,152	139,950
Servicing	105,997	69,433	59,628
Professional services	37,992	60,521	73,270
Occupancy and equipment	32,898	36,558	40,124
Marketing and advertising	21,969	17,631	46,762
Legal settlements	1,591	162,770	4,649
Other	45,881	36,496	47,272
Total expenses	1,192,705	1,218,025	1,320,508
Income before provision for income taxes	401,026	183,631	665,247
Provision for income taxes	89,603	38,975	189,740
Net income	$ 311,423	$ 144,656	$ 475,507
Earnings per share			
Basic	$ 6.11	$ 2.89	$ 8.96
Diluted	$ 5.84	$ 2.74	$ 8.50
Weighted average shares outstanding			
Basic	50,990	49,978	53,065
Diluted	53,356	52,733	55,950

The accompanying notes are an integral part of these consolidated financial statements.

PENNYMAC FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of shares	Par value	Additional paid-in capital	Retained earnings	Total
			(in thousands)		
Balance at December 31, 2021	56,867	$ 6	$ 125,396	$ 3,292,923	$ 3,418,325
Net income	—	—	—	475,507	475,507
Stock based compensation	905	—	37,719	—	37,719
Issuance of common stock in settlement of directors' fees	4	—	205	—	205
Common stock dividends ($0.80 per share)	—	—	—	(54,621)	(54,621)
Repurchase of common stock	(7,788)	(1)	(163,320)	(242,765)	(406,086)
Balance at December 31, 2022	49,988	$ 5	$ —	$ 3,471,044	$ 3,471,049
Net income	—	—	—	144,656	144,656
Stock based compensation	1,389	—	35,655	—	35,655
Issuance of common stock in settlement of directors' fees	3	—	180	—	180
Common stock dividends ($0.80 per share)	—	—	—	(41,446)	(41,446)
Repurchase of common stock	(1,201)	—	(11,548)	(59,943)	(71,491)
Balance at December 31, 2023	50,179	$ 5	$ 24,287	$ 3,514,311	$ 3,538,603
Net income	—	—	—	311,423	311,423
Stock based compensation	1,195	—	31,529	—	31,529
Issuance of common stock in settlement of directors' fees	3	—	256	—	256
Common stock dividends ($1.00 per share) (1)	—	—	—	(52,160)	(52,160)
Balance at December 31, 2024	51,377	$ 5	$ 56,072	$ 3,773,574	$ 3,829,651

(1) For tax purposes, the entire dividend amount is a return of capital to the stockholders.

The accompanying notes are an integral part of these consolidated financial statements.

PENNYMAC FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Cash flow from operating activities			
Net income	$ 311,423	$ 144,656	$ 475,507
Adjustments to reconcile net income to net cash used in operating activities:			
Net gains on loans held for sale at fair value	(817,368)	(545,943)	(791,633)
Change in fair value of mortgage servicing rights and mortgage servicing liabilities	433,342	605,568	(354,176)
Mortgage servicing rights hedging results	832,483	236,778	631,484
Accrual of unearned discounts on principal-only stripped mortgage-backed securities	(25,226)	—	—
Capitalization of interest on loans held for sale	(473)	(751)	(3,231)
Amortization of debt issuance costs	28,812	21,432	19,198
Change in fair value of investment in common shares of PennyMac Mortgage Investment Trust	177	(192)	371
Results of real estate acquired in settlement in loans	(864)	(1,545)	(2,510)
Repricing of payable to exchanged Private National Mortgage Acceptance Company, LLC unitholders under tax receivable agreement	(201)	—	(576)
Stock-based compensation expense	20,868	27,582	42,552
Provision (reversal of provision) for servicing advance losses	32,962	3,271	(36,075)
Depreciation and amortization	55,984	53,214	34,409
Impairment of capitalized software	147	46	—
Amortization of operating lease right-of-use assets	13,676	16,804	15,831
Purchase of loans held for sale from PennyMac Mortgage Investment Trust	(81,997,773)	(72,441,699)	(50,575,617)
Origination of loans held for sale	(18,724,478)	(10,770,257)	(20,297,064)
Purchase of loans held for sale from non-affiliates	(2,862,610)	(2,057,135)	(1,802,769)
Purchase of loans from Ginnie Mae securities and early buyout investors	(3,367,264)	(2,555,865)	(6,199,212)
Sale to non-affiliates and principal payment of loans held for sale	101,105,292	85,684,522	84,345,379
Sale of loans held for sale to PennyMac Mortgage Investment Trust	662,952	—	298,862
Repurchase of loans subject to representations and warranties	(89,749)	(49,575)	(92,924)
Increase in servicing advances	(15,941)	(76,614)	(36,534)
(Increase) decrease in receivable from PennyMac Mortgage Investment Trust	(4,464)	5,666	2,776
Sale of real estate acquired in settlement of loans	64,156	35,630	19,761
(Increase) decrease in other assets	(95,757)	(60,442)	191,384
(Decrease) increase in accounts payable and accrued expenses	(78,651)	121,677	(109,485)
Decrease in operating lease liabilities	(17,924)	(21,158)	(19,392)
(Decrease) increase in payable to PennyMac Mortgage Investment Trust	(84,916)	1,969	(36,708)
Payments to exchanged Private National Mortgage Acceptance Company, LLC unitholders under tax receivable agreement	—	—	(3,855)
Increase in income taxes payable	88,115	40,142	317,482
Net cash used in operating activities	(4,533,270)	(1,582,219)	6,033,235

Statements continue on the next page.

The accompanying notes are an integral part of these consolidated financial statements.

(Continued)

PENNYMAC FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2024	2023	2022
	(in thousands)		
Cash flow from investing activities			
(Increase) decrease in short-term investment	(410,285)	1,926	(5,321)
Purchase of principal-only stripped mortgage-backed securities	(935,356)	—	—
Repayment of principal-only stripped mortgage-backed securities	96,516	—	—
Sale of interest-only stripped mortgage-backed securities	202,186	98,066	—
Net settlement of derivative financial instruments used for hedging of mortgage servicing rights	(702,593)	(241,956)	(871,878)
Purchase of mortgage servicing rights	—	—	(3,993)
Transfer of mortgage servicing rights relating to delinquent loans to Agency	—	305	—
Acquisition of capitalized software	(20,382)	(34,784)	(71,935)
Purchase of furniture, fixtures, equipment and leasehold improvements	(1,715)	(1,386)	(7,159)
Sale of furniture, fixtures and equipment	—	1,000	—
(Increase) decrease in margin deposits	(116,326)	(96,459)	238,704
Net cash used in investing activities	(1,887,955)	(273,288)	(721,582)
Cash flow from financing activities			
Sale of assets under agreements to repurchase	109,006,699	85,352,643	75,076,185
Repurchase of assets sold under agreements to repurchase	(104,083,392)	(84,587,885)	(79,368,855)
Issuance of mortgage loan participation purchase and sale certificates	23,148,016	22,233,907	19,312,943
Repayment of mortgage loan participation purchase and sale certificates	(23,097,566)	(22,075,444)	(19,504,845)
Issuance of notes payable secured by mortgage servicing assets	1,050,000	1,005,000	650,000
Repayment of notes payable secured by mortgage servicing assets	(875,000)	(1,075,000)	—
Issuance of unsecured senior notes	650,000	750,000	—
Repayment of obligations under capital lease	—	—	(3,489)
Payment of debt issuance costs	(35,922)	(33,018)	(19,606)
Issuance of common stock by exercise of stock options	20,062	17,215	2,947
Payment of withholding taxes relating to stock-based compensation	(9,401)	(9,142)	(7,780)
Payment of dividends to holders of common stock	(52,160)	(41,446)	(54,621)
Repurchase of common stock	—	(71,491)	(406,086)
Net cash provided by (used in) financing activities	5,721,336	1,465,339	(4,323,207)
Net (decrease) increase in cash and restricted cash	(699,889)	(390,168)	988,446
Cash and restricted cash at beginning of year	938,371	1,328,539	340,093
Cash at end of year	$ 238,482	$ 938,371	$ 1,328,539
Cash and restricted cash at end of year are comprised of the following:			
Cash	$ 238,482	$ 938,371	$ 1,328,536
Restricted cash included in *Other* assets	—	—	3
	$ 238,482	$ 938,371	$ 1,328,539
Supplemental cash flow information:			
Cash paid for interest	$ 797,212	$ 639,486	$ 329,975
Cash paid (refunds received) for income taxes, net	$ 1,488	$ (1,167)	$ (127,742)
Non-cash investing activities:			
Mortgage servicing rights received from loan sales	$ 2,280,830	$ 1,849,957	$ 1,718,094
Exchange of mortgage servicing spread for interest-only stripped mortgage-backed securities	$ 202,186	$ 98,066	$ —
Operating right-of-use assets recognized	$ 1,388	$ 2,893	$ 1,364
Non-cash financing activities:			
Issuance of common stock in settlement of directors' fees	$ 256	$ 180	$ 205

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Organization

PennyMac Financial Services, Inc. (together, with its consolidated subsidiaries, unless the context indicated otherwise, "PFSI" or the "Company") is a holding corporation and its primary assets are equity interests in Private National Mortgage Acceptance Company, LLC ("PNMAC"). The Company is the managing member of PNMAC, and it operates and controls all of the businesses and consolidates the financial results of PNMAC and its subsidiaries.

PNMAC is a Delaware limited liability company which, through its subsidiaries, engages in mortgage banking and investment management activities. PNMAC's mortgage banking activities consist of residential mortgage loan production and servicing. PNMAC's investment management activities and a portion of its mortgage banking activities are conducted on behalf of PennyMac Mortgage Investment Trust, a real estate investment trust that invests in residential mortgage-related assets and is separately listed on the New York Stock Exchange under the ticker symbol "PMT". PNMAC's primary wholly owned subsidiaries are:

- *PennyMac Loan Services, LLC ("PLS")*—a Delaware limited liability company that services residential mortgage loans on behalf of non-affiliates and PMT, purchases, originates and sells new prime credit quality residential mortgage loans and engages in other mortgage banking activities for its account and the account of PMT.

  PLS is approved as a seller/servicer of mortgage loans by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") and as an issuer of securities guaranteed by the Government National Mortgage Association ("Ginnie Mae"). PLS is a licensed Federal Housing Administration Nonsupervised Title II Lender with the United States Department of Housing and Urban Development ("HUD") and a lender/servicer with the U.S. Department of Veterans Affairs and United States Department of Agriculture (each of the above an "Agency" and collectively the "Agencies").

- *PNMAC Capital Management, LLC ("PCM")*—a Delaware limited liability company registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. PCM has an investment management agreement with PMT.

Note 2—Concentration of Risk

A portion of the Company's activities relate to PMT. Revenues generated from PMT and its subsidiaries (generally comprised of gains on mortgage loans held for sale, loan origination fees, fulfillment fees, loan servicing fees, management fees, change in fair value of investment in and dividend received from PMT and expenses allocations charged to PMT) totaled 10%, 11% and 9% of total net revenues for the years ended December 31, 2024, 2023 and 2022, respectively. The Company also purchased 79%, 85% and 70% of its loan production from PMT during the years ended December 31, 2024, 2023 and 2022, respectively.

The Company maintains cash and short-term investment balances at financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Should one or more of the financial institutions at which the Company's deposits are maintained fail, there is no guarantee as to the extent that the Company would recover the funds deposited, whether through FDIC coverage or otherwise, or the timing of any recovery.

Note 3—Significant Accounting Policies

A description of the significant accounting policies applied in the preparation of these consolidated financial statements follows.

Basis of Presentation

The Company's consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the United States ("GAAP") as codified in the Financial Accounting Standards Board's ("FASB") *Accounting Standards Codification*.

Principles of Consolidation

These consolidated financial statements include the accounts of PFSI and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated. The Company also consolidates certain variable interest entities ("VIEs") as described below.

Variable Interest Entities

The Company entered into securitization transactions in which VIEs issue variable funding notes ("VFNs") to PLS and term debt backed by beneficial interests in Ginnie Mae and Fannie Mae mortgage servicing rights ("MSRs"). PLS finances the VFNs by selling them under agreements to repurchase. The Company acts as guarantor of the VFNs and term debt. The Company determined that it is the primary beneficiary of the VIEs because as the holder of the VFNs and guarantor of the VFNs and term debt, it holds the variable interest in the VIEs. Therefore, PFSI consolidates the VIEs.

For financial reporting purposes, the MSRs financed by the consolidated VIEs are included in *Mortgage servicing rights at fair value* and the financing of VFNs are included in *Assets sold under agreements to repurchase* and the term debt is included in *Notes payable secured by mortgage servicing assets* on the Company's consolidated balance sheets. The financing is detailed in Note 15 – *Short-Term Debt* and Note 16 – *Long Term Debt*.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results will likely differ from those estimates.

Cash Flows

For the purpose of presentation in the statement of cash flows, the Company has identified tenant security deposits relating to rental properties owned by PMT and managed by the Company as restricted cash. Tenant security deposits are included in *Other* assets on the Company's consolidated balance sheets.

Fair Value

Most of the Company's assets and certain of its liabilities are measured at or based on their fair values. The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the inputs used to determine their fair values. These levels are:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Prices determined or determinable using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company.

- Level 3— Prices determined using significant unobservable inputs. In situations where observable inputs are unavailable, unobservable inputs may be used. Unobservable inputs reflect the Company's own judgments about the factors that market participants use in pricing an asset or liability, and are based on the best information available in the circumstances.

  As a result of the difficulty in observing certain significant valuation inputs affecting "Level 3" fair value assets and liabilities, the Company is required to make judgments regarding these items' fair values. Different persons in possession of the same facts may reasonably arrive at different conclusions as to the inputs to be applied in valuing these assets and liabilities and their fair values. Such differences may result in significantly different fair value measurements. Likewise, due to the general illiquidity of some of these assets and liabilities, subsequent transactions may be at values significantly different from those reported.

Short-Term Investment

Short-term investment, which represents an investment in an account with a depository institution, is carried at fair value. Changes in fair value are recognized in current period income. The Company classifies its short-term investment as a "Level 1" fair value asset.

Principal-Only Stripped Mortgage-Backed Securities

The Company invests in Agency principal-only stripped mortgage-backed securities ("MBS") for the purpose of economically hedging the fair value of its MSRs. The Company's investments in MBS are carried at fair value with changes in fair value recognized in current period income. Changes in fair value arising from accrual of unearned discount are recognized using the interest method and are included in *Interest income*. Changes in fair value arising from other factors are included in *Net loan servicing fees – Mortgage servicing rights hedging results*. Purchases and sales of MBS are recorded as of the trade date. The Company categorizes principal-only stripped MBS as "Level 2" fair value assets.

Loans Held for Sale

The Company has elected to account for loans held for sale at fair value, with changes in fair value recognized in current period income, to more timely reflect the Company's performance. All changes in fair value are recognized as a component of *Net gains on loans held for sale at fair value*. The Company classifies most of the loans held for sale as "Level 2" fair value assets. Certain of the Company's loans held for sale may not be saleable into active markets due to the loans' lack of active markets with observable inputs. Such loans are classified as "Level 3" fair value assets.

Sale Recognition

The Company recognizes transfers of loans as sales when it surrenders control over the loans. Control over transferred loans is deemed to be surrendered when (i) the loans have been isolated from the Company, (ii) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans, and (iii) the Company does not maintain effective control over the transferred loans through either (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific loans.

Interest Income Recognition

Interest income on loans held for sale at fair value is recognized over the life of the loans using their contractual interest rates. Income recognition is suspended and the interest receivable is reversed against *Interest income* when a loan becomes 90 days delinquent. Income recognition is resumed when the loan becomes contractually current.

Derivative Financial Instruments

The Company holds and issues derivative financial instruments that are created as a result of certain of its operations. The Company also enters into derivative transactions as part of its interest rate risk management activities.

Derivative financial instruments created as a result of the Company's operations are interest rate lock commitments ("IRLCs") that are created when the Company commits to purchase or originate a loan for sale at a specified interest rate.

PFSI engages in interest rate risk management activities in an effort to moderate the effect of changes in market interest rates on the fair value of the Company's assets. The Company is exposed to price risk relative to:

- Loans held for sale and IRLCs. The Company bears price risk from the time a commitment to fund a loan is made to a borrower or to purchase a loan from PMT or a non-affiliated entity, to the time either the prospective transaction is cancelled or the loan is sold. During this period, the Company is exposed to losses if market interest rates increase, because the fair value of the purchase commitment or prospective loan decreases.

- MSRs. MSRs are generally subject to reduction in fair value when mortgage interest rates decrease. Decreasing mortgage interest rates normally encourage increased mortgage refinancing activity. Increased refinancing activity reduces the expected life of the mortgage loans underlying the MSRs, thereby reducing the MSRs' fair values. Reductions in the fair value of MSRs affect earnings primarily through recognition of the changes in fair value.

To manage the fair value risk resulting from interest rate risk, the Company uses derivative financial instruments acquired with the intention of reducing the risk that changes in market interest rates will result in unfavorable changes in the fair value of the Company's IRLCs, inventory of loans held for sale and MSRs.

The Company manages the risk created by IRLCs by entering into forward sale agreements to sell the expected mortgage loans or MBS and by the purchase and sale of options on MBS. Such agreements are also accounted for as derivative financial instruments. These and other interest-rate derivatives are also used to manage the fair value risk created by changes in prepayment speeds on certain of the MSRs the Company holds.

The Company classifies its IRLCs as "Level 3" fair value assets and liabilities. Fair value of hedging derivative financial instruments that are actively traded on an exchange are categorized by the Company as "Level 1" fair value assets and liabilities. Fair value of hedging derivative financial instruments based on observable MBS prices or interest rate volatilities in the MBS market are categorized as "Level 2" fair value assets and liabilities.

The Company does not designate its derivative financial instruments for hedge accounting. Therefore, the Company accounts for its derivative financial instruments as free-standing derivatives. All derivative financial instruments are recognized on the consolidated balance sheet at fair value with changes in the fair values being reported in current period income.

Changes in fair value of derivative financial instruments hedging IRLCs, loans held for sale at fair value and MSRs are included in *Net gains on loans held for sale at fair value* or in *Mortgage servicing rights hedging results,* as applicable, in the Company's consolidated statements of income.

Cash flows from derivative financial instruments hedging IRLCs and loans acquired for sale are included in *Cash flows from operating activities* in *Sale and repayment of loans acquired for sale at fair value to nonaffiliates* and cash flows from derivative financial instruments hedging MSRs is included in *Cash flows from investing activities*.

When the Company has multiple derivative financial instruments with the same counterparty subject to a master netting arrangement, it offsets the amounts recorded as assets and liabilities and amounts recognized for the right to reclaim cash collateral it has deposited with the counterparty or the obligation to return cash collateral it has collected from the counterparty arising from that master netting arrangement. Such offset amounts are presented as either a net asset or liability by counterparty on the Company's consolidated balance sheets.

Servicing Advances

Servicing advances represent contractually required protective advances the Company makes on behalf of the loans' beneficial interest holders. Servicing advances may include advances of scheduled principal and interest amounts due to the beneficial interest holders on delinquent loans, property taxes, insurance premiums and out-of-pocket collection amounts (e.g., preservation and restoration of mortgaged property or real estate acquired in the settlement of loans ("REO"), legal fees, and appraisals) made to protect beneficial interest holders' interests in the properties collateralizing their loans. Servicing advances are made in compliance with the respective servicing agreements and Agency loan servicing guides.

The Company does not expect to incur credit losses on servicing advances as such amounts are generally recoverable from the Agencies. Certain of the Company's loan servicing agreements and Agency loan servicing guides limit the amounts that the beneficial interest holders or loan insurers or guarantors will reimburse the Company, and beneficial interest holders or guarantors may dispute the level of certain charges incurred in the collection process.

The Company is contractually responsible for making the payments required to protect its beneficial interest holders' interests in the properties collateralizing their loans and may, therefore, be required to incur amounts in excess of insurer or guarantor reimbursement limits. Therefore, the Company provides a valuation allowance on the servicing advances for these amounts in excess of amounts that are expected to ultimately be recovered from the loans' insurers, guarantors or beneficial interest holders.

The servicing advance valuation allowance is estimated based on relevant qualitative and quantitative information about past events, including historical collection and loss experience, current conditions, and reasonable and supportable forecasts that affect collectable amounts. The provision for losses on servicing advances is included in *Servicing* expense in the consolidated statements of income. Servicing advances are written off when they are deemed unrecoverable.

Mortgage Servicing Rights and Mortgage Servicing Liabilities

MSRs and mortgage servicing liabilities ("MSLs") arise from contractual agreements between the Company and investors (or their agents) in mortgage securities and mortgage loans. Under these contracts, the Company performs loan servicing functions in exchange for fees and other remuneration. The servicing functions typically performed include, among other responsibilities, collecting and remitting loan payments; responding to borrower inquiries; accounting for principal and interest; holding custodial (impounded) funds for payment of property taxes and insurance premiums; counseling delinquent mortgagors; administering loss mitigation activities, including modification and forbearance programs; and supervising foreclosures and property dispositions.

The Company is contractually entitled to receive other remuneration including various mortgagor-contracted fees such as late charges and collateral reconveyance charges, and the Company is generally entitled to retain the placement fees earned on impounded funds and funds held pending remittance related to its collection of mortgagor payments. The Company also generally has the right to solicit the mortgagors for other products and services as well as for new mortgages for those considering refinancing their existing loan or purchasing a new home.

The Company recognizes MSRs and MSLs initially at fair value, either as proceeds from or liabilities incurred in sales of mortgage loans where the Company assumes the obligation to service the mortgage loan in the sale transaction, or from the purchase of MSRs or receipt of cash for acceptance of MSLs.

The fair value of MSRs and MSLs is derived from the net positive or negative, respectively, cash flows associated with the servicing contracts. For loans subject to MSR and MSL contracts, the Company receives a servicing fee, based on the remaining outstanding principal balances of the mortgage loans subject to the servicing contracts. The servicing fees are collected from the monthly payments made by the mortgagors.

The fair value of MSRs and MSLs is difficult to determine because MSRs and MSLs are not actively traded in observable stand-alone markets. Considerable judgment is required to estimate the fair values of MSRs and MSLs and the exercise of such judgment can significantly affect the Company's income. Therefore, the Company classifies its MSRs and MSLs as "Level 3" fair value assets and liabilities.

Changes in fair value of MSLs and MSRs are recognized in current period income in *Change in fair value of mortgage servicing rights and mortgage servicing liabilities* in the consolidated statements of income.

Leases

The Company determines if an arrangement is a lease at inception. If the arrangement is determined to be a lease, the Company recognizes both an operating lease right-of-use asset in *Other* assets and a corresponding operating lease liability in *Accounts payable and accrued expenses* in its consolidated balance sheet, except for leases with initial terms less than or equal to 12 months. Lease expense is recognized on the straight-line basis over the lease term and is recorded in *Occupancy and equipment* in the consolidated statements of income.

The Company's lease agreements include both lease and non-lease components (such as common area maintenance), which are generally included in the lease and are accounted for together with the lease as a single lease component. As such, lease payments represent payments on both lease and non-lease components. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the Company's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made before lease commencement and for any lease incentives.

Furniture, Fixtures, Equipment and Building Improvements

Furniture, fixtures, equipment and building improvements are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the various classes of assets, which range from five to seven years for furniture and equipment and the lesser of the asset's estimated useful life or the remaining lease term for fixtures and building improvements.

Capitalized Software

The Company capitalizes certain consulting, payroll, and payroll-related costs related to the development of computer software for internal use. Once development is complete and the software is placed in service, the Company amortizes the capitalized costs over three to seven years using the straight-line method.

The Company periodically assesses capitalized software for recoverability when events or changes in circumstances indicate that its carrying amount may not be recoverable. If the Company identifies an indicator of impairment, it assesses recoverability by comparing the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and is measured as the excess of carrying value over fair value.

Investment in PennyMac Mortgage Investment Trust at Fair Value

Common shares of beneficial interest in PMT are carried at fair value with changes in fair value recognized in current period income. Fair value for purposes of the Company's holdings in PMT is based on the published closing price of the shares as of period end. The Company classifies its investment in common shares of PMT as a "Level 1" fair value asset.

Loans Eligible for Repurchase

The terms of the Ginnie Mae MBS program allow, but do not require, the Company to repurchase a loan when it is at least three months delinquent. As a result of this right, the Company recognizes the loans in *Loans eligible for repurchase* at their unpaid principal balances and records a corresponding liability in *Liability for loans eligible for repurchase* on its consolidated balance sheets.

Borrowings

The carrying values of borrowings are based on the accrued cost of the agreements. The costs of creating the facilities underlying the agreements (debt issuance costs) are included in the carrying value of the agreements and are charged to *Interest expense* over the terms of the respective borrowing facilities:

- Debt issuance costs relating to revolving facilities, such as repurchase agreement and mortgage loan participation purchase and sale facilities are amortized on the straight line basis over the term of the facility; and

- Debt issuance cost relating to non-revolving debts, such as the Company's *Notes payable secured by mortgage servicing assets* and *Unsecured senior notes* are amortized over the contractual term of the non-revolving debt using the interest method.

Liability for Losses Under Representations and Warranties

The Company's agreements with the Agencies and other investors include representations and warranties related to the loans the Company sells to the Agencies and other investors. The representations and warranties require adherence to Agency and other investor origination and underwriting guidelines, including but not limited to the validity of the lien securing the loan, property eligibility, borrower credit, income and asset requirements, and compliance with applicable federal, state and local law.

In the event of a breach of its representations and warranties, the Company may be required to either repurchase the loans with the identified defects or indemnify the investor or insurer. In such cases, the Company bears any subsequent credit loss on the loans. The Company's credit loss may be reduced by any recourse it may have to correspondent loan sellers that, in turn, had sold such mortgage loans to PMT and breached similar or other representations and warranties. In such event, the Company has the right to seek a recovery of related repurchase losses from that correspondent loan seller, through PMT.

As a result of providing representations and warranties to investors and insurers, the Company records a provision for losses on representations and warranties at fair value upon sale of loans. The method used to estimate the liability for representations and warranties is a function of the representations and warranties given and considers a combination of factors, including, but not limited to, estimated future defaults and loan repurchase rates, the estimated severity of loss in the event of default and the probability of reimbursement by the correspondent loan seller. The Company periodically assesses the adequacy of the recorded liability. The level of the liability for representations and warranties is reviewed and approved by the Company's management credit committee. Both the initial recognition of, and adjustments to the level of, the liability for representations and warranties are recorded in *Net gains on loans held for sale at fair value*.

The level of the liability for representations and warranties is difficult to estimate and requires considerable judgment. The level of loan repurchase losses is dependent on economic factors, investor repurchase demand or insurer claim denial strategies, and other external conditions that may change over the lives of the underlying loans. The Company's representations and warranties are generally not subject to stated limits of exposure. However, the Company believes that the current unpaid principal balance ("UPB") of loans sold to date represents the maximum exposure to repurchases related to representations and warranties.

Loan Origination Fees

Loan origination fees represent compensation to the Company for the origination or purchase of loans. Loan origination fees are earned and recognized upon funding or purchase of the loan by the Company and are collected either at purchase from the correspondent seller, at funding when paid by the borrower or upon sale of the loan when the origination fees are financed by the borrower.

Loan Servicing Fees

Loan servicing fees are received by the Company for servicing loans. Loan servicing activities are described in *Mortgage Servicing Rights and Mortgage Servicing Liabilities* above. Loan servicing fee amounts relating to MSRs and MSLs are based upon fee rates established at the time a loan sale or securitization agreement is entered into. Loan servicing fee amounts relating to loans subserviced for PMT are detailed in Note 4 – *Transactions with Related Parties*.

The Company's obligations under its loan servicing agreements are fulfilled as the Company services the loans. Fees are collected when the loan payments are received from the borrowers in the case of MSRs and MSLs held by the Company or within 30 days of the applicable month-end for subserviced loans.

Loan servicing fees relating to owned MSRs are recognized when earned. Loan servicing fees relating to loans subserviced for PMT are recognized in the month in which the loans are serviced.

Fulfillment Fees

Fulfillment fees represent fees the Company collects for services it performs on behalf of PMT in connection with the acquisition, packaging and sale of loans. Fulfillment fee amounts are based upon a negotiated fee schedule as detailed in Note 4 – *Transactions with Related Parties*. The Company's obligation under the agreement is fulfilled when PMT issues a loan commitment, when it purchases a loan and when it completes the sale or securitization of a loan it purchases to investors other than Fannie Mae or Freddie Mac. Fulfillment fee revenue is recognized in the month an interest rate lock commitment is issued, or the loan is purchased or sold by PMT. Fulfillment fees are not collected for any loans sold from PMT to the Company. Fulfillment fees are generally collected from PMT within 30 days of the applicable activity.

Management Fees

Management fees represent compensation to the Company for management services it provides to PMT. Management fees are based on PMT's shareholders' equity amounts and profitability in excess of specified thresholds as detailed in Note 4 – *Transactions with Related Parties*. Management fees are recognized as services are provided and are paid to the Company on a quarterly basis within 30 days of the end of the quarter.

Stock-Based Compensation

The Company establishes the cost of its share-based awards at the awards' fair values at the grant date of the awards. The Company estimates the fair value of time-based restricted stock units and performance-based restricted stock units awarded with reference to the fair value of its underlying common stock and expected forfeiture rates on the date of the award. The Company estimates the fair value of its stock option awards with reference to the expected price volatility of its shares of common stock, expected dividend yield, expected forfeiture rates, and risk-free interest rate for the period that exercisable stock options are expected to be outstanding.

Compensation costs are fixed, except for performance-based restricted stock units, as of the award date. The cost of performance-based restricted stock units is adjusted in each reporting period after the grant for changes in expected performance attainment until the performance share units vest. The Company amortizes the cost of stock based compensation awards to *Compensation* expense over the vesting period using the graded vesting method.

Marketing and Advertising

Marketing and advertising (selling) expense represent expenditures for advertising, direct and digital mail solicitation and promotional activities. Marketing and advertising expense is recognized as incurred. Sponsorship agreements are amortized over the period covered by the sponsorship agreements on the straight-line basis.

Income Taxes

The Company is subject to federal and state income taxes. Income taxes are provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company recognizes the effect on deferred taxes of a change in tax rates in income in the period in which the change occurs. The Company establishes a valuation allowance if, in management's judgment, it is not more likely than not that a deferred tax asset will be realized.

The Company recognizes tax benefits relating to its tax positions only if, in the opinion of management, it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this standard is recognized as the largest amount that is greater than 50% likely to be realized upon ultimate settlement with the appropriate taxing authority. The Company will classify any penalties and interest as a component of provision for income taxes.

As a result of a recapitalization and reorganization of PNMAC in 2013, the Company expects to benefit from amortization and other tax deductions resulting from increases in the tax basis of PNMAC's assets from the exchange of PennyMac Class A units to the shares of the Company's common stock. Those deductions will be allocated to the Company and will be taken into account in reporting the Company's taxable income.

The Company entered into a tax receivable agreement with certain of the former unitholders of PNMAC that provides for the additional payment by the Company to exchanging unitholders of PNMAC equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that PFSI realizes due to (i) increases in tax basis resulting from exchanges of the then existing unitholders and (ii) certain other tax benefits related to PFSI entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Although a reorganization of the Company in 2018 eliminated the potential for unitholders to exchange any additional units subject to this tax receivable agreement, the Company continues to be subject to the agreement and provide payment when applicable for units exchanged before the reorganization.

Recently Issued Accounting Pronouncements

Income Tax Disclosures

The FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), that is intended to enhance the level of detail and decision usefulness of income tax disclosures. ASU 2023-09 requires disclosures of:

- Reconciliation of the expected tax at the applicable statutory federal income tax rate to the reported tax in a tabular format, using both percentages and amounts, broken out into specific categories with certain reconciling items of five percent or greater of the expected tax further broken out by nature and/or jurisdiction; and

- Disclosure of income taxes paid, net of refunds received, broken out between federal and state and local income taxes. Payments to individual jurisdictions representing five percent or more of the total income tax payments must also be separately disclosed.

The disclosures specified by ASU 2023-09 are required in the Company's annual financial statements beginning with the year ended December 31, 2025, with early adoption permitted. The Company is evaluating the effect on its disclosures.

Accounting Standards Adopted in 2024

Segment Disclosures

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), that is intended to improve disclosures about a public entity's reportable segments and addresses requests from investors and other allocators of capital for more detailed information about a reportable segment's expenses.

The amendments in ASU 2023-07 are intended to improve reportable segment disclosures primarily through enhanced disclosures about significant segment expenses. The key amendments require that the Company supplement its existing disclosures to include disclosure of:

- significant segment expenses that are regularly provided to the chief operating decision maker included within each reported measure of segment profit or loss; and

- an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss.

The Company adopted ASU 2023-07, using the retrospective method, for the year ended December 31, 2024. Detailed disclosures are included in Note 27–*Segments*.

Disaggregation of Income Statement Expenses

The FASB issued ASU No. 2024-03, *Income Statement (Topic 220*) *—Reporting Comprehensive Income—Expense Disaggregation Disclosures* ("ASU 2024-03"), to improve the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions; employee compensation, depreciation and amortization of intangible assets in a separate note to the financial statements. A qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity's definition of selling expenses.

The Company adopted ASU 2024-03 effective December 31, 2024. The disclosure specified by ASU 2024-03 is included in Note 24–*Disaggregation of Certain Expense Captions.*

Note 4—Transactions with Related Parties

Transactions with PMT

Operating Activities

Mortgage Loan Production Activities and Mortgage Servicing Rights Recapture

<u>Loan Sales</u>

The Company may sell newly originated loans to PMT under a mortgage loan purchase agreement. The Company has typically utilized the mortgage loan purchase agreement for the purpose of selling to PMT conforming balance non-government insured or guaranteed loans, as well as prime jumbo residential mortgage loans.

MSR Recapture Agreement

Pursuant to the terms of an MSR recapture agreement, when the Company refinances mortgage loans for which PMT previously held the MSRs, the Company is generally required to transfer and convey to PMT cash in an amount equal to:

- 40% of the fair market value of the MSRs relating to the recaptured loans subject to the first 15% of the "recapture rate";
- 35% of the fair market value of the MSRs relating to the recaptured loans subject to the "recapture rate" in excess of 15% and up to 30%; and
- 30% of the fair market value of the MSRs relating to the recaptured loans subject to the "recapture rate" in excess of 30%.

The "recapture rate" means, during each month, the ratio of (i) the aggregate UPB of all recaptured loans, to (ii) the aggregate UPB of all mortgage loans for which the Company held the MSRs and that were refinanced or otherwise paid off in such month. The Company has further agreed to allocate sufficient resources to target a recapture rate of 15%.

In December 2024, the MSR recapture agreement was renewed and amended, effective January 1, 2025, to adjust the recapture fee to require the Company to transfer cash to PMT in an amount equal to:

- 70% of the fair market value of the MSRs relating to the recaptured loans subject to the first 30% of the "recapture rate";
- 50% of the fair market value of the MSRs relating to the recaptured loans subject to the "recapture rate" in excess of 30% and up to 50%;
- 40% of the fair market value of the MSRs relating to the recaptured loans subject to the "recapture rate" in excess of 50%; and
- a recapture fee of $900 per loan if PLS originates a mortgage loan for the purpose of purchasing a property where the customer has or had a mortgage loan for which PMT holds or held the MSR.

For the purpose of the December 2024 renewal and amendment of the MSR recapture agreement, the "recapture rate" means, during each month, the ratio of (i) the aggregate unpaid principal balance of all refinance mortgage loans originated in such month, plus the aggregate unpaid principal balance of all "preserved mortgage loans" relating to closed end second lien loans originated in such month, to (ii) the aggregate unpaid principal balance of all mortgage loans from the portfolio that PLS has determined in good faith were refinanced in such month, plus the aggregate unpaid principal balance of all "preserved mortgage loans" relating to closed end second loans originated in such month. For purposes of such calculation, "preserved mortgage loan" means a mortgage loan in PMT's portfolio as to which PLS or its affiliates originated a new closed end second lien loan in a subordinate position to such mortgage loan.

The MSR recapture agreement expires on December 31, 2029, subject to automatic renewal for an additional 18-month period unless terminated in accordance with the terms of the agreement.

Mortgage Banking Services Agreement

Fulfillment Services

The Company provides PMT with certain mortgage banking services, including fulfillment and disposition-related services, for which it receives a monthly fulfillment fee. Pursuant to the terms of a mortgage banking services agreement, the fulfillment fees shall not exceed the following:

- the number of loan commitments multiplied by a pull-through factor of either .99 or .80 depending on whether the loan commitments are subject to a "mandatory trade confirmation" or a "best efforts lock confirmation", respectively, and then multiplied by $585 for each pull-through adjusted loan commitment up to and including 16,500 per quarter and $355 for each pull-through adjusted loan commitment in excess of 16,500 per quarter, plus
- $315 multiplied by the number of purchased loans up to and including 16,500 per quarter and $195 multiplied by the number of purchased loans in excess of 16,500 per quarter, plus
- $750 multiplied by the number of all purchased loans that are sold or securitized to parties other than Fannie Mae and Freddie Mac; provided however, that no fulfillment fee shall be due or payable to PLS with respect to any Ginnie Mae loans, and as of October 1, 2022, certain Fannie Mae or Freddie Mac loans acquired by PLS.

In December 2024, the mortgage banking services agreement was renewed and amended, effective January 1, 2025, to provide for a quarterly fulfillment fee not to exceed the following:

- the number of non-Ginnie Mae loan commitments issued during the quarter multiplied by a pull-through factor of either .99 or .80 depending on whether the loan commitments are subject to a "mandatory trade confirmation" or a "best efforts lock confirmation", respectively, and then multiplied by $585 for each pull-through adjusted loan commitment up to and including 16,500 per quarter and $355 for each pull-through adjusted loan commitment in excess of 16,500 per quarter, and then multiplied by a ratio of the number of loan commitments issued to PMT during the quarter to the total number of non-Ginnie Mae loan commitments issued during the quarter, plus
- $315 multiplied by the number of purchased loans up to and including 16,500 per quarter and $195 multiplied by the number of purchased loans in excess of 16,500 per quarter, multiplied by a ratio of the number of loans purchased by PMT during the quarter to the total number of non-Ginnie Mae loans purchased during the quarter, plus
- $500 multiplied by the number of all purchased loans that are securitized or sold to parties other than Fannie Mae or Freddie Mac; provided however, that no fulfillment fee shall be due or payable to the Company with respect to any Ginnie Mae mortgage loans, any Fannie Mae mortgage loan or Freddie Mac mortgage loan acquired from PMT by the Company on a discretionary basis, or any mortgage loan acquired by PMT from the Company on or before June 30, 2025, provided that supplemental fees may still be charged in connection with the securitization or sale of any such mortgage loans.

Sourcing Fees

PMT does not hold the Ginnie Mae approval required to issue Ginnie Mae MBS and act as a servicer. Accordingly, under the agreement, the Company purchases mortgage loans underwritten in accordance with the Ginnie Mae MBS Guide "as is" and without recourse of any kind from PMT at PMT's cost less an administrative fee plus accrued interest and sourcing fee ranging from one to two basis points of the UPB of the loan, generally based on the average number of calendar days the loans are held by PMT before purchase by the Company. The Company may also acquire conventional loans from PMT on the same terms upon mutual agreement between PMT and the Company.

While the Company purchases these mortgage loans "as is" and without recourse of any kind from PMT, where the Company has a claim for repurchase, indemnity or otherwise against a correspondent seller, it is entitled, at its sole expense, to pursue any such claim through or in the name of PMT.

In December 2024, the mortgage banking services agreement was renewed and amended to provide for the Company to assume the role of initial correspondent loan purchaser in place of PMT effective July 1, 2025. Under this agreement, PMT retains the right to purchase up to 100% of the non-government insured or guaranteed loans purchased by the Company through its correspondent operations at the Company's cost plus accrued interest, less any loan administrative fees paid to the Company by the correspondent sellers and subject to quarterly fulfillment fee charges as previously described. The Company may hold or otherwise sell correspondent lending loans to other investors if PMT chooses not to purchase such loans. Accordingly, the sourcing fee arrangement will no longer have any effect beginning July 1, 2025.

The mortgage banking services agreement expires on December 31, 2029, subject to automatic renewal for an additional 18-month period unless terminated in accordance with the terms of the agreement.

Following is a summary of loan production activities, including MSR recapture, between the Company and PMT:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Net gains (losses) on loans held for sale at fair value:			
Net gains (losses) on loans sold to PMT (primarily cash)	$ 6,260	$ —	$ (2,820)
Mortgage servicing rights recapture incurred	(2,193)	(1,784)	(13,744)
	$ 4,067	$ (1,784)	$ (16,564)
Sale of loans held for sale to PMT	$ 662,952	$ —	$ 298,862
UPB of loans recaptured	$ 353,710	$ 315,412	$ 2,533,115
Tax service fees earned from PMT included in *Loan origination fees*	$ 2,503	$ 3,216	$ 8,418
Fulfillment fee revenue	$ 26,291	$ 27,826	$ 67,991
Unpaid principal balance of loans fulfilled for PMT subject to fulfillment fees	$ 13,446,484	$ 14,898,301	$ 37,090,031
Sourcing fees included in cost of loans purchased from PMT	$ 8,069	$ 7,162	$ 4,968
Unpaid principal balance of loans purchased from PMT:			
Government guaranteed or insured	$ 40,838,480	$ 40,476,782	$ 45,768,110
Conventional conforming	39,856,056	31,141,915	3,912,157
	$ 80,694,536	$ 71,618,697	$ 49,680,267

Servicing Agreement

The Company and PMT have entered into a loan servicing agreement (the "Servicing Agreement"), pursuant to which the Company provides subservicing for PMT's portfolio of MSRs, loans at fair value other than loans purchased with credit deterioration and loans held for sale (prime servicing) and its portfolio of residential mortgage loans purchased with credit deterioration (special servicing). The Servicing Agreement provides for servicing fees of per-loan monthly amounts based on the delinquency, bankruptcy and/or foreclosure status of the serviced loan or REO. The Company also remains entitled to customary ancillary income and market-based fees and charges relating to loans it services for PMT.

Prime Servicing

- The base servicing fees for prime servicing loans are calculated through a monthly per-loan dollar amount, with the actual dollar amount for each loan based on whether the loan is a fixed-rate or adjustable-rate loan. The base servicing fee rates are $7.50 per month for fixed-rate loans and $8.50 per month for adjustable-rate loans.

- To the extent that prime loans become delinquent, the Company is entitled to an additional servicing fee per loan ranging from $10 to $55 per month based on the delinquency, bankruptcy and foreclosure status of the loan or $75 per month if the underlying mortgaged property becomes REO. The Company is also entitled to customary ancillary income and certain market-based fees and charges, including boarding and deboarding fees, liquidation and disposition fees, assumption, modification and origination fees and a percentage of late charges.

- The Company receives certain fees for COVID-19 pandemic-related forbearance and modification activities provided for under the Coronavirus Aid, Relief and Economic Security Act.

Special Servicing

- The base servicing fee rates for special servicing loans range from $30 per month for current loans up to $95 per month for loans in foreclosure proceedings. The base servicing fee rate for REO is $75 per month. The Company also receives a supplemental servicing fee of $25 per month for each special servicing loan.

- The Company receives activity-based fees for modifications, foreclosures and liquidations that it facilitates with respect to special servicing loans, as well as other market-based refinancing and loan disposition fees.

Following is a summary of loan servicing fees earned from PMT:

	Year ended December 31,		
Servicing portfolio	**2024**	**2023**	**2022**
		(in thousands)	
Prime servicing	$ 83,173	$ 81,139	$ 81,386
Special servicing	79	208	529
	$ 83,252	$ 81,347	$ 81,915

In December 2024, the Servicing Agreement was modified and extended, effective January 1, 2025. Changes to the Servicing Agreement include applying the servicing fee rates under the prime servicing fee schedule to special servicing loans, passing through Agency incentive fees to the Company for loss mitigation activities, adding a fee for processing insurance and guarantee claims on defaulted loans and increasing servicing fee rates for delinquent loans to a range of $18 to $80 per month based on the loans' delinquency, bankruptcy and foreclosure status.

The Servicing Agreement expires on December 31, 2029, subject to automatic renewal for an additional 18-month period unless terminated in accordance with the terms of the agreement.

Management Agreement

The Company has a management agreement with PMT ("Management Agreement"), pursuant to which the Company oversees PMT's business affairs and for which PFSI collects a base management fee and may collect a performance incentive fee. The Management Agreement provides that:

- The base management fee is calculated quarterly and is equal to the sum of (i) 1.5% per year of PMT's average shareholders' equity up to $2 billion, (ii) 1.375% per year of PMT's average shareholders' equity in excess of $2 billion and up to $5 billion, and (iii) 1.25% per year of PMT's average shareholders' equity in excess of $5 billion.

- The performance incentive fee is calculated quarterly at a defined annualized percentage of the amount by which PMT's "net income," on a rolling four-quarter basis and before deducting the incentive fee, exceeds certain levels of return on "equity."

  The performance incentive fee is equal to the sum of:

  - 10% of the amount by which PMT's "net income" for the quarter exceeds (i) an 8% return on "equity" plus the "high watermark," up to (ii) a 12% return on PMT's "equity"; plus

  - 15% of the amount by which PMT's "net income" for the quarter exceeds (i) a 12% return on PMT's "equity" plus the "high watermark," up to (ii) a 16% return on PMT's "equity"; plus

  - 20% of the amount by which PMT's "net income" for the quarter exceeds a 16% return on "equity" plus the "high watermark."

For the purpose of determining the amount of the performance incentive fee:

"Net income" is defined as net income or loss attributable to PMT's common shares of beneficial interest computed in accordance with GAAP adjusted for certain other non-cash charges determined after discussions between the Company and PMT's independent trustees and approval by a majority of PMT's independent trustees.

"Equity" is the weighted average of the issue price per common share of all of PMT's public offerings, multiplied by the weighted average number of common shares outstanding (including restricted share units) in the rolling four-quarter period.

The "high watermark" is the quarterly adjustment that reflects the amount by which the "net income" (stated as a percentage of return on "equity") in that quarter exceeds or falls short of the lesser of 8% and the average Fannie Mae 30-year MBS yield (the "Target Yield") for the four quarters then ended. If the "net income" is less than the Target Yield, the high watermark is increased by the difference. If the "net income" is more than the Target Yield, the high watermark is reduced by the difference. Each time a performance incentive fee is earned, the high watermark returns to zero. As a result, the threshold amounts required for the Company to earn a performance incentive fee are adjusted cumulatively based on the performance of PMT's "net income" over (or under) the Target Yield, until the "net income" in excess of the Target Yield exceeds the then-current cumulative high watermark amount, and a performance incentive fee is earned.

The base management fee and the performance incentive fee are both receivable quarterly in arrears. The performance incentive fee may be paid in cash or a combination of cash and PMT's common shares (subject to a limit of no more than 50% paid in common shares), at PMT's option.

In the event of termination of the Management Agreement between PMT and the Company, the Company may be entitled to a termination fee in certain circumstances. The termination fee is equal to three times the sum of (a) the average annual base management fee, and (b) the average annual performance incentive fee earned by the Company, in each case during the 24-month period immediately preceding the date of termination.

Following is a summary of the base management and performance incentive fees earned from PMT:

	Year ended December 31,		
	2024	**2023**	**2022**
		(in thousands)	
Base management	$ 28,623	$ 28,762	$ 31,065
Performance incentive	—	—	—
	$ 28,623	$ 28,762	$ 31,065
Average PMT's shareholders' equity used to calculate base management fees	$ 1,908,287	$ 1,917,642	$ 2,079,851

In December 2024, the Management Agreement was renewed and amended effective January 1, 2025, to change the incentive fee from a quarterly fee to an annual fee and limit the calculation of the high watermark to the two-year period preceding the fiscal year for which the incentive fee is calculated. In addition, the highwater mark shall never be less than zero after including all high watermark increases and high watermark decreases over any such rolling two fiscal year period.

The Management Agreement expires on December 31, 2029, subject to automatic renewal for an additional 18-month period unless terminated in accordance with the terms of the agreement.

Expense Reimbursement

Under the Management Agreement, PMT reimburses the Company for its organizational and operating expenses, including third-party expenses, incurred on PMT's behalf, it being understood that the Company and its affiliates shall allocate a portion of their personnel's time to provide certain legal, tax and investor relations services for the direct benefit of PMT. With respect to the allocation of the Company's and its affiliates' personnel compensation, the Company is reimbursed $165,000 per fiscal quarter, such amount to be reviewed annually and not preclude reimbursement for any other services performed by the Company or its affiliates.

PMT is also required to pay its pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of the Company and its affiliates required for PMT's and its subsidiaries' operations. These expenses are allocated based on the ratio of PMT's proportion of gross assets compared to all remaining gross assets managed or owned by the Company and/or its affiliates as calculated at each fiscal quarter end.

Under the amended Management Agreement discussed above, effective January 1, 2025, the Company will be reimbursed based on the resources it dedicates to investment management for PMT and will also be reimbursed for its accounting, legal, financial reporting, Sarbanes Oxley Act of 2002 compliance and internal audit services. Such allocations will be reviewed annually.

The Company received reimbursements from PMT for expenses as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Reimbursement of:			
Expenses incurred on PMT's behalf, net	$ 20,871	$ 21,468	$ 23,829
Common overhead incurred by the Company	7,909	7,492	8,588
Compensation	660	660	660
	$ 29,440	$ 29,620	$ 33,077
Payments and settlements during the year (1)	$ 118,167	$ 94,339	$ 144,012

(1) Payments and settlements include payments for the operating, investing and financing activities summarized in this note and netting settlements made pursuant to master netting agreements between the Company and PMT.

Investing Activities

The Company holds an investment in PMT in the form of 75,000 common shares of beneficial interest.

Following is a summary of investing activities between the Company and PMT:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Activity during the year:			
Dividends from PennyMac Mortgage Investment Trust	$ 120	$ 120	$ 136
Change in fair value of investment in PennyMac Mortgage Investment Trust	(177)	192	(371)
Dividends received and change in fair value	$ (57)	$ 312	$ (235)
Balance at end of year:			
Fair value	$ 944	$ 1,121	
Number of shares	75	75	

Receivable from and Payable to PMT

Amounts receivable from and payable to PMT are summarized below:

	December 31,	
	2024	2023
	(in thousands)	
Receivable from PMT:		
Correspondent production fees	$ 11,122	$ 8,288
Management fees	7,149	7,252
Servicing fees	6,822	6,809
Allocated expenses and expenses incurred on PMT's behalf	3,508	5,612
Fulfillment fees	1,605	1,301
	$ 30,206	$ 29,262
Payable to PMT:		
Amounts advanced by PMT to fund its servicing advances	$ 106,302	$ 208,154
Other	16,015	56
	$ 122,317	$ 208,210

Exchanged Private National Mortgage Acceptance Company, LLC Unitholders

The Company entered into a tax receivable agreement with certain former owners of PNMAC that provides for the payment from time to time by the Company to PNMAC's exchanged unitholders of an amount equal to 85% of the amount of the net tax benefits, if any, that the Company is deemed to realize as a result of (i) increases in tax basis of PNMAC's assets resulting from exchanges of ownership interests in PNMAC and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Although a reorganization in November 2018 eliminated the potential for unitholders to exchange any additional units subject to this tax receivable agreement, the Company continues to be subject to the agreement and will be required to make payments, to the extent any of the tax benefits specified above are deemed to be realized, under the tax receivable agreement to those certain prior owners of PNMAC who effected exchanges of ownership interests in PNMAC for the Company's common stock before the closing of the reorganization.

Following is a summary of activity in *Payable to exchanged Private National Mortgage Acceptance Company, LLC unitholders under tax receivable agreement*:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Activity during the year:			
Payments under tax receivable agreement	$ —	$ —	$ 3,855
Repricing of liability	$ (201)	$ —	$ (576)
Balance at end of year	$ 25,898	$ 26,099	$ 26,099

Donor Advised Fund

During the year ended December 31, 2024, the Company contributed $2.5 million to a donor advised fund for the purpose of making charitable contributions. No such contributions were made during the years ended December 31, 2023 and 2022.

Note 5—Loan Sales and Servicing Activities

The Company originates or purchases and sells mortgage loans in the secondary mortgage market without recourse for credit losses. However, the Company maintains continuing involvement with the loans in the form of servicing arrangements and the liability for representations and warranties it makes to purchasers and insurers of the loans.

The following table summarizes cash flows between the Company and transferees as a result of the sale of loans in transactions where the Company maintains continuing involvement with the loans as servicer:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Cash flows:			
Sales proceeds	$ 101,105,292	$ 85,684,522	$ 84,345,379
Servicing fees received	$ 1,423,171	$ 1,173,108	$ 931,315

The following is a summary of the allowance for losses on servicing advances that the Company makes on behalf of the loans' beneficial interest holders in the properties collateralizing their loans:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Balance at beginning of year	$ 73,991	$ 78,992	$ 120,940
Provision (reversals of provision) for losses	32,962	3,271	(36,075)
Charge-offs, net	(21,165)	(8,272)	(5,873)
Balance at end of year	$ 85,788	$ 73,991	$ 78,992

The following table summarizes the UPB of the loans sold by the Company in which it maintains continuing involvement:

	December 31,	
	2024	2023
	(in thousands)	
Unpaid principal balance of loans outstanding	$ 410,393,342	$ 352,790,614
Delinquent loans:		
30-89 days	$ 17,301,961	$ 13,775,493
90 days or more:		
Not in foreclosure	$ 8,104,348	$ 6,754,282
In foreclosure	$ 693,934	$ 618,694
Foreclosed	$ 2,928	$ 7,565
Loans in bankruptcy	$ 1,762,324	$ 1,415,614

The following tables summarize the UPB of the Company's loan servicing portfolio:

	December 31, 2024		
	Servicing rights owned	Subservicing	Total loans serviced
		(in thousands)	
Investor:			
Non-affiliated entities:			
Originated	$ 410,393,342	$ —	$ 410,393,342
Purchased	15,681,406	—	15,681,406
Subserviced	—	806,584	806,584
	426,074,748	806,584	426,881,332
PennyMac Mortgage Investment Trust	—	230,753,581	230,753,581
Loans held for sale	8,128,914	—	8,128,914
	$ 434,203,662	$ 231,560,165	$ 665,763,827
Delinquent loans:			
30 days	$ 13,095,250	$ 1,996,821	$ 15,092,071
60 days	4,838,550	676,508	5,515,058
90 days or more:			
Not in foreclosure	8,289,129	1,210,270	9,499,399
In foreclosure	730,372	106,188	836,560
Foreclosed	3,716	2,732	6,448
	$ 26,957,017	$ 3,992,519	$ 30,949,536
Loans in bankruptcy	$ 1,852,396	$ 286,093	$ 2,138,489
Custodial funds managed by the Company (1)	$ 6,171,157	$ 2,391,875	$ 8,563,032

(1) Custodial funds are cash accounts holding funds on behalf of borrowers and investors relating to loans serviced under servicing agreements and are not recorded on the Company's consolidated balance sheets. The Company earns placement fees on certain of the custodial funds it manages on behalf of the loans' borrowers and investors. Placement fees are included in *Interest income* in the Company's consolidated statements of income.

	December 31, 2023		
	Servicing rights owned	Subservicing	Total loans serviced
		(in thousands)	
Investor:			
Non-affiliated entities:			
Originated	$ 352,790,614	$ —	$ 352,790,614
Purchased	17,478,397	—	17,478,397
	370,269,011	—	370,269,011
PennyMac Mortgage Investment Trust	—	232,653,069	232,653,069
Loans held for sale	4,294,689	—	4,294,689
	$ 374,563,700	$ 232,653,069	$ 607,216,769
Delinquent loans:			
30 days	$ 11,097,929	$ 1,808,516	$ 12,906,445
60 days	3,316,494	399,786	3,716,280
90 days or more:			
Not in foreclosure	6,941,325	1,031,299	7,972,624
In foreclosure	686,359	92,618	778,977
Foreclosed	8,133	4,295	12,428
	$ 22,050,240	$ 3,336,514	$ 25,386,754
Loans in bankruptcy	$ 1,523,218	$ 186,593	$ 1,709,811
Custodial funds managed by the Company (1)	$ 3,741,978	$ 1,759,974	$ 5,501,952

(1) Custodial funds are cash accounts holding funds on behalf of borrowers and investors relating to loans serviced under servicing agreements and are not recorded on the Company's consolidated balance sheets. The Company earns placement fees on certain of the custodial funds it manages on behalf of the loans' borrowers and investors. Placement fees are included in *Interest income* in the Company's consolidated statements of income.

Following is a summary of the geographical distribution of loans included in the Company's servicing portfolio for the top five and all other states as measured by UPB:

	December 31,	
State	2024	2023
	(in thousands)	
California	$ 76,364,993	$ 72,788,272
Texas	65,317,775	56,437,082
Florida	63,850,638	57,824,310
Virginia	36,428,575	35,376,266
Georgia (1)	28,499,141	—
Maryland (1)	—	26,746,355
All other states	395,302,705	358,044,484
	$ 665,763,827	$ 607,216,769

(1) Maryland and Georgia were not among the top five states as of December 31, 2024 and December 31, 2023, respectively, and are included in "All other states" as of those dates.

Note 6—Fair Value

Most of the Company's assets and certain of its liabilities are measured at or based on their fair values. The application of fair value may be on a recurring or nonrecurring basis depending on the accounting principles applicable to the specific asset or liability and whether the Company has elected to carry the item at its fair value as discussed in the following paragraphs.

Fair Value Accounting Elections

The Company identified its MSRs, its MSLs and all of its non-cash financial assets, to be accounted for at fair value so changes in fair value will be reflected in income as they occur and more timely reflect the results of the Company's performance.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Following is a summary of assets and liabilities that are measured at fair value on a recurring basis:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets:				
Short-term investment	$ 420,553	$ —	$ —	$ 420,553
Principal-only stripped mortgage-backed securities	—	825,865	—	825,865
Loans held for sale	—	7,783,415	434,053	8,217,468
Derivative assets:				
Interest rate lock commitments	—	—	56,946	56,946
Forward purchase contracts	—	3,701	—	3,701
Forward sales contracts	—	152,526	—	152,526
MBS put options	—	3,278	—	3,278
Put options on interest rate futures purchase contracts	12,592	—	—	12,592
Call options on interest rate futures purchase contracts	3,250	—	—	3,250
Total derivative assets before netting	15,842	159,505	56,946	232,293
Netting	—	—	—	(119,217)
Total derivative assets	15,842	159,505	56,946	113,076
Mortgage servicing rights	—	—	8,744,528	8,744,528
Investment in PennyMac Mortgage Investment Trust	944	—	—	944
	$ 437,339	$ 8,768,785	$ 9,235,527	$ 18,322,434
Liabilities:				
Derivative liabilities:				
Interest rate lock commitments	$ —	$ —	$ 23,381	$ 23,381
Forward purchase contracts	—	66,646	—	66,646
Forward sales contracts	—	12,854	—	12,854
Total derivative liabilities before netting	—	79,500	23,381	102,881
Netting	—	—	—	(61,981)
Total derivative liabilities	—	79,500	23,381	40,900
Mortgage servicing liabilities	—	—	1,683	1,683
	$ —	$ 79,500	$ 25,064	$ 42,583

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets:				
Short-term investment	$ 10,268	$ —	$ —	$ 10,268
Loans held for sale	—	3,942,127	478,564	4,420,691
Derivative assets:				
Interest rate lock commitments	—	—	90,313	90,313
Forward purchase contracts	—	78,448	—	78,448
Forward sales contracts	—	6,151	—	6,151
MBS put options	—	413	—	413
MBS call options	—	6,265	—	6,265
Put options on interest rate futures purchase contracts	11,043	—	—	11,043
Call options on interest rate futures purchase contracts	66,176	—	—	66,176
Total derivative assets before netting	77,219	91,277	90,313	258,809
Netting	—	—	—	(79,730)
Total derivative assets	77,219	91,277	90,313	179,079
Mortgage servicing rights	—	—	7,099,348	7,099,348
Investment in PennyMac Mortgage Investment Trust	1,121	—	—	1,121
	$ 88,608	$ 4,033,404	$ 7,668,225	$ 11,710,507
Liabilities:				
Derivative liabilities:				
Interest rate lock commitments	$ —	$ —	$ 720	$ 720
Forward purchase contracts	—	5,141	—	5,141
Forward sales contracts	—	92,796	—	92,796
Call options on interest rate futures sales contracts	3,209	—	—	3,209
Total derivative liabilities before netting	3,209	97,937	720	101,866
Netting	—	—	—	(48,591)
Total derivative liabilities	3,209	97,937	720	53,275
Mortgage servicing liabilities	—	—	1,805	1,805
	$ 3,209	$ 97,937	$ 2,525	$ 55,080

As shown above, certain of the Company's loans held for sale, IRLCs, MSRs, and MSLs are measured using Level 3 fair value inputs. Following are roll forwards of assets and liabilities measured at fair value using "Level 3" fair value inputs at either the beginning or the end of the year presented for each of the three years ended December 31, 2024:

Assets	Year ended December 31, 2024			
	Loans held for sale	Interest rate lock commitments, net (1)	Mortgage servicing rights	Total
	(in thousands)			
Balance, December 31, 2023	$ 478,564	$ 89,593	$ 7,099,348	$ 7,667,505
Purchases and issuances, net	4,145,555	542,245	—	4,687,800
Capitalization of interest and servicing advances	45,848	—	—	45,848
Sales and repayments	(1,562,159)	—	—	(1,562,159)
Mortgage servicing rights resulting from loan sales	—	—	2,280,830	2,280,830
Changes in fair value included in income arising from:				
Changes in instrument-specific credit risk	106,723	—	—	106,723
Other factors	(1,215)	38,645	(433,464)	(396,034)
	105,508	38,645	(433,464)	(289,311)
Transfers:				
From Level 3 to Level 2	(2,779,090)	—	—	(2,779,090)
To real estate acquired in settlement of loans	(173)	—	—	(173)
To loans held for sale	—	(636,918)	—	(636,918)
Exchange of mortgage servicing spread for interest-only stripped mortgage-backed securities	—	—	(202,186)	(202,186)
Balance, December 31, 2024	$ 434,053	$ 33,565	$ 8,744,528	$ 9,212,146
Changes in fair value recognized during the year relating to assets still held at December 31, 2024	$ 21,177	$ 33,565	$ (417,312)	$ (362,570)

(1) For the purpose of this table, the IRLC asset and liability positions are shown net.

Liabilities	Year ended December 31, 2024
	(in thousands)
Mortgage servicing liabilities:	
Balance, December 31, 2023	$ 1,805
Changes in fair value included in income	(122)
Balance, December 31, 2024	$ 1,683
Changes in fair value recognized during the year relating to liabilities still outstanding at December 31, 2024	$ (122)

Assets	Loans held for sale	Interest rate lock commitments, net (1)	Mortgage servicing rights	Total
	Year ended December 31, 2023			
	(in thousands)			
Balance, December 31, 2022	$ 345,772	$ 25,844	$ 5,953,621	$ 6,325,237
Purchases and issuances, net	2,353,958	286,581	—	2,640,539
Capitalization of interest and servicing advances	39,625	—	—	39,625
Sales and repayments	(654,490)	—	(305)	(654,795)
Mortgage servicing rights resulting from loan sales	—	—	1,849,957	1,849,957
Changes in fair value included in income arising from:				
Changes in instrument-specific credit risk	69,934	—	—	69,934
Other factors	(1,161)	130,424	(605,859)	(476,596)
	68,773	130,424	(605,859)	(406,662)
Transfers:				
From Level 3 to Level 2	(1,674,624)	—	—	(1,674,624)
To real estate acquired in settlement of loans	(450)	—	—	(450)
To loans held for sale	—	(353,256)	—	(353,256)
Exchange of mortgage servicing spread for interest-only stripped mortgage-backed securities	—	—	(98,066)	(98,066)
Balance, December 31, 2023	$ 478,564	$ 89,593	$ 7,099,348	$ 7,667,505
Changes in fair value recognized during the year relating to assets still held at December 31, 2023	$ 33,187	$ 89,593	$ (605,859)	$ (483,079)

(1) For the purpose of this table, the IRLC asset and liability positions are shown net.

Liabilities	Year ended December 31, 2023
	(in thousands)
Mortgage servicing liabilities:	
Balance, December 31, 2022	$ 2,096
Changes in fair value included in income	(291)
Balance, December 31, 2023	$ 1,805
Changes in fair value recognized during the year relating to liabilities still outstanding at December 31, 2023	$ (291)

Assets	Year ended December 31, 2022 Loans held for sale	Interest rate lock commitments, net (1)	Mortgage servicing rights	Total
		(in thousands)		
Balance, December 31, 2021	$ 1,128,876	$ 322,193	$ 3,878,078	$ 5,329,147
Purchases and issuances, net	3,338,743	369,769	3,993	3,712,505
Capitalization of interest and servicing advances	60,589	—	—	60,589
Sales and repayments	(1,378,441)	—	—	(1,378,441)
Mortgage servicing rights resulting from loan sales	—	—	1,718,094	1,718,094
Changes in fair value included in income arising from:				
Changes in instrument-specific credit risk	(41,483)	—	—	(41,483)
Other factors	(25,156)	(624,905)	353,456	(296,605)
	(66,639)	(624,905)	353,456	(338,088)
Transfers:				
From Level 3 to Level 2	(2,736,940)	—	—	(2,736,940)
To real estate acquired in settlement of loans	(416)	—	—	(416)
To loans held for sale	—	(41,213)	—	(41,213)
Balance, December 31, 2022	$ 345,772	$ 25,844	$ 5,953,621	$ 6,325,237
Changes in fair value recognized during the year relating to assets still held at December 31, 2022	$ (26,699)	$ 25,844	$ 353,456	$ 352,601

(1) For the purpose of this table, the IRLC asset and liability positions are shown net.

Liabilities	Year ended December 31, 2022
	(in thousands)
Mortgage servicing liabilities:	
Balance, December 31, 2021	$ 2,816
Changes in fair value included in income	(720)
Balance, December 31, 2022	$ 2,096
Changes in fair value recognized during the year relating to liabilities still outstanding at December 31, 2022	$ (720)

The Company had transfers among the fair value levels arising from the return to salability in the active secondary market of certain loans held for sale and from transfers of IRLCs to loans held for sale at fair value upon purchase or funding.

Assets and Liabilities Measured at Fair Value under the Fair Value Option

Net changes in fair values included in income for assets and liabilities carried at fair value as a result of the Company's election of the fair value option by income statement line item are summarized below:

	Year ended December 31,								
	2024			2023			2022		
	Net gains on loans held for sale at fair value	Net loan servicing fees	Total	Net gains on loans held for sale at fair value	Net loan servicing fees	Total	Net gains on loans held for sale at fair value	Net loan servicing fees	Total
	(in thousands)								
Assets:									
Principal-only stripped mortgage-backed securities	$ —	$ (38,201)	$ (38,201)	$ —	$ —	$ —	$ —	$ —	$ —
Loans held for sale	624,304	—	624,304	440,482	—	440,482	(219,054)	—	(219,054)
Mortgage servicing rights	—	(433,464)	(433,464)	—	(605,859)	(605,859)	—	353,456	353,456
	$ 624,304	$ (471,665)	$ 152,639	$ 440,482	$ (605,859)	$ (165,377)	$ (219,054)	$ 353,456	$ 134,402
Liabilities:									
Mortgage servicing liabilities	$ —	$ 122	$ 122	$ —	$ 291	$ 291	$ —	$ 720	$ 720

Following are the fair value and related principal amounts due upon maturity of assets accounted for under the fair value option:

	December 31, 2024			December 31, 2023		
Loans held for sale	Fair value	Principal amount due upon maturity	Difference	Fair value	Principal amount due upon maturity	Difference
	(in thousands)					
Current through 89 days delinquent	$ 8,187,561	$ 8,089,532	$ 98,029	$ 4,378,042	$ 4,233,764	$ 144,278
90 days or more delinquent:						
Not in foreclosure	24,663	27,901	(3,238)	35,253	38,922	(3,669)
In foreclosure	5,244	11,481	(6,237)	7,396	22,003	(14,607)
	$ 8,217,468	$ 8,128,914	$ 88,554	$ 4,420,691	$ 4,294,689	$ 126,002

Assets Measured at Fair Value on a Nonrecurring Basis

Following is a summary of assets held at year end that were measured based on fair value on a nonrecurring basis during the year:

Real estate acquired in settlement of loans	Level 1	Level 2	Level 3	Total
	(in thousands)			
December 31, 2024	$ —	$ —	$ 5,238	$ 5,238
December 31, 2023	$ —	$ —	$ 2,669	$ 2,669

The following table summarizes the total net losses recognized on assets measured based on fair values on a nonrecurring basis during the year:

	Year ended December 31,		
	2024	2023	2022
	(in thousands)		
Real estate acquired in settlement of loans	$ (2,384)	$ (710)	$ (523)

Fair Value of Financial Instruments Carried at Amortized Cost

The Company's *Assets sold under agreements to repurchase, Mortgage loan participation purchase and sale agreements, Notes payable secured by mortgage servicing assets* and *Unsecured senior notes* are carried at amortized cost.

These liabilities are classified as "Level 3" fair value items due to the Company's reliance on unobservable inputs to estimate their fair values. The Company has concluded that the fair values of these liabilities other than the *Notes payable secured by mortgage servicing assets* and the *Unsecured senior notes* approximate their carrying values due to their short terms and/or variable interest rates.

The Company estimates the fair value of the term notes and term loans included in *Notes payable secured by mortgage servicing assets* and the *Unsecured senior notes* using indications of fair value provided by non-affiliate brokers, pricing services and internal estimates of fair value. The fair value and carrying value of these liabilities are summarized below:

	December 31, 2024		December 31, 2023	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Term notes and term loans	$ 1,742,421	$ 1,724,120	$ 1,730,000	$ 1,724,290
Unsecured senior notes	$ 3,172,983	$ 3,164,032	$ 2,467,750	$ 2,519,651

Valuation Governance

Most of the Company's financial assets, and all of its derivatives, MSRs, and MSLs are carried at fair value with changes in fair value recognized in current period income. Certain of the Company's financial assets and derivatives and all of its MSRs and MSLs are "Level 3" fair value assets and liabilities which require use of unobservable inputs that are significant to the estimation of the items' fair values. Unobservable inputs reflect the Company's own judgments about the factors that market participants use in pricing an asset or liability, and are based on the best information available under the circumstances.

Due to the difficulty in estimating the fair values of "Level 3" fair value assets and liabilities, the Company has assigned responsibility for estimating the fair values of these assets and liabilities to specialized staff within its capital markets group and subjects the valuation process to significant senior management oversight.

With respect to "Level 3" valuations other than IRLCs, the capital markets valuation staff reports to the Company's senior management valuation subcommittee, which oversees the valuations. The capital markets valuation staff monitors the models used for valuation of the Company's "Level 3" fair value assets and liabilities, including the models' performance versus actual results, and reports those results as well as changes in the valuation of the non-IRLC "Level 3" fair value assets and liabilities, including major factors affecting the valuations and any changes in model methods and inputs, to the Company's senior management valuation subcommittee. The Company's senior management valuation subcommittee includes the Company's chief financial, credit, and capital markets officers as well as other senior members of the Company's finance, risk management and capital markets staffs.

To assess the reasonableness of its valuations, the capital markets valuation staff presents an analysis of the effect on the valuations of changes to the significant inputs to the models and, for MSRs, comparisons of its estimates of fair value to those procured from non-affiliate brokers and published surveys.

The fair value of the Company's IRLCs is developed by its capital markets risk management staff and is reviewed by its capital markets operations staff.

Valuation Techniques and Inputs

Following is a description of the techniques and inputs used in estimating the fair values of "Level 2" and "Level 3" fair value assets and liabilities:

Principal-Only Stripped Mortgage-Backed Securities

The Company categorizes principal-only stripped MBS as "Level 2" fair value financial instruments. Fair values of these securities are established based on quoted market prices for these or similar securities.

Loans Held for Sale

Most of the Company's loans held for sale at fair value are saleable into active markets with observable significant inputs to the estimation of fair value and are therefore categorized as "Level 2" fair value assets. The fair values of "Level 2" fair value loans are determined using their contracted selling price or quoted market price or market price equivalent.

Certain of the Company's loans held for sale are not saleable into active markets with observable significant inputs to the estimation of fair value and are therefore categorized as "Level 3" fair value assets. Loans held for sale categorized as "Level 3" fair value assets include:

- Closed-end second lien mortgage loans. At present, there is no active market with significant observable inputs to the estimation of fair value of the closed-end second lien mortgage loans the Company produces.

- Early buy out ("EBO") loans. EBO loans are government guaranteed or insured loans purchased by the Company from Ginnie Mae guaranteed securities in its loan servicing portfolio. The Company's right to purchase a government guaranteed or insured loan from a Ginnie Mae security arises as the result of the loan being at least three months delinquent on the date of purchase by the Company and provides an alternative to the Company's obligation to continue advancing principal and interest at the coupon rate of the related Ginnie Mae security. Such a loan may be resold to an investor and thereafter may be repurchased to the extent it becomes eligible for resale into a new Ginnie Mae guaranteed security.

  A loan becomes eligible for resale into a new Ginnie Mae security when the loan becomes current either through completion of a modification of the loan's terms or after three months of timely payments following either the completion of certain types of payment deferral programs or borrower reperformance and when the issuance date of the new security is at least 120 days after the date the loan was last delinquent.

- Loans with identified defects. Loans that are not saleable into active markets due to identification of a defect by the Company or to the repurchase by the Company of a loan with an identified defect.

The Company uses a discounted cash flow model to estimate the fair value of its "Level 3" fair value loans held for sale. The significant unobservable inputs used in the fair value measurement of the Company's "Level 3" fair value loans held for sale are discount rates, home price projections and voluntary and total prepayment/resale speeds. Significant changes in any of those inputs in isolation could result in a significant change to the loans' fair value measurement. Increases in home price projections are generally accompanied by an increase in voluntary prepayment speeds.

Following is a quantitative summary of key “Level 3” fair value inputs used in the valuation of loans held for sale at fair value:

	December 31,	
	2024	2023
Fair value (in thousands)	$ 434,053	$ 478,564
Key inputs (1):		
Discount rate:		
Range	6.5% – 9.3%	7.1% – 10.2%
Weighted average	7.0%	7.2%
Twelve-month projected housing price index change:		
Range	2.2% – 2.8%	0.3% – 0.5%
Weighted average	2.3%	0.5%
Voluntary prepayment/resale speed (2):		
Range	6.4% – 34.4%	4.0% – 36.9%
Weighted average	22.0%	24.8%
Total prepayment/resale speed (3):		
Range	6.5% – 41.3%	4.0% – 50.3%
Weighted average	23.9%	32.2%

(1) Weighted average inputs are based on fair value of the “Level 3” loans.

(2) Voluntary prepayment/resale speed is measured using life voluntary Conditional Prepayment Rate (“CPR”).

(3) Total prepayment speed is measured using life total CPR, which includes both voluntary and involuntary prepayment/resale rates.

Changes in fair value relating to loans held for sale as the result of changes in the loan’s instrument specific credit risk are indicated by successful modifications of the loan’s terms or changes in the respective loan’s delinquency status and performance history at year end from the later of the beginning of the year or acquisition date. Changes in fair value of loans held for sale are included in *Net gains on loans held for sale at fair value* in the Company’s consolidated statements of income.

Derivative Financial Instruments

Interest Rate Lock Commitments

The Company categorizes IRLCs as “Level 3” fair value assets or liabilities. The Company estimates the fair value of IRLCs based on quoted Agency MBS prices, its estimate of the fair value of the MSRs it expects to receive in the sale of the loans and the probability that the loans will fund or be purchased (the “pull-through rate”).

The significant unobservable inputs used in the fair value measurement of the Company’s IRLCs are the pull-through rate and the MSR component of the Company’s estimate of the fair value of the mortgage loans it has committed to purchase. Significant changes in the pull-through rate or the MSR component of the IRLCs, in isolation, could result in significant changes in the IRLCs’ fair value measurement. The financial effects of changes in these inputs are generally inversely correlated as increasing interest rates have a positive effect on the MSR component of IRLC fair value, but increase the pull-through rate for the loan principal and interest payment cash flow component, which has decreased in fair value. Initial recognition and changes in fair value of IRLCs are included in *Net gains on loans acquired for sale at fair value* in the Company’s consolidated statements of income.

Following is a quantitative summary of key unobservable inputs used in the valuation of IRLCs:

	December 31,	
	2024	2023
Fair value (in thousands) (1)	$ 33,565	$ 89,593
Committed amount (in thousands)	7,801,677	6,349,628
Key inputs (2):		
Pull-through rate:		
Range	29.8% – 100%	10.2% – 100%
Weighted average	88.2%	81.1%
Mortgage servicing rights fair value expressed as:		
Servicing fee multiple:		
Range	1.0 – 8.6	1.1 – 7.3
Weighted average	5.4	4.2
Percentage of loan commitment amount:		
Range	0.3% – 4.6%	0.3% – 4.3%
Weighted average	2.4%	1.9%

(1) For purposes of this table, the IRLC assets and liability positions are shown net.

(2) Weighted average inputs are based on the committed amounts.

Hedging Derivatives

Hedging derivatives that are actively traded on exchanges are categorized by the Company as "Level 1" fair value assets and liabilities. Hedging derivatives whose fair values are based on observable MBS prices or interest rate volatilities in the MBS market are categorized as "Level 2" fair value assets and liabilities.

Changes in the fair value of hedging derivatives are included in *Net gains on loans acquired for sale at fair value*, or *Net loan servicing fees – Mortgage servicing rights hedging results*, as applicable, in the Company's consolidated statements of income.

Mortgage Servicing Rights

MSRs are categorized as "Level 3" fair value assets. The Company uses a discounted cash flow approach to estimate the fair value of MSRs. The key inputs used in the estimation of the fair value of MSRs include the applicable prepayment rate (prepayment speed), pricing spread (a component of discount rate), and annual per-loan cost to service the underlying loans, all of which are unobservable. Significant changes to any of those inputs in isolation could result in a significant change in the MSR fair value measurement. Changes in these key inputs are not directly related. Changes in the fair value of MSRs are included in *Net loan servicing fees—Change in fair value of mortgage servicing rights and mortgage servicing liabilities* in the Company's consolidated statements of income.

Following are the key inputs used in determining the fair value of MSRs received by the Company when it retains the obligation to service the mortgage loans it sells:

	Year ended December 31,		
	2024	2023	2022
	(Amount recognized and unpaid principal balance of underlying mortgage loans amounts in thousands)		
Amount recognized	$2,280,830	$1,849,957	$1,718,094
Pool characteristics:			
Unpaid principal balance of underlying mortgage loans	$100,662,790	$86,606,196	$83,569,657
Weighted average servicing fee rate (in basis points)	45	46	44
Key inputs (1):			
Annual total prepayment speed (2):			
Range	6.4% – 25.8%	7.2% – 23.2%	5.1% – 23.4%
Weighted average	10.1%	10.7%	9.4%
Equivalent average life (in years):			
Range	3.5 – 9.9	3.0 – 9.8	3.7 – 9.4
Weighted average	8.0	7.7	8.1
Pricing spread (3):			
Range	4.9% – 12.6%	5.5% – 12.6%	5.5% – 16.1%
Weighted average	5.8%	6.8%	7.8%
Annual per-loan cost of servicing:			
Range	$69 – $127	$68 – $127	$71 – $177
Weighted average	$99	$99	$104

(1) Weighted average inputs are based on UPB of the underlying loans.

(2) Annual total prepayment speed is measured using life total CPR, which includes both voluntary and involuntary prepayments. Equivalent average life is provided as supplementary information.

(3) Pricing spread represents a margin that is applied to a reference interest rate's forward rate curve to develop periodic discount rates. The Company applies a pricing spread to a derived United States Treasury Securities ("Treasury") yield curve for purposes of discounting cash flows relating to MSRs.

Following is a quantitative summary of key inputs used in the valuation of the Company's MSRs at year end and the effect on the fair value from adverse changes in those inputs:

	December 31,	
	2024	2023
	(Fair value, unpaid principal balance of underlying mortgage loans and effect on fair value amounts in thousands)	
Fair value	$ 8,744,528	$ 7,099,348
Underlying loan characteristics:		
Unpaid principal balance	$ 426,055,220	$ 370,244,119
Weighted average note interest rate	4.5%	4.1%
Weighted average servicing fee rate (in basis points)	38	38
Key inputs (1):		
Annual total prepayment speed (2):		
Range	5.9% – 17.7%	6.1% – 17.8%
Weighted average	7.8%	8.3%
Equivalent average life (in years):		
Range	2.7 – 9.1	3.0 – 9.0
Weighted average	8.4	8.1
Effect on fair value of (3):		
5% adverse change	($126,224)	($107,757)
10% adverse change	($248,349)	($211,643)
20% adverse change	($481,100)	($408,638)
Pricing spread (4):		
Range	5.0% – 11.3%	5.5% – 12.6%
Weighted average	6.2%	6.4%
Effect on fair value of (3):		
5% adverse change	($113,419)	($94,307)
10% adverse change	($223,960)	($186,129)
20% adverse change	($436,805)	($362,671)
Per-loan annual cost of servicing:		
Range	$68 – $130	$70 – $135
Weighted average	$105	$107
Effect on fair value of (3):		
5% adverse change	($48,830)	($44,572)
10% adverse change	($97,661)	($89,145)
20% adverse change	($195,321)	($178,289)

(1) Weighted average inputs are based on UPB of the underlying loans.

(2) Annual total prepayment speed is measured using life total CPR, which includes both voluntary and involuntary prepayments. Equivalent average life is provided as supplementary information.

(3) These analyses hold constant all of the inputs other than the input that is being changed in order to show an estimate of the effect on fair value of a change in a specific input. The Company expects that in a market shock event, multiple inputs would be affected and the effects of these changes may compound or counteract each other. Therefore, these analyses are not projections of the effects of a shock event or a change in the estimate of an input and should not be relied upon as earnings projections.

(4) The Company applies a pricing spread to a derived Treasury yield curve for purposes of discounting cash flows relating to MSRs.

Mortgage Servicing Liabilities

MSLs are categorized as “Level 3” fair value liabilities. The Company uses a discounted cash flow approach to estimate the fair value of MSLs. The key inputs used in the estimation of the fair value of MSLs include the annual total prepayment speed, applicable pricing spread, and the per-loan annual cost of servicing the underlying loans. Changes in the fair value of MSLs are included in *Net servicing fees—Change in fair value of mortgage servicing rights and mortgage servicing liabilities* in the consolidated statements of income.

Following are the key inputs used in determining the fair value of MSLs:

	December 31,	
	2024	2023
Fair value (in thousands)	$ 1,683	$ 1,805
Underlying loan characteristics:		
Unpaid principal balance of underlying loans (in thousands)	$ 19,528	$ 24,892
Servicing fee rate (in basis points)	25	25
Key inputs (1):		
Annual total prepayment speed (2)	15.7%	16.1%
Equivalent average life (in years)	5.1	5.1
Pricing spread (3)	8.6%	8.3%
Per-loan annual cost of servicing	$ 969	$ 1,043

(1) Weighted average inputs are based on UPB of the underlying mortgage loans.

(2) Annual total prepayment speed is measured using life total CPR, which includes both voluntary and involuntary prepayments. Equivalent average life is provided as supplementary information.

(3) The Company applies a pricing spread to a derived Treasury yield curve for purposes of discounting cash flows relating to MSLs.

Note 7—Principal-Only Stripped Mortgage-Backed Securities

Following is a summary of activity in the Company’s investment in principal-only stripped MBS:

	Year ended December 31, 2024
	(in thousands)
Balance at beginning of year	$ —
Purchases	935,356
Repayments	(96,516)
Changes in fair value included in income arising from:	
Accrual of purchase discounts	25,226
Valuation adjustments	(38,201)
	(12,975)
Balance at end of year	$ 825,865
Fair value of principal-only stripped mortgage-backed securities to secure *Assets sold under agreements to repurchase*	$ 825,865

Following is a summary of the Company’s investment in principal-only stripped MBS:

	December 31, 2024
	(in thousands)
Principal balance	$ 1,061,484
Unearned discounts	(197,418)
Cumulative valuation changes	(38,201)
Fair value	$ 825,865

All of the Company's principal-only stripped MBS had contractual maturities of over ten years.

Note 8—Loans Held for Sale at Fair Value

Loans held for sale at fair value are summarized below:

Mortgage type	December 31, 2024	December 31, 2023
	(in thousands)	
Government-insured or guaranteed	$ 4,154,069	$ 2,099,135
Conventional conforming	3,127,082	1,821,085
Jumbo	502,264	21,907
Closed-end second lien	272,285	322,015
Purchased from Ginnie Mae securities serviced by the Company	145,026	146,585
Repurchased pursuant to representations and warranties	16,742	9,964
	$ 8,217,468	$ 4,420,691
Fair value of loans pledged to secure:		
Assets sold under agreements to repurchase	$ 7,612,832	$ 3,858,977
Mortgage loan participation purchase and sale agreements	528,002	470,524
	$ 8,140,834	$ 4,329,501

Note 9—Derivative Financial Instruments

Derivative Notional Amounts and Fair Value of Derivatives

The Company had the following derivative financial instruments recorded on its consolidated balance sheets:

Derivative instrument	December 31, 2024 Notional amount (1)	December 31, 2024 Fair value Derivative assets	December 31, 2024 Fair value Derivative liabilities	December 31, 2023 Notional amount (1)	December 31, 2023 Fair value Derivative assets	December 31, 2023 Fair value Derivative liabilities
	(in thousands)					
Not subject to master netting arrangements:						
Interest rate lock commitments	7,801,677	$ 56,946	$ 23,381	6,349,628	$ 90,313	$ 720
Subject to master netting arrangements (2):						
Forward purchase contracts	12,760,764	3,701	66,646	15,863,667	78,448	5,141
Forward sales contracts	23,440,334	152,526	12,854	14,477,159	6,151	92,796
MBS put options	450,000	3,278	—	2,925,000	413	—
MBS call options	—	—	—	1,000,000	6,265	—
Put options on interest rate futures purchase contracts	4,270,000	12,592	—	8,717,500	11,043	—
Call options on interest rate futures purchase contracts	7,600,000	3,250	—	4,250,000	66,176	3,209
Treasury futures purchase contracts	7,467,000	—	—	5,986,500	—	—
Treasury futures sale contracts	10,521,000	—	—	10,677,000	—	—
Total derivatives before netting		232,293	102,881		258,809	101,866
Netting		(119,217)	(61,981)		(79,730)	(48,591)
		$ 113,076	$ 40,900		$ 179,079	$ 53,275
Deposits received from derivative counterparties included in the derivative balances above, net		$ (57,236)			$ (31,139)	

(1) Notional amounts provide an indication of the volume of the Company's derivative activity.

(2) All of these interest rate derivatives are used for hedging purposes as economic hedges.

Derivative Assets, Financial Instruments, and Cash Collateral Held by Counterparty

The following table summarizes by significant counterparty the amount of derivative asset positions after considering master netting arrangements and financial instruments or cash pledged that do not meet the accounting guidance qualifying for netting.

	December 31, 2024				December 31, 2023			
		Gross amount not offset in the consolidated balance sheet				Gross amount not offset in the consolidated balance sheet		
Counterparty	Net amount of assets in the consolidated balance sheet	Financial instruments	Cash collateral received	Net amount	Net amount of assets in the consolidated balance sheet	Financial instruments	Cash collateral received	Net amount
	(in thousands)							
Interest rate lock commitments	$ 56,946	$ —	$ —	$ 56,946	$ 90,313	$ —	$ —	$ 90,313
RJ O' Brien	15,842	—	—	15,842	74,010	—	—	74,010
Morgan Stanley Bank, N.A.	15,260	—	—	15,260	—	—	—	—
Bank of America, N.A.	8,221	—	—	8,221	—	—	—	—
Bank of Montreal	3,781	—	—	3,781	137	—	—	137
Athene Annuity & Life Assurance Company	2,352	—	—	2,352	—	—	—	—
BNP Paribas	2,260	—	—	2,260	157	—	—	157
Mizuho Bank, Ltd.	1,683	—	—	1,683	1,467	—	—	1,467
Citibank, N.A.	657	—	—	657	2,947	—	—	2,947
Goldman Sachs	—	—	—	—	8,473	—	—	8,473
Others	6,074	—	—	6,074	1,575	—	—	1,575
	$ 113,076	$ —	$ —	$ 113,076	$ 179,079	$ —	$ —	$ 179,079

Derivative Liabilities, Financial Instruments, and Collateral Held by Counterparty

The following table summarizes by significant counterparty the amount of derivative liabilities and assets sold under agreements to repurchase after considering master netting arrangements and financial instruments or cash pledged that do not qualify under the accounting guidance for netting. All assets sold under agreements to repurchase are secured by sufficient collateral with fair values that exceed the liability amount recorded on the consolidated balance sheets.

	December 31, 2024				December 31, 2023			
		Gross amounts not offset in the consolidated balance sheet				Gross amounts not offset in the consolidated balance sheet		
Counterparty	Net amount of liabilities in the consolidated balance sheet	Financial instruments (1)	Cash collateral pledged	Net amount	Net amount of liabilities in the consolidated balance sheet	Financial instruments (1)	Cash collateral pledged	Net amount
	(in thousands)							
Interest rate lock commitments	$ 23,381	$ —	$ —	$ 23,381	$ 720	$ —	$ —	$ 720
Atlas Securitized Products, L.P.	1,938,756	(1,938,756)	—	—	1,210,473	(1,210,473)	—	—
Bank of America, N.A.	1,294,213	(1,294,213)	—	—	875,766	(872,148)	—	3,618
JPMorgan Chase Bank, N.A.	1,220,822	(1,214,559)	—	6,263	243,225	(243,225)	—	—
Wells Fargo Bank, N.A.	795,119	(789,305)	—	5,814	116,275	(114,647)	—	1,628
Royal Bank of Canada	785,597	(785,597)	—	—	457,743	(457,743)	—	—
BNP Paribas	568,790	(568,790)	—	—	185,425	(185,425)	—	—
Morgan Stanley Bank, N.A.	472,659	(472,659)	—	—	195,714	(164,149)	—	31,565
Citibank, N.A.	455,426	(455,426)	—	—	174,221	(174,221)	—	—
Goldman Sachs	336,894	(336,624)	—	270	178,751	(178,751)	—	—
Santander US Capital Markets LLC	282,077	(282,077)	—	—	—	—	—	—
Barclays Capital	258,559	(254,750)	—	3,809	128,488	(118,667)	—	9,821
Nomura Corporate Funding Americas	175,000	(175,000)	—	—	50,000	(50,000)	—	—
Mizuho Bank, Ltd.	125,000	(125,000)	—	—	—	—	—	—
Others	1,363	—	—	1,363	5,923	—	—	5,923
	$ 8,733,656	$ (8,692,756)	$ —	$ 40,900	$ 3,822,724	$ (3,769,449)	$ —	$ 53,275

(1) Amounts represent the UPB of *Assets sold under agreements to repurchase*.

Following are the gains (losses) recognized by the Company on derivative financial instruments and the income statement line items where such gains and losses are included:

		Year ended December 31,		
Derivative activity	Consolidated income statement line	2024	2023	2022
		(in thousands)		
Interest rate lock commitments	Net gains on loans held for sale at fair value (1)	$ (56,028)	$ 63,749	$ (296,349)
Hedged item:				
Interest rate lock commitments and loans held for sale	Net gains on loans held for sale at fair value	$ 251,305	$ 46,941	$ 1,326,964
Mortgage servicing rights	Net loan servicing fees–Mortgage servicing rights hedging results	$ (794,282)	$ (236,778)	$ (631,484)

(1) Represents net change in fair value of IRLCs from the beginning to the end of the year. Amounts recognized at the date of commitment and fair value changes recognized during the period until purchase of the underlying loans are shown in the rollforward of IRLCs for the year in Note 6 – Fair Value – *Assets and Liabilities Measured at Fair Value on a Recurring Basis.*

Note 10—Mortgage Servicing Rights and Mortgage Servicing Liabilities

Mortgage Servicing Rights at Fair Value:

The activity in MSRs is as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Balance at beginning of year	$ 7,099,348	$ 5,953,621	$ 3,878,078
Additions (deductions):			
MSRs resulting from loan sales	2,280,830	1,849,957	1,718,094
Purchases	—	—	3,993
Transfer of mortgage servicing rights relating to delinquent loans to Agency	—	(305)	—
Exchange of mortgage servicing spread for interest-only stripped mortgage-backed securities	(202,186)	(98,066)	—
	2,078,644	1,751,586	1,722,087
Change in fair value due to:			
Changes in inputs used in valuation model (1)	407,423	56,757	877,324
Other changes in fair value (2)	(840,887)	(662,616)	(523,868)
Total change in fair value	(433,464)	(605,859)	353,456
Balance at end of year	$ 8,744,528	$ 7,099,348	$ 5,953,621
Unpaid principal balance of underlying loans at end of year	$ 426,055,220	$ 370,244,119	$ 314,567,639

	December 31,	
	2024	2023
	(in thousands)	
Fair value of mortgage servicing rights pledged to secure *Assets sold under agreements to repurchase* and *Notes payable secured by mortgage servicing assets*	$ 8,609,388	$ 7,033,892

(1) Principally reflects changes in pricing spread, annual total prepayment speed, per loan annual cost of servicing and UPB of underlying loan inputs.

(2) Represents changes due to realization of cash flows.

Mortgage Servicing Liabilities at Fair Value:

The activity in MSLs is summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Balance at beginning of year	$ 1,805	$ 2,096	$ 2,816
Changes in fair value due to:			
Changes in inputs used in valuation model (1)	35	(50)	(347)
Other changes in fair value (2)	(157)	(241)	(373)
Total change in fair value	(122)	(291)	(720)
Balance at end of year	$ 1,683	$ 1,805	$ 2,096
Unpaid principal balance of underlying loans at end of year	$ 19,528	$ 24,892	$ 33,157

(1) Principally reflects changes in annual total prepayment speed, pricing spread and per loan annual cost of servicing.

(2) Represents changes due to realization of cash flows.

Contractual servicing fees relating to MSRs and MSLs are recorded in *Net loan servicing fees—Loan servicing fees—From non-affiliates* on the consolidated statements of income; late charges and other ancillary fees relating to MSRs and MSLs are recorded in *Net loan servicing fees—Loan servicing fees—Other* on the Company's consolidated statements of income. Such amounts are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Contractual servicing fees	$ 1,529,452	$ 1,268,650	$ 1,054,828
Other fees:			
Late charges	73,227	55,685	40,583
Other	13,705	9,539	13,742
	$ 1,616,384	$ 1,333,874	$ 1,109,153

Note 11—Capitalized Software

Capitalized software included in *Other* assets is summarized below:

	December 31,	
	2024	2023
	(in thousands)	
Cost	$ 286,467	$ 266,124
Less: Accumulated amortization	(165,665)	(117,388)
	$ 120,802	$ 148,736

Amortization and impairment of capitalized software included in *Technology* expense are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Amortization	$ 48,169	$ 43,462	$ 23,955
Impairment	$ 147	$ 46	$ —

Note 12—Furniture, Fixtures, Equipment and Building Improvements

Furniture, fixtures, equipment and building improvements, included in *Other* assets are summarized below:

	December 31,	
	2024	2023
	(in thousands)	
Furniture, fixtures, equipment and building improvements	$ 84,382	$ 82,667
Less: Accumulated depreciation and amortization	(71,466)	(63,651)
	$ 12,916	$ 19,016

Depreciation and amortization expenses included in *Occupancy and equipment* expense are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Depreciation and amortization expenses	$ 7,815	$ 9,752	$ 10,454

Note 13—Leases

The Company has operating lease agreements relating to its office facilities. The Company's operating lease agreements have remaining terms ranging from less than one year to six years; some of these operating lease agreements include options to extend their terms for up to five years. None of the Company's operating lease agreements require the Company to make variable lease payments.

The Company's operating lease right-of-use assets included in *Other* assets and leasing activity is summarized below:

	Year ended December 31,		
	2024	2023	2022
	(dollars in thousands)		
Lease expense:			
Operating leases	$ 15,870	$ 18,782	$ 19,779
Short-term leases	303	436	778
Sublease income	(1,405)	(902)	(46)
Net lease expense included in *Occupancy and equipment* expense	$ 14,768	$ 18,316	$ 20,511
Other information:			
Payments for operating leases	$ 20,118	$ 24,026	$ 23,475
Operating lease right-of-use assets recognized	$ 1,388	$ 2,893	$ 1,364
Period end weighted averages:			
Remaining lease term (in years)	3.6	4.3	4.8
Discount rate	4.0%	3.8%	3.8%

The maturities of the Company's operating lease liabilities are summarized below:

Year ended December 31,	Operating leases
	(in thousands)
2025	$ 19,698
2026	14,590
2027	7,050
2028	5,065
2029	3,922
Thereafter	3,141
Total lease payments	53,466
Less imputed interest	(5,024)
Operating lease liability included in *Accounts payable and accrued expenses*	$ 48,442

Note 14—Other Assets

Other assets are summarized below:

	December 31,	
	2024	2023
	(in thousands)	
Margin deposits	$ 288,153	$ 135,645
Capitalized software, net	120,802	148,736
Interest receivable	41,286	35,196
Servicing fees receivable, net	38,676	37,271
Other servicing receivables	54,058	30,530
Prepaid expenses	45,762	36,044
Operating lease right-of-use assets	36,572	49,926
Deposits securing *Assets sold under agreements to repurchase* and *Notes payable secured by mortgage servicing assets*	16,697	15,653
Real estate acquired in settlement of loans	14,976	14,982
Furniture, fixtures, equipment and building improvements, net	12,916	19,016
Other	100,183	59,461
	$ 770,081	$ 582,460
Deposits securing *Assets sold under agreements to repurchase* or *Notes payable secured by mortgage servicing assets*	$ 16,697	$ 15,653

Note 15—Short-Term Debt

The borrowing facilities described throughout these Notes 15 and 16 contain various covenants, including financial covenants governing the Company's net worth, debt-to-equity ratio and liquidity. Management believes that the Company was in compliance with these covenants as of December 31, 2024.

Assets Sold Under Agreements to Repurchase

The Company has multiple secured borrowing facilities in the form of asset sales under agreements to repurchase. These borrowing facilities are secured by MBS, loans held for sale at fair value or participation certificates backed by mortgage servicing assets. Eligible assets are sold at advance rates based on their fair values (as determined by the lender). Interest is charged at a rate based on the Secured Overnight Financing Rate ("SOFR"). Principal-only stripped MBS, loans and participation certificates financed under these agreements may be re-pledged by the lenders.

Assets sold under agreements to repurchase are summarized below:

	Year ended December 31,		
	2024	2023	2022
	(dollars in thousands)		
Average balance of assets sold under agreements to repurchase	$ 5,474,998	$ 3,701,448	$ 2,580,513
Weighted average interest rate (1)	6.79%	7.12%	3.59%
Total interest expense	$ 393,977	$ 279,289	$ 105,459
Maximum daily amount outstanding	$ 8,591,735	$ 6,358,007	$ 7,289,147

(1) Excludes the effect of amortization of debt issuance costs and non-utilization fees totaling $22.2 million, $15.7 million and $12.9 million for the years ended December 31, 2024, 2023 and 2022, respectively

	December 31,	
	2024	2023
	(dollars in thousands)	
Carrying value:		
Unpaid principal balance	$ 8,692,756	$ 3,769,449
Unamortized debt issuance costs	(7,549)	(5,493)
	$ 8,685,207	$ 3,763,956
Weighted average interest rate	5.89%	7.05%
Available borrowing capacity (1):		
Committed	$ 460,000	$ 1,282,040
Uncommitted	3,104,026	5,548,511
	$ 3,564,026	$ 6,830,551
Assets securing repurchase agreements:		
Principal-only stripped MBS	$ 825,865	$ —
Loans held for sale	$ 7,612,832	$ 3,858,977
Servicing advances (2)	$ 357,939	$ 354,831
Mortgage servicing rights (2)	$ 7,488,539	$ 6,284,239
Deposits (2)	$ 16,697	$ 15,653

(1) The amount the Company is able to borrow under asset repurchase agreements is tied to the fair value of unencumbered assets eligible to secure those agreements and the Company's ability to fund the agreements' margin requirements relating to the assets financed.

(2) Beneficial interests in the Ginnie Mae MSRs, servicing advances and deposits together serve as the collateral backing servicing asset facilities that are included in *Assets sold under agreements to repurchase* and the term notes and term loans included in *Notes payable secured by mortgage servicing assets*. The term notes and term loans are described in Note 16 — *Long-Term Debt - Notes payable secured by mortgage servicing assets.*

Following is a summary of maturities of outstanding advances under repurchase agreements by maturity date:

Remaining maturity at December 31, 2024 (1)	Unpaid principal balance
	(dollars in thousands)
Within 30 days	$ 1,902,179
Over 30 to 90 days	5,692,381
Over 90 to 180 days	108,542
Over 180 days to one year	246,095
Over one year to two years	743,559
Total assets sold under agreements to repurchase	$ 8,692,756
Weighted average maturity (in months)	4.0

(1) The Company is subject to margin calls during the period the agreements are outstanding and therefore may be required to repay a portion of the borrowings before the respective agreements mature if the fair value (as determined by the applicable lender) of the assets securing those agreements decreases.

The amounts at risk (the fair value of the assets pledged plus the related margin deposits, less the amounts advanced by the counterparty and interest payable) relating to the Company's assets sold under agreements to repurchase are summarized by counterparty below as of December 31, 2024:

Loans held for sale and MSRs

Counterparty	Amount at risk	Weighted average maturity of advances	Facility maturity
	(in thousands)		
Atlas Securitized Products, L.P., Goldman Sachs Bank USA, Nomura Corporate Funding Americas and Mizuho Bank, Ltd. (1)	$ 5,770,912	May 6, 2026	May 6, 2026
Atlas Securitized Products, L.P.	$ 138,531	May 21, 2025	June 26, 2026
Bank of America, N.A.	$ 76,289	February 2, 2025	June 10, 2026
JP Morgan Chase Bank, N.A.	$ 55,833	March 5, 2025	June 28, 2026
Royal Bank of Canada	$ 41,459	January 28, 2025	November 10, 2025
Barclays Bank PLC	$ 37,068	April 26, 2025	March 6, 2026
Citibank, N.A.	$ 26,417	March 8, 2025	June 11, 2026
Morgan Stanley Bank, N.A.	$ 25,893	March 18, 2025	May 22, 2026
BNP Paribas	$ 24,468	March 22, 2025	September 30, 2026
Wells Fargo Bank, N.A.	$ 14,954	March 16, 2025	October 15, 2025
Goldman Sachs Bank USA	$ 7,475	March 17, 2025	December 8, 2025

(1) The amount at risk includes the beneficial interests in Ginnie Mae MSRs and servicing advances pledged to serve as the collateral backing servicing asset facilities included in *Assets sold under agreements to repurchase* and the term notes and term loans included in *Notes payable secured by mortgage servicing assets*. The facilities mature on various dates ranging from August 4, 2025 through October 28, 2026 and the facility maturity date shown in this table represents a weighted average of those dates.

Principal-only stripped MBS

Counterparty	Amount at risk	Maturity
	(in thousands)	
Bank of America, N.A.	$ 1,788	January 24, 2025
JP Morgan Chase Bank, N.A.	$ 21,739	January 6, 2025
Wells Fargo Bank, N.A.	$ 18,238	January 23, 2025
Santander US Capital Markets LLC	$ 13,226	January 15, 2025

Mortgage Loan Participation Purchase and Sale Agreements

Certain of the borrowing facilities secured by mortgage loans held for sale are in the form of mortgage loan participation purchase and sale agreements. Participation certificates, each of which represents an undivided beneficial ownership interest in mortgage loans that have been pooled into Fannie Mae, Freddie Mac or Ginnie Mae securities, are sold to a lender pending the securitization of the mortgage loans and sale of the resulting securities which generally occurs within 30 days. A commitment to sell the securities resulting from the pending securitization between the Company and a non-affiliate is also assigned to the lender at the time a participation certificate is sold.

The purchase price paid by the lender for each participation certificate is based on the trade price of the security, plus an amount of interest expected to accrue on the security to its anticipated delivery date, minus a present value adjustment, any related hedging costs and a holdback amount that is based on a percentage of the purchase price. The holdback amount is not required to be paid to the Company until the settlement of the security and its delivery to the lender.

The mortgage loan participation purchase and sale agreements are summarized below:

	Year ended December 31,		
	2024	2023	2022
	(dollars in thousands)		
Average balance	$ 243,132	$ 238,197	$ 211,035
Weighted average interest rate (1)	6.46%	6.48%	3.16%
Total interest expense	$ 16,404	$ 16,129	$ 7,314
Maximum daily amount outstanding	$ 518,042	$ 515,537	$ 515,043

(1) Excludes the effect of amortization of debt issuance costs totaling $695,000, $688,000 and $651,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

	December 31,	
	2024	2023
	(dollars in thousands)	
Carrying value:		
Unpaid principal balance	$ 496,856	$ 446,406
Unamortized debt issuance costs	(344)	(352)
	$ 496,512	$ 446,054
Weighted average interest rate	5.58%	6.60%
Fair value of loans pledged to secure mortgage loan participation purchase and sale agreements	$ 528,002	$ 470,524

Note 16—Long-Term Debt

Notes Payable Secured by Mortgage Servicing Assets

Term Notes and Term Loans

The Company, through its wholly-owned subsidiaries PNMAC, PLS and the PNMAC GMSR ISSUER TRUST ("Issuer Trust"), has entered into a structured finance transaction, in which PLS pledges and/or sells to the Issuer Trust participation certificates representing beneficial interests in Ginnie Mae mortgage servicing assets pursuant to a repurchase agreement. The Issuer Trust has issued VFNs to PLS, has issued secured term notes (the "Term Notes") to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), and has entered into a series of syndicated term loans with various lenders (the "Term Loans"). The Term Notes and Term Loans are secured by the participation certificates relating to Ginnie Mae mortgage servicing assets financed pursuant to the servicing asset repurchase facilities, and rank pari passu with the mortgage servicing asset VFNs which are sold by PLS under agreements to repurchase as shown in Note 15—*Short-Term Debt*.

Following is a summary of the issued and outstanding Term Notes and Term Loans:

Issuance date	Principal balance (in thousands)	Annual interest rate spread (1)	Maturity date Stated	Maturity date Optional extension (2)
Term Notes:				
June 3, 2022	$ 500,000	4.25%	5/25/2027	5/25/2029
February 29, 2024	425,000	3.20%	3/26/2029	3/25/2031
Term Loans:				
February 28, 2023	680,000	3.00%	2/25/2028	2/25/2029
October 25, 2023	125,000	3.00%	10/25/2028	
	$ 1,730,000			

(1) Interest is charged at a rate based on SOFR plus a spread.

(2) The Term Notes and Term Loans' indentures provide the Company with the option to extend the maturity of the Term Notes or Term Loans as specified in the respective agreements.

Freddie Mac MSR Notes Payable

The Company has notes payable to two lenders that are secured by Freddie Mac MSRs. Interest is charged at a rate of SOFR plus a spread as defined in the agreements. The facilities expire on March 6, 2026 and June 11, 2026. The maximum amount that the Company may borrow under the notes payable is $900 million, $850 million of which is committed, and may be reduced by other debt outstanding with the counterparties.

Notes payable secured by mortgage servicing assets are summarized below:

	Year ended December 31, 2024	2023	2022
	(dollars in thousands)		
Average balance	$ 1,848,374	$ 2,421,124	$ 1,584,383
Weighted average interest rate (1)	8.73%	8.59%	4.88%
Total interest expense	$ 164,161	$ 211,085	$ 79,813

(1) Excludes the effect of amortization of debt issuance costs totaling $2.9 million, $3.2 million and $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

	December 31, 2024	2023
	(dollars in thousands)	
Carrying value:		
Unpaid principal balance:		
Term Notes and Term Loans	$ 1,730,000	$ 1,730,000
Freddie Mac MSR Notes Payable	325,000	150,000
	2,055,000	1,880,000
Unamortized debt issuance costs	(6,028)	(6,585)
	$ 2,048,972	$ 1,873,415
Weighted average interest rate	7.81%	8.82%
Assets pledged to secure notes payable (1):		
Servicing advances	$ 357,939	$ 354,831
Mortgage servicing rights	$ 8,609,388	$ 7,033,892
Deposits	$ 16,697	$ 15,653

(1) Beneficial interests in the Ginnie Mae MSRs, servicing advances and deposits together serve as the collateral backing servicing asset facilities that are included in *Assets sold under agreements to repurchase* and the Term Notes and Term Loans are included in *Notes payable secured by mortgage servicing assets.*

Unsecured Senior Notes

The Company issued unsecured senior notes (the “Unsecured Notes”) to qualified institutional buyers under Rule 144A of the Securities Act. The Unsecured Notes are senior unsecured obligations of the Company and will rank senior in right of payment to any future subordinate indebtedness of the Company, equally in right of payment with all existing and future senior indebtedness of the Company and effectively subordinate to any existing and future secured indebtedness of the Company to the extent of the fair value of collateral securing such indebtedness.

The Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by PFSI’s existing and future wholly-owned domestic subsidiaries (other than certain excluded subsidiaries defined in the indenture under which the Unsecured Notes were issued). The guarantees are senior unsecured obligations of the guarantors and will rank senior in right of payment to any future subordinate indebtedness of the guarantors, equally in right of payment with all existing and future senior indebtedness of the guarantors and effectively subordinate to any existing and future secured indebtedness of the guarantors to the extent of the fair value of collateral securing such indebtedness. The Unsecured Notes and the guarantees are structurally subordinate to the indebtedness and liabilities of the Company’s subsidiaries that do not guarantee the Unsecured Notes.

Following is a summary of the Company’s issued and outstanding Unsecured Notes:

Issuance date	Principal balance (in thousands)	Note interest rate (annual)	Maturity date	Optional redemption date (1)
September 29, 2020	$ 500,000	5.375%	October 15, 2025	October 15, 2022
October 19, 2020	150,000	5.375%	October 15, 2025	October 15, 2022
February 11, 2021	650,000	4.25%	February 15, 2029	February 15, 2024
September 16, 2021	500,000	5.75%	September 15, 2031	September 15, 2026
December 11, 2023	750,000	7.875%	December 15, 2029	December 15, 2026
May 23, 2024	650,000	7.125%	November 15, 2030	November 15, 2026
	$ 3,200,000			

(1) Before the optional redemption date, the Company may redeem some or all of the Unsecured Notes for that issuance at a price equal to 100% of the principal amount, plus accrued and unpaid interest and a make-whole premium or the Company may redeem up to 40% of the Unsecured Notes for that issuance with an amount equal to or less than the net proceeds from certain equity offerings at the redemption price set forth in the indenture, plus accrued and unpaid interest. On or after the optional redemption date, the Company may redeem some or all of the Unsecured Notes for that issuance at the redemption prices set forth in the indenture, plus accrued and unpaid interest.

	Year ended December 31,		
	2024	2023	2022
	(dollars in thousands)		
Average balance	$ 2,946,039	$ 1,843,151	$ 1,800,000
Weighted average interest rate (1)	6.04%	5.13%	5.07%
Total interest expense	$ 184,304	$ 98,396	$ 95,014

(1) Excludes the effect of amortization of debt issuance costs of $6.5 million, $3.8 million and $3.7 million on for the years ended December 31, 2024, 2023 and 2022, respectively.

	December 31,	
	2024	2023
	(dollars in thousands)	
Carrying value:		
Unpaid principal balance	$ 3,200,000	$ 2,550,000
Unamortized debt issuance costs and premiums, net	(35,968)	(30,349)
	$ 3,164,032	$ 2,519,651
Weighted average interest rate	6.15%	5.90%

Maturities of Long-Term Debt

Maturities of long-term debt obligations (based on stated maturity dates) are as follows:

	Year ended December 31,						
	2025	2026	2027	2028	2029	Thereafter	Total
	(in thousands)						
Notes payable secured by mortgage servicing assets (1)	$ —	$ 325,000	$ 500,000	$ 805,000	$ 425,000	$ —	$ 2,055,000
Unsecured senior notes	650,000	—	—	—	1,400,000	1,150,000	3,200,000
Total	$ 650,000	$ 325,000	$ 500,000	$ 805,000	$ 1,825,000	$ 1,150,000	$ 5,255,000

(1) The Term Notes and Term Loans' indentures provide the Company with the option to extend the maturity of the Term Notes by two years after their stated maturities.

Note 17—Liability for Losses Under Representations and Warranties

Following is a summary of the Company's liability for losses under representations and warranties:

	Year ended December 31,		
	2024	2023	2022
	(in thousands)		
Balance at beginning of year	$ 30,788	$ 32,421	$ 43,521
Provision for losses:			
Resulting from sales of loans	16,486	12,997	9,617
Resulting from change in estimate	(13,579)	(9,115)	(8,451)
Losses incurred	(4,566)	(5,515)	(12,266)
Balance at end of year	$ 29,129	$ 30,788	$ 32,421
Unpaid principal balance of loans subject to representations and warranties at end of year	$ 413,382,503	$ 354,423,684	$ 296,774,121

Note 18—Income Taxes

The Company files U.S. federal and state corporate income tax returns for PFSI and partnership returns for PNMAC. The Company's federal tax returns are subject to examination for 2021 and forward and its state tax returns are generally subject to examination for 2020 and forward. PNMAC's federal partnership returns are subject to examination for 2021 and forward, and its state tax returns are generally subject to examination for 2020 and forward. The Internal Revenue Service has recently concluded their examination of the Company's federal income tax return for 2020 and issued a no change letter. California has opened an audit for tax years 2019 and 2020. The Company does not expect any material changes from these examinations as of December 31, 2024.

The following table details the Company's provision for income taxes:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Current (benefit) expense:			
Federal	$ (44)	$ 1,436	$ (2,944)
State	258	620	(249)
Total current expense (benefit)	214	2,056	(3,193)
Deferred expense:			
Federal	70,877	31,375	131,670
State	18,512	5,544	61,263
Total deferred expense	89,389	36,919	192,933
Total provision for income taxes	$ 89,603	$ 38,975	$ 189,740

The following table is a reconciliation of the Company's provision for income taxes at statutory rates to the provision for income taxes at the Company's effective income tax rate:

	Year ended December 31,		
	2024	2023	2022
Federal income tax at statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	5.2%	4.7%	5.9%
Tax rate revaluation	(1.9) %	(2.2) %	1.2%
Other	(2.0) %	(2.3) %	0.4%
Effective income tax rate	22.3%	21.2%	28.5%

The components of the Company's provision for deferred income taxes are as follows:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Mortgage servicing rights	$ 231,892	$ 186,628	$ 326,378
Net operating loss	(181,759)	(111,496)	(160,605)
Reserves and losses	39,071	(41,641)	13,480
Additional tax basis in partnership from exchanges of partnership units into the Company's common stock	3,841	3,803	4,517
Compensation accruals	(451)	7,403	10,473
California franchise taxes	—	—	4,447
Other	(3,205)	(7,778)	(5,757)
Total provision for deferred income taxes	$ 89,389	$ 36,919	$ 192,933

The components of *Income taxes payable* are as follows:

	December 31,	
	2024	2023
	(in thousands)	
Current income tax (receivable) payable	$ (45)	$ 1,230
Deferred income tax liability, net	1,131,045	1,041,656
Income taxes payable	$ 1,131,000	$ 1,042,886

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities are presented below:

	December 31, 2024	December 31, 2023
	(in thousands)	
Deferred income tax assets:		
Net operating loss carryforward	$ 454,936	$ 273,178
Reserves and losses	36,365	75,436
Compensation accruals	35,718	35,266
Additional tax basis in partnership from exchanges of partnership units into the Company's common stock	18,116	21,957
Other	8,588	9,943
Gross deferred income tax assets	553,723	415,780
Deferred income tax liabilities:		
Mortgage servicing rights	1,678,702	1,446,810
Other	6,066	10,626
Gross deferred income tax liabilities	1,684,768	1,457,436
Net deferred income tax liability	$ 1,131,045	$ 1,041,656

The Company recorded a deferred tax asset of $454.9 million for net operating losses, of which $181.3 million related to net operating losses incurred in 2024 and the remaining balance of $273.6 million related to net operating losses incurred between 2018 and 2023. The $355.7 million related to federal net operating loss carry forward has no expiration date but is subject to an annual utilization limitation of up to 80% of taxable income. Of the remaining $99.2 million in deferred tax assets, relating to state net operating losses, $12.3 million expires between 2032 and 2037, $68.9 million expires in 2042 and $18.0 million has no expiration date. The Company expects to fully utilize these net operating losses before their expiration dates.

At December 31, 2024 and 2023, the Company had no unrecognized tax benefits and does not anticipate any unrecognized tax benefits. Should the recognition of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company’s policy to record such expenses in the Company’s income tax accounts. No such accruals existed at December 31, 2024 and 2023.

The Company made dividend payments of $52.2 million to holders of common stock in 2024. For tax purposes, the entire distribution is a return of capital to the stockholders.

Note 19—Commitments and Contingencies

Commitments to Purchase and Fund Loans

The Company’s commitments to purchase and fund loans totaled $7.8 billion as of December 31, 2024.

Legal Proceedings

From time to time, the Company may be involved in various claims, investigations, lawsuits and other legal and regulatory proceedings in the ordinary course of its business. The amount, if any, of ultimate liability with respect to such matters cannot be determined, but despite the inherent uncertainties of litigation, management believes that the ultimate disposition of any such proceedings and exposure will not have, individually or taken together, a material adverse effect on the financial condition, income, or cash flows of the Company.

Litigation

On November 5, 2019, Black Knight Servicing Technologies, LLC ("Black Knight"), now a wholly-owned subsidiary of Intercontinental Exchange, Inc. (NYSE: ICE), filed a Complaint and Demand for Jury Trial in the Fourth Judicial Circuit Court in and for Duval County, Florida (the "Florida State Court"), captioned Black Knight Servicing Technologies, LLC v. PennyMac Loan Services, LLC ("PLS"), Case No. 2019-CA-007908, alleging breach of contract and misappropriation of MSP® System trade secrets. On November 6, 2019, PLS filed unlawful monopolization claims against Black Knight pursuant to the Sherman Act and Clayton Act seeking injunctive relief. On March 30, 2020, the Florida State Court granted a motion to compel arbitration filed by the Company, after which all claims of the Company and Black Knight were consolidated into a binding arbitration.

On November 28, 2023, the arbitrator issued an interim award (the "Interim Award") granting in part and denying in part Black Knight's breach of contract claim. The arbitrator's Interim Award also denied in full Black Knight's claim of trade secrets misappropriation. The Interim Award granted Black Knight monetary damages in the amount of $155.2 million, plus prejudgment interest and reasonable attorneys' fees, and it denied in full all of Black Knight's claims for injunctive and declaratory relief.

The Interim Award also granted PLS' claim that Black Knight violated federal antitrust laws, specifically unlawful monopolization in violation of Section 2 of the Sherman Act, and granted PLS' claim for injunctive relief under the Sherman Act and Clayton Act, as well as its reasonable attorneys' fees and costs. The parties subsequently agreed not to seek attorneys' fees or costs on any claims.

As a result of the Interim Award, PLS' loan servicing technology, known as Servicing Systems Environment, or SSE, and all related intellectual property and software developed by or on behalf of PLS, remain the proprietary technology of PLS, free and clear of any restrictions on use. To this end, the arbitrator expressly enjoined Black Knight from claiming ownership to any portion of SSE or preventing the Company from commercializing SSE. Black Knight is also enjoined from enforcing any of its contract clauses requiring that its clients process their loans exclusively on the MSP platform.

On January 12, 2024, the arbitrator issued the final award (the "Final Award"), reducing Black Knight's monetary damages to $150.2 million, plus interest. As a result of the Final Award, the Company reported a pretax expense accrual of $158.4 million in its financial results for the fourth quarter of fiscal year 2023. On February 14, 2024, the Company paid in full and Black Knight accepted payment of all damages and accrued interest due under the Final Award. On March 15, 2024, the Florida State Court confirmed the Final Award, giving the rulings and remedies therein preclusive effect. The Final Award was entered as a judgment in the Florida State Court on August 10, 2024.

Note 20—Stockholders' Equity

The Company has a common stock repurchase program in the amount of $2 billion before transaction costs and excise taxes. The following table summarizes the Company's stock repurchase activity:

	Year ended December 31,			Cumulative
	2024	2023	2022	total (1)
	(in thousands)			
Shares of common stock repurchased	—	1,201	7,788	34,063
Cost of shares of common stock repurchased	$ —	$ 71,491	$ 406,086	$ 1,788,198

(1) Amounts represent the total shares of common stock repurchased under the stock repurchase program through December 31, 2024. Cumulative total cost of common stock repurchase includes $537,000 of transaction fees.

The shares of repurchased common stock were canceled upon settlement of the repurchase transactions.

The Company made dividend payments of $52.2 million to holders of common stock in 2024. For tax purposes, the entire distribution is a return of capital to the stockholders.

Note 21—Net Gains on Loans Held for Sale

Net gains on loans held for sale at fair value are summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
From non-affiliates:			
Cash losses:			
Loans	$ (1,731,125)	$ (1,337,613)	$ (2,128,195)
Hedging activities	495,429	(99,515)	1,347,843
	(1,235,696)	(1,437,128)	(780,352)
Non-cash gains:			
Mortgage servicing rights resulting from loan sales	2,280,830	1,849,957	1,718,094
Provisions for losses relating to representations and warranties:			
Pursuant to loan sales	(16,486)	(12,997)	(9,617)
Reductions in liability due to changes in estimate	13,579	9,115	8,451
Changes in fair values of loans and derivatives held at end of period:			
Interest rate lock commitments	(56,028)	63,749	(296,349)
Loans	71,226	(71,425)	188,849
Hedging derivatives	(244,124)	146,456	(20,879)
	813,301	547,727	808,197
From PennyMac Mortgage Investment Trust (1)	4,067	(1,784)	(16,564)
	$ 817,368	$ 545,943	$ 791,633

(1) Gains on sales of loans to PMT are described in Note 4–*Transactions with Related Parties.*

Note 22—Net Interest Expense

Net interest expense is summarized below:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Interest income:			
Cash and short-term investments	$ 56,252	$ 68,457	$ 19,839
Principal-only stripped mortgage-backed securities	26,035	—	—
Loans held for sale	326,697	279,506	172,124
Placement fees relating to custodial funds	383,798	284,877	102,099
Other	784	84	—
	793,566	632,924	294,062
Interest expense:			
Assets sold under agreements to repurchase	393,977	279,289	105,459
Mortgage loan participation purchase and sale agreements	16,404	16,129	7,314
Notes payable secured by mortgage servicing assets	164,161	211,085	79,813
Unsecured senior notes	184,304	98,396	95,014
Interest shortfall on repayments of mortgage loans serviced for Agency securitizations	46,385	21,538	40,741
Interest on mortgage loan impound deposits	11,298	9,795	7,066
Other	2,819	1,545	20
	819,348	637,777	335,427
	$ (25,782)	$ (4,853)	$ (41,365)

Note 23—Stock-based Compensation

The Company has adopted equity incentive plans that provide for grants of stock options, time-based and performance-based restricted stock units ("RSUs"), stock appreciation rights, performance units and stock grants. As of December 31, 2024, the Company has 5.3 million units available for future awards.

Following is a summary of the stock-based compensation expense by instrument awarded:

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Performance-based RSUs	$ 1,490	$ 9,740	$ 18,096
Time-based RSUs	12,443	11,672	14,837
Stock options	6,935	6,170	9,619
	$ 20,868	$ 27,582	$ 42,552

Performance-Based RSUs

The performance based RSUs provide for the issuance of shares of the Company's common stock based on the achievement of performance goals and job performance ratings. No shares under the grants with performance periods ending December 31, 2024 are expected to vest as the performance goals were not achieved.

The fair value of the performance-based RSUs is measured based on the fair value of the Company's common stock at the grant date, taking into consideration the expected outcome of the performance goal, and the number of shares to be forfeited during the vesting period. The Company applies forfeiture rates of 0 – 20.3% per year based on the grantees' employee classification. The actual number of shares that vest could vary from zero, if the performance goals are not met, to as much as 300% of the units granted, if the performance goals are meaningfully exceeded.

The table below summarizes performance-based RSU activity:

	Year ended December 31,		
	2024	2023	2022
	(in thousands, except per unit amounts)		
Number of units:			
Outstanding at beginning of year	873	976	1,226
Granted	246	307	342
Vested (1)	(274)	(385)	(509)
Forfeited or cancelled	(62)	(25)	(83)
Outstanding at end of year	783	873	976
Weighted average grant date fair value per unit:			
Outstanding at beginning of year	$ 58.90	$ 48.94	$ 36.12
Granted	$ 84.93	$ 60.70	$ 57.10
Vested	$ 58.86	$ 35.36	$ 23.40
Forfeited	$ 65.29	$ 58.46	$ 49.14
Outstanding at end of year	$ 66.58	$ 58.90	$ 48.94

(1) The actual number of performance-based RSUs vested during the years ended December 31, 2024, 2023 and 2022 were 309,000, 617,000 and 654,000 shares, respectively, which is approximately 113%, 160% and 128% of the originally granted units, respectively, due to performance exceeding the established target for the respective grant.

Following is a summary of performance-based RSUs as of December 31, 2024:

Unamortized compensation cost (in thousands)	$ 9,415
Number of shares expected to vest (in thousands)	467
Weighted average remaining vesting period (in months)	11

Time-Based RSUs

The RSU grant agreements provide for the award of time-based RSUs, entitling the award recipient to one share of the Company's common stock for each RSU. In general, and except as otherwise provided by the agreement, one-third of the time-based RSUs vest on each of the first, second, and third anniversaries of the grant date, subject to the recipient's continued service through each anniversary.

Compensation cost relating to time-based RSUs is based on the grant date fair value of the Company's common stock and the number of shares expected to vest. For purposes of estimating the cost of the time-based RSUs granted, the Company applies forfeiture rates of 0% – 20.3% per year based on the grantees' employee classification.

The table below summarizes time-based RSU activity:

	Year ended December 31,		
	2024	2023	2022
	(in thousands, except per unit amounts)		
Number of units:			
Outstanding at beginning of year	412	483	434
Granted	152	187	331
Vested	(215)	(247)	(246)
Forfeited	(27)	(11)	(36)
Outstanding at end of year	322	412	483
Weighted average grant date fair value per unit:			
Outstanding at beginning of year	$ 58.90	$ 53.71	$ 41.74
Granted	$ 85.66	$ 60.72	$ 57.10
Vested	$ 59.18	$ 50.09	$ 37.34
Forfeited	$ 66.59	$ 57.66	$ 51.97
Outstanding at end of year	$ 70.64	$ 58.90	$ 53.71

Following is a summary of RSUs as of December 31, 2024:

Unamortized compensation cost (in thousands)	$ 4,982
Number of units expected to vest (in thousands)	303
Weighted average remaining vesting period (in months)	8

Stock Options

The stock option award agreements provide for the award of options to purchase common stock. In general, and except as otherwise provided by the agreement, one-third of the stock option awards vests on each of the first, second, and third anniversaries of the grant date, subject to the recipient's continued service through each anniversary.

Each stock option has a term of ten years from the date of grant but expires (1) immediately upon termination of the holder's employment or other association with the Company for cause, (2) one year after the holder's employment or other association is terminated due to death or disability and (3) three months after the holder's employment or other association is terminated for any other reason.

The fair value of each stock option award is estimated on the date of grant using a variant of the Black Scholes model based on the following inputs:

	Year ended December 31,		
	2024	2023	2022
Expected volatility (1)	38%	38%	37%
Expected dividends	0.9%	1.3%	1.4%
Risk-free interest rate	4.2% - 5.0%	4.2% - 5.0%	1.1% - 2.1%
Expected grantee forfeiture rate	0% - 5.1%	0% - 5.1%	0% - 5.1%

(1) Based on historical volatilities of the Company's common stock.

The Company uses its historical employee departure behavior to estimate the grantee forfeiture rates used in its option-pricing model. The expected term of common stock options granted is derived from the Company's option pricing model and represents the period that common stock options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual term of the common stock option is based on the U.S. Treasury yield curve in effect at the time of grant.

The table below summarizes stock option award activity:

	Year ended December 31,		
	2024	2023	2022
	(in thousands, except per option amounts)		
Number of stock options:			
Outstanding at beginning of year	3,857	4,317	3,906
Granted	188	221	574
Exercised	(788)	(658)	(155)
Forfeited	(47)	(23)	(8)
Outstanding at end of year	3,210	3,857	4,317
Weighted average exercise price per option:			
Outstanding at beginning of year	$ 35.08	$ 32.46	$ 28.43
Granted	$ 84.93	$ 60.67	$ 57.10
Exercised	$ 25.68	$ 25.66	$ 21.09
Forfeited	$ 64.97	$ 58.10	$ 53.10
Outstanding at end of year	$ 39.87	$ 35.08	$ 32.46

Following is a summary of stock options as of December 31, 2024:

Number of options exercisable at end of year (in thousands)	2,738
Weighted average exercise price per exercisable option	$ 34.94
Weighted average remaining contractual term (in years):	
Outstanding	4.7
Exercisable	4.1
Aggregate intrinsic value:	
Outstanding (in thousands)	$ 199,893
Exercisable (in thousands)	$ 184,011
Expected vesting amounts:	
Number of options expected to vest (in thousands)	465
Weighted average vesting period (in months)	8

Note 24—Disaggregation of Certain Expense Captions

As discussed in Note 3 - *Significant Accounting Policies – Accounting Standards Adopted in 2024*, the Company adopted ASU 2024-03 effective December 31, 2024. Following are the disaggregation disclosures required by ASU 2024-03:

Expense line	Year ended December 31, 2024	2023	2022
		(in thousands)	
Technology			
Amortization of capitalized software	$ 48,169	$ 43,462	$ 23,955
Impairment of capitalized software	147	46	—
Other (1)	101,231	99,644	115,995
Total technology expenses	$ 149,547	$ 143,152	$ 139,950
Occupancy and equipment			
Depreciation	$ 7,815	$ 9,752	$ 10,454
Operating lease cost	14,465	17,880	19,733
Short-term lease cost	303	436	778
Other (2)	10,315	8,490	9,159
Total occupancy and equipment expenses	$ 32,898	$ 36,558	$ 40,124

(1) Other technology expense consists primarily software licensing and maintenance and data center expenses.

(2) Other occupancy and equipment expenses consists primarily common area maintenance charges, repair and security expenses.

Note 25—Earnings Per Share of Common Stock

Basic earnings per share of common stock is determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share of common stock is determined by dividing net income by the weighted average number of shares of common stock and dilutive securities outstanding during the year.

The Company's potentially dilutive securities are stock-based compensation awards. The Company applies the treasury stock method to determine the diluted weighted average number of shares of common stock outstanding based on the outstanding stock-based compensation awards.

The following table summarizes the basic and diluted earnings per share calculations:

	Year ended December 31, 2024	2023	2022
	(in thousands, except per share amounts)		
Net income	$ 311,423	$ 144,656	$ 475,507
Weighted average shares of common stock outstanding	50,990	49,978	53,065
Effect of dilutive securities - shares issuable under stock-based compensation plan	2,366	2,755	2,885
Weighted average diluted shares of common stock outstanding	53,356	52,733	55,950
Basic earnings per share	$ 6.11	$ 2.89	$ 8.96
Diluted earnings per share	$ 5.84	$ 2.74	$ 8.50

Calculations of diluted earnings per share require certain potentially dilutive shares to be excluded when their inclusion in the diluted earnings per share calculation would be anti-dilutive. The following table summarizes the weighted-average number of anti-dilutive outstanding performance-based RSUs, time-based RSUs and stock options excluded from the calculation of diluted earnings per share:

	Year ended December 31,		
	2024	2023	2022
	(in thousands except for weighted average exercise price)		
Performance-based RSUs (1)	775	561	281
Time-based RSUs	3	2	62
Stock options (2)	153	289	1,339
Total anti-dilutive units and options	931	852	1,682
Weighted average exercise price of anti-dilutive stock options (2)	$ 84.93	$ 59.42	$ 58.58

(1) Certain performance-based RSUs were outstanding but not included in the computation of earnings per share because the performance thresholds included in such RSUs have not been achieved.

(2) Certain stock options were outstanding but not included in the computation of diluted earnings per share because the weighted-average exercise prices were above the average stock price for the year.

Note 26—Regulatory Capital and Liquidity Requirements

The Company, through PLS, is required to maintain specified levels of capital and liquidity to remain a seller/servicer in good standing with the Agencies. Such capital and liquid asset requirements generally are tied to the size of the Company's loan servicing portfolio, loan origination volume and delinquency rate.

The Agencies' capital and liquidity requirements, the calculations of which are specified by each Agency, are summarized below:

	December 31, 2024		December 31, 2023	
Requirement/Agency	Actual (1)	Requirement (1)	Actual (1)	Requirement (1)
	(dollars in thousands)			
Capital				
Fannie Mae & Freddie Mac	$ 7,457,748	$ 1,380,100	$ 6,890,144	$ 1,211,365
Ginnie Mae	$ 6,952,347	$ 1,526,074	$ 6,559,001	$ 1,314,677
HUD	$ 6,952,347	$ 2,500	$ 6,559,001	$ 2,500
Risk-based capital				
Ginnie Mae (2)	40 %	6 %		
Liquidity				
Fannie Mae & Freddie Mac	$ 870,243	$ 630,698	$ 1,243,927	$ 543,913
Ginnie Mae	$ 1,208,755	$ 460,200	$ 1,684,457	$ 389,501
Adjusted net worth / Total assets ratio				
Ginnie Mae	35 %	6 %	48 %	6 %
Tangible net worth / Total assets ratio				
Fannie Mae & Freddie Mac	29 %	6 %	37 %	6 %

(1) Calculated in compliance with the respective Agency's requirements.

(2) Ginnie Mae has issued a risk-based capital requirement that became effective December 31, 2024.

Noncompliance with an Agency's requirements can result in such Agency taking various remedial actions up to and including terminating PLS's ability to sell loans to and service loans on behalf of the respective Agency.

Note 27—Segments

The Company's reportable segments are identified based on their unique business activities. The following disclosures about the Company's business segments are presented consistent with the way the Company's chief operating decision maker organizes and evaluates financial information for making operating decisions and assessing performance. The reportable segments are evaluated based on income or loss before provisions for (benefit from) income taxes. The chief operating decision maker uses pre-tax segment results to assess segment performance and allocate operating and capital resources among the two reportable segments. The segments are separately evaluated because they represent different products and services. The Company's chief operating decision maker is its chief executive officer.

During the year ended December 31, 2024, the Company adopted ASU 2023-07. Concurrent with the adoption of ASU 2023-07 management reassessed its segment definitions to those shown below. Prior year amounts have been recast to conform those years' presentation to current year presentation.

The Company conducts its business in two operating and reportable segments, production and servicing:

- The production segment performs loan origination, acquisition and sale activities, including the fulfillment of correspondent production activities for PMT.
- The servicing segment performs servicing of loans on behalf of PMT and non-affiliate investors, execution and management of early buyout transactions and servicing of loans sourced and managed for PMT.
- Non-segment activities are included under the heading "Corporate and other" and include amounts attributable to corporate activities that are not directly attributable to the production and servicing segments as well as investment management fees earned from PMT. None of the other items meet the quantitative threshold to be classified as a reportable segment.

Financial performance and results by segment are as follows:

	Year ended December 31, 2024				
	Production	Servicing	Reportable segment total	Corporate and other	Consolidated Total
	(in thousands)				
Revenues: (1)					
Net gains on loans held for sale at fair value	$ 726,720	$ 90,648	$ 817,368	$ —	$ 817,368
Loan origination fees	185,700	—	185,700	—	185,700
Fulfillment fees from PennyMac Mortgage Investment Trust	26,291	—	26,291	—	26,291
Net loan servicing fees	—	533,655	533,655	—	533,655
Management fees	—	—	—	28,623	28,623
Net interest income (expense):					
Interest income	321,210	470,492	791,702	1,864	793,566
Interest expense	318,750	500,598	819,348	—	819,348
	2,460	(30,106)	(27,646)	1,864	(25,782)
Other	531	1,167	1,698	26,178	27,876
Total net revenue	941,702	595,364	1,537,066	56,665	1,593,731
Expenses:					
Compensation	315,838	204,371	520,209	112,529	632,738
Loan origination	164,092	—	164,092	—	164,092
Technology	95,603	39,511	135,114	14,433	149,547
Servicing	—	105,997	105,997	—	105,997
Professional services	11,206	6,906	18,112	19,880	37,992
Occupancy and equipment	15,683	11,142	26,825	6,073	32,898
Marketing and advertising	20,138	280	20,418	1,551	21,969
Legal settlements	—	(30)	(30)	1,621	1,591
Other (2)	7,911	22,185	30,096	15,785	45,881
Total expenses	630,471	390,362	1,020,833	171,872	1,192,705
Income (loss) before provision for income taxes	$ 311,231	$ 205,002	$ 516,233	$ (115,207)	$ 401,026
Segment assets at end of year	$ 8,431,612	$ 17,588,018	$ 26,019,630	$ 67,257	$ 26,086,887
Acquisition of:					
Capitalized software	$ 16,156	$ 3,685	$ 19,841	$ 541	$ 20,382
Furniture, fixtures, equipment and building improvements	$ 465	$ 1,039	$ 1,504	$ 211	$ 1,715
Amortization of capitalized software	$ 39,160	$ 7,881	$ 47,041	$ 1,128	$ 48,169
Depreciation and amortization of furniture, fixtures, equipment and building improvements	$ 3,743	$ 2,804	$ 6,547	$ 1,268	$ 7,815

(1) All revenues are from external customers. The segments do not recognize intersegment revenues.

(2) Other expense includes smaller balance expense categories not separately provided to the chief operating decision maker such as safekeeping, travel, postage and corporate insurance.

	Year ended December 31, 2023				
	Production	Servicing	Reportable segment total	Corporate and other	Consolidated Total
	(in thousands)				
Revenues: (1)					
Net gains on loans held for sale at fair value	$ 453,063	$ 92,880	$ 545,943	$ —	$ 545,943
Loan origination fees	146,118	—	146,118	—	146,118
Fulfillment fees from PennyMac Mortgage Investment Trust	27,826	—	27,826	—	27,826
Net loan servicing fees	—	642,600	642,600	—	642,600
Management fees	—	—	—	28,762	28,762
Net interest income (expense):					
Interest income	272,307	358,247	630,554	2,370	632,924
Interest expense	254,890	382,887	637,777	—	637,777
	17,417	(24,640)	(7,223)	2,370	(4,853)
Other	250	3,663	3,913	11,347	15,260
Total net revenue	644,674	714,503	1,359,177	42,479	1,401,656
Expenses:					
Compensation	274,447	201,002	475,449	101,515	576,964
Loan origination	114,500	—	114,500	—	114,500
Technology	88,086	40,343	128,429	14,723	143,152
Servicing	—	69,433	69,433	—	69,433
Professional services	10,825	7,485	18,310	42,211	60,521
Occupancy and equipment	18,353	10,774	29,127	7,431	36,558
Marketing and advertising	16,125	178	16,303	1,328	17,631
Legal settlements	853	—	853	161,917	162,770
Other (2)	5,407	16,896	22,303	14,193	36,496
Total expenses	528,596	346,111	874,707	343,318	1,218,025
Income (loss) before provision for income taxes	$ 116,078	$ 368,392	$ 484,470	$ (300,839)	$ 183,631
Segment assets at end of year	$ 4,560,323	$ 14,036,203	$ 18,596,526	$ 248,037	$ 18,844,563
Acquisition of:					
Capitalized software	$ 32,504	$ 416	$ 32,920	$ 1,864	$ 34,784
Furniture, fixtures, equipment and building improvements	$ 199	$ 991	$ 1,190	$ 196	$ 1,386
Amortization of capitalized software	$ 31,285	$ 9,934	$ 41,219	$ 2,243	$ 43,462
Depreciation and amortization of furniture, fixtures, equipment and building improvements	$ 5,225	$ 2,965	$ 8,190	$ 1,562	$ 9,752

(1) All revenues are from external customers. The segments do not recognize intersegment revenues.

(2) Other expense includes smaller balance expense categories not separately provided to the chief operating decision maker such as safekeeping, travel, postage and corporate insurance.

	Year ended December 31, 2022				
	Production	Servicing	Reportable segment total	Corporate and other	Consolidated Total
	(in thousands)				
Revenues: (1)					
Net gains on loans held for sale at fair value	$ 599,895	$ 191,738	$ 791,633	$ —	$ 791,633
Loan origination fees	169,859	—	169,859	—	169,859
Fulfillment fees from PennyMac Mortgage Investment Trust	67,991	—	67,991	—	67,991
Net loan servicing fees	—	951,329	951,329	—	951,329
Management fees	—	—	—	31,065	31,065
Net interest income (expense):					
Interest income	134,206	158,954	293,160	902	294,062
Interest expense	108,072	227,355	335,427	—	335,427
	26,134	(68,401)	(42,267)	902	(41,365)
Other	441	3,119	3,560	11,683	15,243
Total net revenue	864,320	1,077,785	1,942,105	43,650	1,985,755
Expenses:					
Compensation	384,884	205,332	590,216	145,015	735,231
Loan origination	173,622	—	173,622	—	173,622
Technology	81,826	41,256	123,082	16,868	139,950
Servicing	—	59,628	59,628	—	59,628
Professional services	22,769	7,500	30,269	43,001	73,270
Occupancy and equipment	21,653	12,353	34,006	6,118	40,124
Marketing and advertising	40,419	679	41,098	5,664	46,762
Legal settlements	—	—	—	4,649	4,649
Other (2)	8,348	19,824	28,172	19,100	47,272
Total expenses	733,521	346,572	1,080,093	240,415	1,320,508
Income (loss) before provision for income taxes	$ 130,799	$ 731,213	$ 862,012	$ (196,765)	$ 665,247
Segment assets at end of year	$ 3,617,627	$ 13,056,461	$ 16,674,088	$ 148,496	$ 16,822,584
Acquisition of:					
Capitalized software	$ 66,171	$ 1,365	$ 67,536	$ 4,399	$ 71,935
Furniture, fixtures, equipment and building improvements	$ 5,146	$ 1,515	$ 6,661	$ 498	$ 7,159
Amortization of capitalized software	$ 11,653	$ 9,961	$ 21,614	$ 2,341	$ 23,955
Depreciation and amortization of furniture, fixtures, equipment and building improvements	$ 5,832	$ 3,044	$ 8,876	$ 1,578	$ 10,454

(1) All revenues are from external customers. The segments do not recognize intersegment revenues.

(2) Other expense includes smaller balance expense categories not separately provided to the chief operating decision maker such as safekeeping, travel, postage and corporate insurance.

Note 28—Parent Company Information

The Company’s debt financing agreements require PLS, the Company’s indirect controlled subsidiary, to comply with financial covenants that include a minimum tangible net worth of $1.3 billion. PLS is limited from transferring funds to the Parent by this minimum tangible net worth requirement. The Company’s Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company’s existing and future wholly-owned domestic subsidiaries (other than certain excluded subsidiaries defined in the indentures under which the Unsecured Notes were issued).

PENNYMAC FINANCIAL SERVICES, INC.
CONDENSED BALANCE SHEETS

	December 31,	
	2024	2023
	(in thousands)	
ASSETS		
Cash	$ 2,994	$ 8,639
Investments in subsidiaries	4,809,214	4,488,039
Due from subsidiaries	3,012,578	2,322,854
Total assets	$ 7,824,786	$ 6,819,532
LIABILITIES AND STOCKHOLDERS' EQUITY		
Unsecured senior notes	$ 3,164,032	$ 2,519,651
Accounts payable and accrued expenses	34,274	29,636
Payable to subsidiaries	—	187
Income taxes payable	796,829	731,455
Total liabilities	3,995,135	3,280,929
Stockholders' equity	3,829,651	3,538,603
Total liabilities and stockholders' equity	$ 7,824,786	$ 6,819,532

PENNYMAC FINANCIAL SERVICES, INC.
CONDENSED STATEMENTS OF INCOME

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Revenues			
Dividends from subsidiaries	$ 9,378	$ 80,617	$ 417,391
Net interest income:			
Interest income:			
From non-affiliates	5	—	—
From subsidiary	255,773	156,082	121,452
	255,778	156,082	121,452
Interest expense	184,304	98,396	95,014
	71,474	57,686	26,438
Total net revenues	80,852	138,303	443,829
Expenses			
Charitable contributions	2,500	—	—
Other	838	931	267
Total expenses	3,338	931	267
Income before provision for income taxes and equity in undistributed earnings of subsidiaries	77,514	137,372	443,562
Provision for income taxes	66,398	31,267	129,948
Income before equity in undistributed earnings of subsidiaries	11,116	106,105	313,614
Equity in undistributed earnings of subsidiaries	300,307	38,551	161,893
Net income	$ 311,423	$ 144,656	$ 475,507

PENNYMAC FINANCIAL SERVICES, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2024	2023	2022
		(in thousands)	
Cash flows from operating activities			
Net income	$ 311,423	$ 144,656	$ 475,507
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of subsidiaries	(300,307)	(38,551)	(161,893)
Amortization of net debt issuance costs	6,509	3,802	3,701
Decrease in receivable from PennyMac Mortgage Investment Trust	—	27	—
Increase in intercompany receivable	(698,869)	(894,204)	(31,566)
Increase (decrease) in accounts payable and accrued expenses	4,638	3,280	(1,779)
(Decrease) increase in payable to subsidiaries	(187)	52	19
Increase in income taxes payable	65,374	32,383	217,771
Net cash (used in) provided by operating activities	(611,419)	(748,555)	501,760
Cash flows from financing activities			
Issuance of unsecured senior notes	650,000	750,000	—
Payment of debt issuance costs	(12,128)	(14,071)	—
Payment of dividend to holders of common stock	(52,160)	(41,446)	(54,621)
Issuance of common stock pursuant to exercise of stock options	20,062	17,215	2,947
Payment of withholding taxes relating to stock-based compensation	—	—	(7,780)
Repurchase of common stock	—	—	(406,086)
Net cash provided by (used in) financing activities	605,774	711,698	(465,540)
Net (decrease) increase in cash (1)	(5,645)	(36,857)	36,220
Cash at beginning of year	8,639	45,496	9,276
Cash at end of year	$ 2,994	$ 8,639	$ 45,496
Supplemental cash flow information:			
Non-cash financing activity:			
Repurchase of common stock by PNMAC on behalf of Parent company	$ —	$ 71,491	$ —
Payment of withholding taxes relating to stock-based compensation by PNMAC on behalf of Parent company	$ 9,401	$ 9,142	$ —
Issuance of common stock in settlement of directors' fees	$ 256	$ 180	$ 205

(1) The Company did not hold restricted cash during the years presented.

Note 29—Subsequent Events

Management has evaluated all events and transactions through the date the Company issued these consolidated financial statements. During this period:

- On February 6, 2025, the Company issued $850 million in principal amount of 6.875% unsecured senior notes due February, 15, 2033 that will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by its existing and future wholly-owned domestic subsidiaries.

- On January 30, 2024, the Company announced a cash dividend of $0.30 per common share. The dividend will be paid on February 23, 2025 to common stockholders of record as of February 13, 2025.

- All agreements to repurchase assets that matured before the date of this Report were extended or renewed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENNYMAC FINANCIAL SERVICES, INC.
(Registrant)
By: /s/ David A. Spector
David A. Spector
Chairman and Chief Executive Officer
(Principal Executive Officer)

Dated: February 19, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ David A. Spector David A. Spector	Chairman and Chief Executive Officer (Principal Executive Officer)	February 19, 2025
/s/ Daniel S. Perotti Daniel S. Perotti	Senior Managing Director and Chief Financial Officer (Principal Financial Officer)	February 19, 2025
/s/ Gregory L. Hendry Gregory L. Hendry	Chief Accounting Officer (Principal Accounting Officer)	February 19, 2025
/s/ Doug Jones Doug Jones	Director, President and Chief Mortgage Banking Officer	February 19, 2025
/s/ Jonathon S. Jacobson Jonathon S. Jacobson	Director	February 19, 2025
/s/ Patrick Kinsella Patrick Kinsella	Director	February 19, 2025
/s/ Anne D. McCallion Anne D. McCallion	Director	February 19, 2025
/s/ Joseph Mazzella Joseph Mazzella	Director	February 19, 2025
/s/ Farhad Nanji Farhad Nanji	Director	February 19, 2025
/s/ Jeffrey Perlowitz Jeffrey Perlowitz	Director	February 19, 2025
/s/ Lisa Shalett Lisa Shalett	Director	February 19, 2025
/s/ Sunil Chandra Sunil Chandra	Director	February 19, 2025
/s/ Theodore Tozer Theodore Tozer	Director	February 19, 2025

EXECUTIVE OFFICERS

David A. Spector
Chairman and Chief Executive Officer

Doug Jones
Director, President and Chief Mortgage Banking Officer

Mark Elbaum
Senior Managing Director and Chief Capital Markets Officer

James Follette
Senior Managing Director and Chief Digital Officer

Daniel S. Perotti
Senior Managing Director and Chief Financial Officer

Derek W. Stark
Senior Managing Director, Chief Legal Officer and Secretary

Abbie Tidmore
Senior Managing Director and Chief Revenue Officer

BOARD OF DIRECTORS

David A. Spector
Chairman and Chief Executive Officer, *PennyMac Financial Services, Inc.*

Anne D. McCallion[1][2][3]
Former Chief Financial Officer and subsequently Chief Enterprise Operations Officer, *PennyMac Financial Services, Inc.*

Douglas Jones
Director, President and Chief Mortgage Banking Officer, *PennyMac Financial Services, Inc.*

Farhad Nanji[2]
Co-Founder, *MFN Partners Management, L.P.*
Former Managing Director, *Highfields Capital Management, LP*

Sunil Chandra[4][6]
Founder and CEO, *Dyme Digital, Inc.*
Former CEO, *OakNorth* and Former Vice President, *Google*

Jeffrey A. Perlowitz[1][2][3][6]
Independent Lead Director
Former Managing Director and Co-Head of Global Securitized Markets, *Citigroup*

Jonathon S. Jacobson[3][4]
Non-Executive Chairman, *HighSage Ventures, LLC*
Former Co-Founder, Chief Investment Officer and Chief Executive Officer, *Highfields Capital Management, LP*

Lisa M. Shalett[4][5][6]
Former Partner, *Goldman Sachs Group, Inc.*
Former Managing Partner, *Brookfield Asset Management*

Patrick Kinsella[1][5][6]
Former Senior Audit Partner, *KPMG LLP*

Theodore W. Tozer[1][5][6]
Former President, *Government National Mortgage Association (Ginnie Mae)*

Joseph Mazzella[4][5]
Former Managing Director and General Counsel, *Highfields Capital Management LP*

Board Committees:
[1] Audit Committee
[2] Compensation Committee
[3] Finance Committee
[4] Nominating and Corporate Governance Committee
[5] Related Party Matters Committee
[6] Risk Committee


PENNYMAC®
FINANCIAL SERVICES